     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 18, 1998
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                        PHILLIPS-VAN HEUSEN CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

               DELAWARE                                  5136                                 13-1166910
   (STATE OR OTHER JURISDICTION OF           (PRIMARY STANDARD INDUSTRIAL         (IRS EMPLOYER IDENTIFICATION NO.)
    INCORPORATION OR ORGANIZATION)           CLASSIFICATION CODE NUMBER)

                          1290 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10104
                                 (212) 541-5200
   (ADDRESS AND TELEPHONE NUMBER OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                     BRUCE J. KLATSKY                                                 COPY TO:
           CHAIRMAN AND CHIEF EXECUTIVE OFFICER                                 EDWARD H. COHEN, ESQ.
              PHILLIPS-VAN HEUSEN CORPORATION                                   ROSENMAN & COLIN LLP
                1290 AVENUE OF THE AMERICAS                                      575 MADISON AVENUE
                 NEW YORK, NEW YORK 10104                                     NEW YORK, NEW YORK 10022
            (NAME, ADDRESS AND TELEPHONE NUMBER
                   OF AGENT FOR SERVICE)

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
                            ------------------------
                        CALCULATION OF REGISTRATION FEE

                                                    PROPOSED
     TITLE OF EACH CLASS                        MAXIMUM OFFERING         PROPOSED
     OF SECURITIES TO BE        AMOUNT TO BE        PRICE PER       MAXIMUM AGGREGATE        AMOUNT OF
         REGISTERED              REGISTERED         SHARE(1)        OFFERING PRICE(1)    REGISTRATION FEE
  9 1/2% Senior Subordinated
     Notes
     due 2008................   $150,000,000          100%             $150,000,000           $44,250

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act.
                            ------------------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.


                   SUBJECT TO COMPLETION DATED JUNE 18, 1998
PROSPECTUS

                        PHILLIPS-VAN HEUSEN CORPORATION
                            OFFER TO EXCHANGE UP TO
         $150,000,000 OF ITS 9 1/2% SENIOR SUBORDINATED NOTES DUE 2008
                       FOR ANY AND ALL OF ITS OUTSTANDING
             $150,000,000 9 1/2% SENIOR SUBORDINATED NOTES DUE 2008

                             ----------------------

     THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON ______, 1998, UNLESS EXTENDED.

     Phillips-Van Heusen Corporation is offering hereby, upon the terms and subject to the conditions set forth in this Prospectus and accompanying Letter of Transmittal, which together constitute the Exchange Offer, to exchange an aggregate of up to $150 million principal amount of its 9 1/2% Senior Subordinated Notes due 2008 (the 'Exchange Notes') for an identical face amount of its issued and outstanding 9 1/2% Senior Subordinated Notes Due 2008 (the 'Initial Notes'; the Initial Notes and the Exchange Notes being referred to collectively as the 'Notes'). See 'The Exchange Offer' for further information concerning the above and for information with respect to resales of the Exchange Notes by broker-dealers.

     The Exchange Notes are substantially identical to the Initial Notes. See 'Description of Exchange Notes'.

     The Exchange Notes are being offered hereby to satisfy certain obligations of the Company contained in the Registration Rights Agreement. Based on interpretations by the staff of the Securities and Exchange Commission set forth in no-action letters issued to third parties, the Company believes that the Exchange Notes issued pursuant to the Exchange Offer in exchange for Initial Notes may be offered for resale, resold or otherwise transferred by any holder thereof (other than any holder that is a broker-dealer or an 'affiliate' of the Company within the meaning of Rule 405 under the Securities Act) without further compliance with the registration and prospectus delivery requirements of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such holder's business, such holder has no arrangement or understanding with any person to participate in the distribution of such Exchange Notes and neither such holder nor any such other person is engaging in or intends to engage in a distribution of the Exchange Notes. However, the Company has not sought, and does not intend to seek, its own no-action letter, and there can be no assurance that the Commission would make a similar determination with respect to the Exchange Offer. See 'Plan of Distribution'.

     The Exchange Notes are designated for trading in the PORTAL Market. There is no established trading market for the Exchange Notes. The Company does not currently intend to list the Exchange Notes on any securities exchange or to seek approval for quotation through any automated quotation system. Accordingly, there can be no assurance as to the development or liquidity of any market for the Exchange Notes. The certificates representing the Exchange Notes will be issued in fully registered form.

     SEE 'RISK FACTORS' BEGINNING ON PAGE 14 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY HOLDERS OF THE INITIAL NOTES.

                             ----------------------

  THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE COMMISSION NOR HAS THE COMMISSION
         OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
          OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                       CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this Prospectus is June   , 1998.

                      DOCUMENTS INCORPORATED BY REFERENCE

     The following documents filed by the Company with the Commission are hereby incorporated into this Prospectus and shall be deemed to be a part hereof:

          (i) the Company's Annual Report on Form 10-K for the fiscal year ended February 1, 1998, as amended by its amendment on Form 10-K/A No. 1. (File No. 1-724); and

          (ii) the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 3, 1998 (File No. 1-724).

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the 'Exchange Act') subsequent to the date of this Prospectus and prior to the consummation of the Exchange Offer shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     Copies of all documents incorporated by reference into this Prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference therein), will be provided without charge to each person to whom this Prospectus is delivered, upon oral or written request by such person to the Secretary of the Company, 1290 Avenue of the Americas, New York, New York 10104, telephone number (212) 541-5200.

                           FORWARD-LOOKING STATEMENTS

     Forward-looking statements in this Prospectus, including, without limitation, statements relating to the plans, strategies, objectives, expectations and intentions of Phillips-Van Heusen Corporation (the 'Company'), are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy, and some of which might not be anticipated, including, without limitation, the following: (i) the Company's plans, strategies, objectives, expectations and intentions are subject to change at any time at the discretion of the Company; (ii) the levels of sales of the Company's apparel and footwear products, both to its wholesale customers and in its retail stores, and the extent of discounts and promotional pricing in which the Company is required to engage may vary from expected levels and amounts; (iii) the Company's plans and results of operations will be affected by the Company's ability to manage its growth and inventory; and (iv) other risks and uncertainties indicated from time to time in the Company's filings with the Securities and Exchange Commission (the 'Commission').

     Future events and actual results, financial and otherwise, could differ materially from those set forth in or contemplated by the forward-looking statements herein. Important factors that could contribute to such differences, in addition to those referred to above, are set forth herein under 'Risk Factors'.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the detailed information and consolidated financial statements appearing elsewhere in this Prospectus. Unless the context otherwise requires, as used in this Prospectus, the term 'Company' means Phillips-Van Heusen Corporation ('PVH') and its subsidiaries ('Subsidiaries'). The Company's fiscal year is based on the 52-53 week period ending on the Sunday on or closest to January 31 and is designated by the calendar year in which the fiscal year commences. The Company derives market share data information used herein from various industry sources.

                                  THE COMPANY

OVERVIEW

     The Company is a leading marketer of men's, women's and children's apparel and footwear, sold under five nationally recognized brand names -- Van Heusen, Bass, Izod, Gant and Geoffrey Beene -- in the dress shirt, casual footwear, and sportswear sectors. The Company is brand focused and manages the design, sourcing and manufacturing of substantially all of its products on a brand by brand basis. The Company's products include both dress and sport shirts and casual shoes and, to a lesser extent, sweaters, neckwear, furnishings, bottoms, outerwear and leather and canvas accessories. Approximately 23% of the Company's net sales in fiscal 1997 were derived from sales of dress shirts, 33% from sales of footwear and related products and 44% from sales of other apparel goods, primarily branded sportswear. The Company markets its products at a wholesale level through national and regional department store chains and also directly to consumers through its own retail stores, generally located in factory outlet retail malls. The Company believes that marketing through the wholesale channel provides the opportunity to build brand equity and represents its core business, and views its retail business as a complement to its strong branded positions in the wholesale market. The Company's strategy is to exploit and expand its branded position in the United States and, on a longer-term basis, in the international arena, and the Company believes that its portfolio of well recognized brands offers the Company the best opportunity for realizing sales growth and enhancing profit margins.

     The Company's net sales and EBITDA (exclusive of the non-recurring charges to earnings recorded in fiscal 1997) were $1,350.0 million and $70.8 million, respectively, in fiscal 1997 versus $1,359.6 million and $77.2 million, respectively, in fiscal 1996. Fiscal 1997 was a year of transition, as the Company continued to realign and strengthen its business and further reduce costs. The Company continued its store closing program and closed its sweater manufacturing operations, which resulted in a planned reduction of revenue, made a major investment of $18.4 million in incremental advertising expenditures in the second half of the year, and took non-recurring charges to earnings of $132.7 million in connection with certain restructuring expenses. The Company believes that it made significant progress in its apparel segment where sales and profitability increased, but it was disappointed with the results of its footwear and related products segment. The Company believes that the increased advertising expenditures and brand repositionings executed in 1997 position it well to compete in its markets and expects the actions which gave rise to the 1997 charges to result in aggregate cost savings of over $40 million in the period 1998 to 2000, and to exceed $20 million annually by 2000.

     The Company's Van Heusen, Bass, Izod, Gant and Geoffrey Beene brands collectively account for approximately 93% of the Company's net sales, with approximately 73% of net sales being derived from Van Heusen, Bass and Geoffrey Beene alone. Izod and Gant were acquired by the Company in 1995 and subsequently repositioned in their markets. The Company believes that Izod and Gant have substantial brand equity and position the Company well to capitalize on the increasing popularity of branded sportswear. The Company owns four of the five brands, with sales of the fifth -- Geoffrey Beene -- being under licensing agreements with that designer. In addition, the Company recently entered into a license agreement to market DKNY brand men's dress shirts.

     The Company's brands enjoy national recognition in their respective sectors of the market and share a rich heritage with between 40 and 120 years of operating history. They represent sales leaders in their respective market niches, from a dominant position in dress shirts, to a leading position in casual footwear, to an increasingly important position in men's sportswear. In the United States, Van Heusen is the best selling men's dress shirt and woven sport shirt brand, and Geoffrey Beene is the best selling men's designer dress shirt brand. The Company believes that its overall share of the United States men's dress shirt market, including its branded, designer and private label offerings, is the largest of any company and that it has a growing market share, currently in excess of 32%, in the key department store channel. In the United States, Izod products include the best selling men's sweater brand, one of the best selling basic knit shirts and the number one ranked golf apparel brand in pro shops and resorts. Gant represents the largest collection brand in several countries in Europe, and is second only to 'Polo' in most of the other European countries. Bass is the leading brand of men's, women's and children's casual shoes at the moderate price range in the United States.

     The Company markets its five premier brands to different segments of the market, appealing to varied demographic sectors and a broad spectrum of consumers. This diversity of the Company's brands is intended to minimize competition among the brands. The Van Heusen brand, designed to target the moderate price range, appeals to the relatively conservative 'middle American' consumer. The typical Bass consumer is family oriented, views the Bass brand as 'Americana', associated with a casual, outdoor lifestyle, and pays moderate prices for his or her product. The Company's Izod brand is 'active inspired', designed to sell on the main floor of department stores largely in knitwear categories in the moderate to upper moderate price range. The Gant brand is the Company's entry into collection sportswear and focuses on a traditional consumer with refined taste who is prepared to purchase apparel in the higher price range of the market. Geoffrey Beene is targeted toward a more fashion-forward consumer who is prepared to purchase apparel in the upper moderate price range. The Company's products are designed to appeal to relatively stable demographic sectors and generally are not reliant on rapidly changing fashion trends.

     The Company believes that because of its strong brands it is well-positioned to capitalize on several trends that have affected the apparel and footwear sectors in recent years. These include the stabilization of the department store sector with a smaller number of stronger players, among which the Company ranks its most important customers; the continued importance of branding as a measure of product differentiation; continued growth in the branded sportswear sector; and the stabilization of the dress shirt sector after several years of modest decline. In addition, the recent lack of momentum in the athletic shoe sector provides the Company with the opportunity to capitalize on its Bass casual footwear products.

     Substantially all of the Company's sales are made in the United States. However, the Company believes that global name awareness is a key to the creation of lasting brand equity and that it must pursue selective opportunities to expand the sales of its brands internationally. Currently, Gant is the Company's brand that is most developed internationally, with its name recognition and sales substantially stronger in Europe than in the United States. Gant products are sold in 35 countries, including in over 50 Gant stores owned or franchised by the Company's licensing partner, Pyramid Sportswear, in which the Company owns a minority interest with an option to acquire 100%. Although the Van Heusen, Bass and Izod product lines also are sold outside the United States, both directly and through licensees, their international sales are small relative to Gant. Based on its experience with Gant, the Company believes that opportunities exist to expand the sales of its Van Heusen, Bass and Izod brands internationally.

     Consistent with its strategy of developing its brands, the Company has focused on the wholesale sector -- primarily department stores -- as the key source of distribution for its products. The Company believes that the wholesale channel generally, and department stores specifically, provide the best means of promoting a fully conceptualized image for each of its brands and of securing broad awareness of its products and image. The Company's wholesale customers for branded and designer apparel include May Co., Federated, JC Penney, Proffits and Dillard's. The Company's customers for footwear include Federated, May Co., Dillard's, Belk's and Nordstrom. The Company's ten largest wholesale customers, accounting for over 60% of the Company's fiscal 1997 sales to wholesale customers, each have been the Company's customers for more than 25 years. The Company believes that its customers rely on its ability to design, manufacture to exacting quality standards and deliver on a timely basis commercially successful apparel and footwear programs.

     While focused on the wholesale sector, the Company also sells its products directly to consumers in approximately 695 Company-owned stores located primarily in factory outlet retail malls. The stores are operated in five formats, matching each of the Company's premier brands -- Van Heusen, Bass, Izod, Gant and Geoffrey Beene. Van Heusen and Bass, which have the broadest national recognition, followed by Izod, are in the broadest range of malls. Geoffrey Beene stores are located in malls where that brand has greater name recognition. Gant stores are included in a limited number of the most successful of the nation's malls. Historically, the Company participated in the significant expansion of the factory outlet mall sector, capitalizing on mall expansion to build a portfolio of approximately 1,000 stores and generate significant sales and cash flow growth. However, this strategy left the Company reliant on mall growth rather than on brand and market share development as the primary driver of expansion, contributed to a deterioration in the quality and stability of earnings and failed to strengthen the image and brand equity in its major businesses. Since 1995, the Company has significantly reduced the number of its retail locations and has closed its least attractive stores to optimize its portfolio. The Company's retail presence remains an important complement to its strong branded positions in the wholesale market, facilitating product experimentation, the gathering of market intelligence, effective inventory control and management of surplus product.

STRATEGY

     The Company's strategy is to exploit and expand its branded position in the United States and, on a longer-term basis, internationally. Elements of this strategy include:

     o CAPITALIZE ON SPORTSWEAR OPPORTUNITY. With a renewed strong focus by retailers on the importance of men's sportswear and the customer impact of brand differentiation within that sector, the Company has actively sought to build a leading branded presence in this fragmented niche, acquiring existing sportswear brands (Izod and Gant) and expanding their presence in the wholesale sector. This renewed focus is in part attributable to the on-going move of employers towards casual dress policies, such as 'casual Fridays', and the increasing number of people who work at home. In addition, outside of the workplace, people's social activities generally focus on a more casual lifestyle. These trends present greater opportunities for the Company in sportswear. Sportswear now represents 66% of the Company's apparel segment sales, and it is expected that sportswear will continue to increase as a percentage of sales.

     o EXTEND BRAND PRODUCT RANGE. The Company continues to broaden the product range of its brands, capitalizing on the name recognition, popular draw and discrete target customer segmentation of each of its major labels. For example, dress shirts are now marketed under the Bass name and sportswear under the Van Heusen name, and Izod recently has expanded its offerings to include products for the fall and holiday seasons, a step toward building a year-round brand. As part of the introduction of the European Gant collection in the United States, the Company expanded its sportswear offerings to include sport coats, outerwear, rainwear, swimwear and accessories. Brand differentiation is maintained with design, manufacturing and procurement functions managed at the brand level.

     o PROMOTE GLOBAL BRAND AND IMAGE. The Company believes that over the long-term the most successful brands will be those with a consistent imagery, market positioning and name recognition throughout the world's major consumer markets. The Company's longer-term goal is to develop its core brands into international consumer franchises. Currently, all four of the Company's owned brands are distributed internationally, although only Gant, which in its niche is the leading market player in several European countries and is second only to 'Polo' in most of the other European countries, has achieved widespread brand recognition. The Van Heusen brand is licensed in 21 countries in North, Central and South America. In 1992, Bass began marketing its footwear internationally and is now selling limited amounts of footwear to retailers in Europe, Canada, South America, the Middle East, Africa and Asia. The Company plans to build on these bases and to project a consistent global image for each of its owned brands.

     o BUILD UPON ENHANCED ADVERTISING PRESENCE. The Company launched advertising campaigns for its brands in the second half of fiscal 1997, which resulted in an increase in advertising expenditures by $18.4 million from fiscal 1996 to $37.8 million. Based upon dialogue with its wholesale customers, the Company believes that the campaigns were well received. The Company is committed to a continued advertising program to support and further develop the national and international recognition of its brands. The Company believes that ongoing communication with the consumer is a core ingredient for branded marketing success.

     o LEVERAGE CORE COMPETENCIES IN LOGISTICAL AND IT SUPPORT. With primary focus on the more demanding wholesale customer nationwide and on securing and maintaining a strong presence on the department store floor, the Company has made significant investments to ensure the adequacy of its inventory replenishment programs, its capacity to monitor sales by SKU and margin and its ability to ensure its customers of timely product availability in a cost-effective manner.

     o INCREASE OPERATING EFFICIENCIES. The Company is committed to a cost reduction program and constantly explores alternative methods to achieve that objective. Given its size, purchasing power and ability to optimize manufacturing and outsourcing alternatives, the Company is in a position to achieve significant efficiencies in procurement and manufacturing. This is essential if the Company is to provide high levels of service and responsiveness to its wholesale customers, while maintaining control over costs and working capital. The Company has developed significant manufacturing flexibility by maintaining a range of Company-owned and third party manufacturing capacity available to it, while optimizing margins through recourse to low cost non-United States manufacturing. The Company has announced a number of programs, including the contraction of its United States manufacturing and logistical infrastructure, to achieve significant cost savings.

     o OPERATE COMPLEMENTARY RETAIL OPERATIONS. The Company's factory outlet retail stores provide a valuable complement to its wholesale presence, allowing for product experimentation, the gathering of market information, increasing the efficiency of inventory and surplus product management. The Company's stores sell a breadth of product not otherwise found in the Company's wholesale offerings. With a significant program of store closures in progress, the Company has been very focused on improving the profitability of the retail portfolio as a whole and maintaining its financial viability as a second channel of distribution. The Company's remaining retail stores are profitable, and the average sales per square foot and inventory turn at such stores have improved significantly since 1995, thereby positioning the Company's retail operations to generate increasing earnings and cash flows.

IMPLEMENTATION OF THE COMPANY'S STRATEGIES

     Specific action steps taken beginning in 1995 and continuing into 1998 and 1999 with respect to the implementation of these strategies include: (i) the acquisition of the Izod and Gant brands; (ii) the reorganization of the Company's non-dress shirt operations along brand lines versus a wholesale/retail organizational structure; (iii) the complete repositioning of Gant's domestic brand image to match its highly successful European brand image; (iv) the launching of new, focused Van Heusen, Izod and Gant advertising campaigns; (v) the closure of approximately 400 of the Company's worst performing retail locations in a program that by the end of fiscal 1998, after approximately 50 new store openings, will have reduced the retail portfolio from approximately 1,000 locations to approximately 650; (vi) the closure of domestic shirt manufacturing plants and its United States mainland shoe manufacturing plant;
(vii) the consolidation of the Company's domestic warehousing and distribution facilities; and (viii) the closure of the Company's sweater manufacturing operations, which were unprofitable, capital intensive and did not match the Company's branded strategy.

     These steps have had the effect of focusing the Company's attention and resources on its core brands and have yielded strong and positive results, with further benefits expected to continue over the next three years. The Company's apparel operations (excluding sweater operations) saw net sales increase 4.9% in fiscal 1997 to $882.0 million, representing 65% of total fiscal 1997 net sales, gross margins improve from 31.3% to 32.9% and operating income increase over 50% to $45.4 million in fiscal 1997 (after incremental advertising expenses of $15.0 million) as compared to fiscal 1996. The Company's net sales of wholesale branded apparel products increased 24% in 1997 to $387.2 million. With $6.0 million of annual savings already realized from the closure of dress shirt manufacturing facilities in 1995 and 1996, the further closures in manufacturing facilities and consolidation of logistical infrastructure announced by the Company in 1997 are expected to result in substantial future cash savings.

     Within the dress shirt sector, as the benefits of brand development and manufacturing reorientation have begun to be realized, estimated market share in the department store channel in which the Company competes has increased to 31% from 26%, with sales increasing by 20% in fiscal 1997 as compared to fiscal 1996, and operating margins and profitability more than doubling. Approximately 60 underperforming Geoffrey Beene sportswear retail outlets have been closed, resulting in significant increases in productivity and sales per square foot in the remaining stores, and eliminating the losses experienced by that business in 1996. Gant's 1997 repositioning in the United States was implemented as the Company opened a new flagship store on Fifth Avenue in Manhattan and increased by 34% the number of in-store shops in department stores carrying the Gant collection, with a further increase of 30% planned by department stores in 1998. Izod's wholesale sales doubled during 1997, with a 32% increase in the number of stores carrying the line. While Van Heusen's retail sales experienced a small decline as poorly performing stores were closed, operating profit increased 23%, reflecting the benefits of the Company's programs.

     The process of implementing the Company's strategic initiatives has not been without disappointment. In the Bass business, fiscal 1997 net sales declined 5% to $439.0 million, as a result of the Company's attempt to reposition its Bass brand to higher price points, which proved overly aggressive. While the higher price position was endorsed by the Company's wholesale customers, the initiatives were not well executed and did not meet with consumer support, resulting in an inventory build up at both the wholesale level and in the Company's own factory outlet retail stores. To protect its franchise and preserve its wholesale customer relationships, the Company took substantial markdowns in its own retail stores and aggressively financed the markdowns required by its wholesale customers to sell this inventory. Line management responsible for the Bass business has been changed, a decision was made to close the United States mainland manufacturing facilities and the brand was returned to its historic positioning targeted in the moderate price range as a family oriented, 'Americana'-associated casual lifestyle brand. The result of these actions was a non-recurring charge to fiscal 1997 earnings of $54.2 million and a decline in footwear and related products operating income (before such charge) of $17.5 million to $15.4 million. While the Company is disappointed at the outcome of the Bass repositioning effort, the Company believes that its current plans for Bass will allow it to return to its historical levels of sales and profitability.

     The implementation of these strategic initiatives has resulted in the Company taking pre-tax charges of $27.0 million in fiscal 1995 and $132.7 million in fiscal 1997, inclusive of the $54.2 million of Bass related charges. The Company believes that these initiatives have positioned it to achieve significant improvements in sales, operating income and cash flow in its apparel businesses and will position it further to compete cost effectively in the future across all of its business sectors. Furthermore, the Company believes that the initiatives favorably position the Company to accelerate its strategy of building pre-eminent global apparel and footwear brands.

COMPANY'S STRENGTHS

     The key strengths of the Company are as follows:

     o MARKET LEADERSHIP POSITION. The Company maintains a dominant position in men's dress shirts, a leading position in casual footwear and an increasingly important position in the fragmented men's sportswear market. The Company's strong market shares provide it with significant marketing strength relative to its competitors and attractive selling floor space at its department store customers.

     o HIGH BRAND AWARENESS. The Company's five premier brands -- Van Heusen, Bass, Izod, Gant and Geoffrey Beene -- enjoy national recognition in their respective sectors of the market. Brand recognition is critical in the apparel and footwear industries, where strong brand names help define consumer preferences and drive department store floor space allocation.

     o MARKET SEGMENTATION. The Company markets its five premier brands to different segments of the market, appealing to varied demographic sectors and a broad spectrum of consumers. Accordingly, the diversity of the Company's brands is intended to minimize competition among the brands.

     o STRENGTH AND BREADTH OF CUSTOMERS. The Company markets its products to a broad spectrum of customers, including department stores, as well as directly to the consumer in its factory outlet retail stores. The Company's retail business is intended to serve as a complement to its strong branded positions in the wholesale market. The Company's ten largest wholesale customers, accounting for over 60% of the Company's fiscal 1997 sales to wholesale customers, each have been the Company's customers for more than 25 years. No single customer accounted for more than 6% of the Company's total sales in any of the last three years.

     o STRONG LOGISTICS. Timely delivery and product quality are among the most important criteria used by retailers to evaluate suppliers. Because of the Company's relatively large size and vertical integration, it has the capacity to contend successfully with the demands of large retailers. The Company's investment in information technology, use of the Company's electronic data interchange system ('EDI'), automated warehousing and distribution operations and global sourcing network facilitate quick response to sales trends and inventory demands, maximizing its inventory flexibility and contributing to its strength in dealing with its large retail customers.

     o WORLDWIDE SOURCING ABILITY. The Company has the capability to source effectively on a world-wide basis as a result of its structure and history in the apparel and footwear industries. The Company employs highly seasoned sourcing specialists for each brand. To support these specialists, the Company maintains a world-wide sourcing network, with offices in various countries, whose responsibilities include technical support, quality control and human rights monitoring. These sourcing specialists provide expertise in sourcing multiple classifications, which results in highly efficient and cost-effective inventory movement. As a result of the Company's sourcing network, the Company has developed strong and stable global relationships over the years.

     o STRONG MANAGEMENT. The Company's management is composed of a loyal team of relatively young and experienced individuals. The average officer of the Company is under 50 and has spent 25 years in the apparel industry, 13 of those years being with the Company. The Company believes that its unique team has the experience and expertise to implement the objectives of the Company.

     The Company was incorporated in the State of Delaware in 1976 as the successor to a business begun in 1881, and, with respect to Bass, a business begun in 1876. The Company's principal executive offices are located at 1290 Avenue of the Americas, New York, New York 10104; its telephone number is (212) 541-5200.

                               THE EXCHANGE OFFER

THE EXCHANGE OFFER..............................  The Company is offering, upon the terms and subject to the conditions set forth in the accompanying Letter of Transmittal
                                                  (together, the 'Exchange Offer') to exchange up to $150 million aggregate principal amount of its 9 1/2% Senior Subordinated
                                                  Notes due 2008 for a like aggregate principal amount of its outstanding 9 1/2% Senior Subordinated Notes due 2008. The terms of the Exchange Notes are identical in all material
                                                  respects (including principal amount, interest rate and
                                                  maturity) to the terms of the Initial Notes for which they may be exchanged pursuant to the Exchange Offer, except that the
                                                  Exchange Notes are freely transferable by holders thereof
                                                  (other than as provided herein), and are not subject to any covenant regarding registration under the Securities Act of
                                                  1933 (the 'Securities Act').

INTEREST PAYMENTS...............................  Interest on the Exchange Notes shall accrue from the last
                                                  Interest Payment Date (May 1 or November 1) on which interest was paid on the Initial Notes so surrendered or, if no interest has been paid on such Initial Notes, from April 22, 1998.

NO MINIMUM CONDITION............................  The Exchange Offer is not conditioned upon any minimum aggregate principal amount of Initial Notes being tendered for exchange.

EXPIRATION DATE; WITHDRAWAL OF TENDER...........  The Exchange Offer will expire at 5:00 p.m., New York City
                                                  time, on                , 1998 (the 'Expiration Date'). The
                                                  Company currently does not intend to extend the Expiration
                                                  Date. Tenders may be withdrawn at any time prior to 5:00 p.m.,
                                                  New York City time, on the Expiration Date.

PROCEDURES FOR TENDERING INITIAL NOTES..........  Each holder of Initial Notes wishing to accept the Exchange
                                                  Offer must complete, sign and date the Letter of Transmittal, or a facsimile thereof, in accordance with the instructions contained herein and therein, and mail or otherwise deliver such Letter of Transmittal, together with the Initial Notes and any other required documentation, to the Exchange Agent at the address set forth herein.

USE OF PROCEEDS.................................  The Company will not receive any proceeds from the exchange of
                                                  Notes pursuant to the Exchange Offer.

SPECIAL PROCEDURES FOR BENEFICIAL OWNERS........  Any beneficial owner whose Initial Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee who wishes to tender should contact such
                                                  registered holder promptly and instruct such registered holder to tender on such beneficial owner's own behalf. If such
                                                  beneficial owner wishes to tender on such beneficial owner's own behalf, such beneficial owner must, prior to completing and executing the Letter of Transmittal and delivering the Initial
                                                  Notes, either make appropriate arrangements to register
                                                  ownership of the Initial Notes in such beneficial owner's name
                                                  or

                                                  obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take
                                                  considerable time.

GUARANTEED DELIVERY PROCEDURES..................  Holders of Initial Notes who wish to tender their Initial Notes and whose Initial Notes are not entirely available or who
                                                  cannot deliver their Initial Notes, the Letter of Transmittal or any other documents required by the Letter of Transmittal to the Exchange Agent prior to the Expiration Date must tender their Initial Notes according to the guaranteed delivery
                                                  procedures set forth herein.

ACCEPTANCE OF INITIAL NOTES AND DELIVERY OF THE   The Company will accept for exchange any and all Initial Notes
EXCHANGE NOTES..................................  which are properly tendered in the Exchange Offer prior to 5:00
                                                  p.m., New York City time, on the Expiration Date. The Exchange
                                                  Notes issued pursuant to the Exchange Offer will be delivered promptly following the Expiration Date.

EFFECT ON THE HOLDERS OF INITIAL NOTES..........  As a result of the making of, and upon acceptance for exchange of all validly tendered Initial Notes pursuant to the terms of, the Exchange Offer, the Company will have fulfilled the
                                                  covenant contained in the Exchange and Registration Rights
                                                  Agreement (the 'Registration Rights Agreement') dated April 22,
                                                  1998 among the Company and Goldman, Sachs & Co., Chase
                                                  Securities, Inc. and Citicorp Securities, Inc. (the 'Initial
                                                  Purchasers') Accordingly, there will be no increase in the interest rate on the Initial Notes pursuant to the terms of the
                                                  Registration Rights Agreement, and the holders of the Initial
                                                  Notes will have no further registration or other rights under the Registration Rights Agreement other than those which
                                                  survive the Exchange Offer. Holders of the Initial Notes who do
                                                  not tender their Initial Notes in the Exchange Offer will
                                                  continue to hold such Initial Notes and will be entitled to all the rights and subject to all the limitations applicable
                                                  thereto under the Indenture dated April 22, 1998 between the
                                                  Company and Union Bank of California, N.A., as Trustee,
                                                  relating to the Initial Notes and the Exchange Notes (the
                                                  'Indenture'), except for any such rights under the Registration
                                                  Rights Agreement that by their terms terminate or cease to have further effectiveness as a result of the making of, and the acceptance for exchange of all validly tendered Initial Notes pursuant to, the Exchange Offer. All untendered Initial Notes will continue to be subject to the restrictions on transfer provided for in the Initial Notes and the Indenture. To the extent that the Initial Notes are tendered and accepted in the
                                                  Exchange Offer, the trading market for untendered Initial Notes could be adversely affected.

CONSEQUENCE OF FAILURE TO EXCHANGE..............  Initial Notes that are not exchanged for Exchange Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Initial Notes as set forth in the legend thereon and in the Indenture.

                                                  The Company currently does not anticipate that it will register any Initial Notes which are not exchanged pursuant to the
                                                  Exchange Offer under the Securities Act after the Expiration
                                                  Date.

FEDERAL INCOME TAX CONSEQUENCES.................  The exchange pursuant to the Exchange Offer should not result in gain or loss to the holders or the Company for federal
                                                  income tax purposes.

EXCHANGE AGENT..................................  Union Bank of California, N.A. (the 'Exchange Agent') is
                                                  serving as exchange agent in connection with the Exchange
                                                  Offer. Union Bank of California, N.A. also serves as the
                                                  Trustee under the Indenture.

                          TERMS OF THE EXCHANGE NOTES

SECURITIES OFFERED..............................  $150 million aggregate principal amount of 9 1/2% Senior
                                                  Subordinated Notes due 2008.

MATURITY DATE...................................  May 1, 2008.

INTEREST PAYMENT DATES..........................  May 1 and November 1, commencing November 1, 1998.

OPTIONAL REDEMPTION.............................  The Exchange Notes will be redeemable at the option of the
                                                  Company, in whole or in part, at any time on or after May 1,
                                                  2003, at the redemption prices set forth herein plus accrued and unpaid interest to the date of redemption. In addition, if on or before May 1, 2001 one or more Public Equity Offerings
                                                  (as defined in the Indenture) are completed, the Company, at its option, may redeem in the aggregate up to one-third of the original principal amount of the Exchange Notes at a redemption price equal to 109.50% of the aggregate principal amount so redeemed plus accrued and unpaid interest to the redemption date, with the net proceeds of such Public Equity Offerings, provided that at least two-thirds of the original principal amount of the Exchange Notes remains outstanding immediately after the occurrence of any such redemption.

RANKING.........................................  The Exchange Notes will be general unsecured obligations of
                                                  PVH, subordinated in right of payment to all existing and
                                                  future Senior Debt (as defined in the Indenture). The Notes will also be effectively subordinated to all existing and
                                                  future liabilities of the Company's Subsidiaries. As of May 3,
                                                  1998, after giving effect to each of the Initial Notes Offering and the senior credit facility (the 'Credit Facility') and the use of proceeds therefrom, the Company has approximately $148 million principal amount of Senior Debt represented by
                                                  borrowings under its Credit Facility and the Initial Notes and approximately $147 million of Senior Debt represented by
                                                  letters of credit. In addition, the Company has an additional approximately $130 million of unused credit capacity available under its Credit Facility. The indebtedness under the Credit
                                                  Facility is Senior Debt.

                                                  The existing Senior Debt is, and any future indebtedness under the Credit Facility generally will be, secured by substantially all of the Company's assets.

CHANGE OF CONTROL...............................  In the event of a Change of Control (as defined in the
                                                  Indenture), the Company will be required to offer to repurchase the Notes at a purchase price equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest to the date of purchase.

ASSET SALE PROCEEDS.............................  The Company may not make any Asset Disposition (as defined in the Indenture) in one or more related transactions, unless (i)
                                                  the Company receives fair market value, as determined by the
                                                  Board of Directors, (ii) 85% of the consideration consists of cash, readily marketable cash equivalents or the assumption of debt of the Company, and (iii) all Net Available Proceeds (as
                                                  defined in the Indenture), less any amounts invested or
                                                  committed to be invested within 365 days of such disposition in assets related to the business of the Company or applied to permanently repay Senior Debt, are applied to (a) the repayment of Senior Debt then outstanding, (b) make an offer to purchase any outstanding Notes at par, and (c) any other use not
                                                  otherwise prohibited by the Indenture.

CERTAIN COVENANTS...............................  The Indenture contains covenants for the benefit of the holders of Exchange Notes that, among other things, restrict the
                                                  ability of the Company to: (i) incur additional Debt (as
                                                  defined in the Indenture), (ii) pay dividends or make
                                                  distributions, (iii) incur liens, (iv) enter into transactions with affiliates, or (v) merge or consolidate the Company.

                                USE OF PROCEEDS

     The Company will not receive any proceeds from the issuance of the Exchange Notes in exchange for the Initial Notes.

                                  RISK FACTORS

     Holders of Initial Notes should consider carefully the matters set forth under 'Risk Factors', as well as the other information and financial statements and data included in this Prospectus.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

     The following summary consolidated financial information for each of the five years ended February 1, 1998 has been derived from the consolidated financial statements of the Company which have been audited by Ernst & Young LLP, independent auditors. The consolidated results of operations for 1994, 1995 and 1997 include non-recurring charges related principally to a series of actions the Company has taken to accelerate the execution of its ongoing strategy to build its brands. The adjusted statements of operations data and segment data segregate the non-recurring charges from the Company's ongoing operations. 'Management's Discussion and Analysis of Financial Condition and Results of Operations' included elsewhere herein discusses the Company's results of operations before the non-recurring charges. The following summary consolidated financial information for each of the thirteen weeks ended May 4, 1997 and May 3, 1998 have been derived from the unaudited condensed consolidated financial statements of the Company and are subject to year-end adjustments; however, in the opinion of management, all known adjustments (which consist only of normal recurring accruals) have been made to present fairly the consolidated operating results for the unaudited periods. The results of operations for the interim periods are not necessarily indicative of those for a full fiscal year due, in part, to seasonal factors.

                                         52 WEEKS       52 WEEKS      52 WEEKS      53 WEEKS      52 WEEKS       13 WEEKS
                                           ENDED          ENDED         ENDED         ENDED         ENDED         ENDED
                                        JANUARY 30,    JANUARY 29,   JANUARY 28,   FEBRUARY 2,   FEBRUARY 1,      MAY 4,
                                           1994           1995          1996          1997          1998           1997
                                        -----------    -----------   -----------   -----------   -----------   ------------
                                                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)       (UNAUDITED)
STATEMENT OF OPERATIONS DATA
Net sales.............................  $1,152,394     $1,255,466    $1,464,128    $1,359,593    $1,350,007     $  285,925
Cost of goods sold....................     747,555        845,655       987,921       910,517       937,965        186,957
                                        ----------     ----------    ----------    ----------    ----------     ----------
Gross profit..........................  $  404,839     $  409,811    $  476,207    $  449,076    $  412,042     $   98,968
Selling, general and administrative
  expenses............................     324,528        353,109       428,634       401,338       412,495        100,654
Facility and store closing,
  restructuring and other expenses....          --          7,000        27,000            --        86,700             --
                                        ----------     ----------    ----------    ----------    ----------     ----------
Income (loss) before Year 2000
  computer conversion expenses,
  interest and taxes..................  $   80,311     $   49,702    $   20,573    $   47,738    $  (87,153)    $   (1,686)
Year 2000 computer conversion
  expenses............................          --             --            --            --            --             --
                                        ----------     ----------    ----------    ----------    ----------     ----------
Income (loss) before interest and
  taxes...............................  $   80,311     $   49,702    $   20,573    $   47,738    $  (87,153)    $   (1,686)
Interest expense, net.................      16,679         12,793        23,199        23,164        20,672          4,932
                                        ----------     ----------    ----------    ----------    ----------     ----------
Income (loss) before taxes............  $   63,632     $   36,909    $   (2,626)   $   24,574    $ (107,825)    $   (6,618)
Income tax expense (benefit)..........      20,380          6,894        (2,920)        6,044       (41,246)        (2,078)
Extraordinary loss....................      11,394             --            --            --            --             --
                                        ----------     ----------    ----------    ----------    ----------     ----------
Net income (loss).....................  $   31,858     $   30,015    $      294    $   18,530    $  (66,579)    $   (4,540)
                                        ----------     ----------    ----------    ----------    ----------     ----------
                                        ----------     ----------    ----------    ----------    ----------     ----------
Net income (loss) per share:
 Basic................................  $     1.22 (1) $     1.13    $     0.01    $     0.69    $    (2.46)    $    (0.17)
                                        ----------     ----------    ----------    ----------    ----------     ----------
                                        ----------     ----------    ----------    ----------    ----------     ----------
 Diluted..............................  $     1.18 (1) $     1.11    $     0.01    $     0.68    $    (2.46)   $    (0.17)
                                        ----------     ----------    ----------    ----------    ----------    ----------
                                        ----------     ----------    ----------    ----------    ----------    ----------

ADJUSTED STATEMENT OF OPERATIONS DATA
  (BEFORE NON-RECURRING CHARGES)
Net sales.............................  $1,152,394     $1,255,466    $1,464,128    $1,359,593    $1,350,007     $  285,925
Cost of goods sold....................     747,555        845,655       987,921       910,517       937,965        186,957
Non-recurring charges.................          --             --            --            --       (46,000)            --
                                        ----------     ----------    ----------    ----------   -----------     ----------
Gross profit before non-recurring
  charges.............................  $  404,839     $  409,811    $  476,207    $  449,076    $  458,042     $   98,968
SG&A expenses and non-recurring
  charges.............................     324,528        360,109       455,634       401,338       499,195        100,654
Non-recurring charges.................          --         (7,000 )     (27,000 )          --       (86,700)            --
                                        ----------     ----------    ----------    ----------   -----------     ----------
SG&A expenses before non-recurring
  charges.............................  $  324,528     $  353,109    $  428,634    $  401,338    $  412,495     $  100,654
Income (loss) before Year 2000
  computer conversion expenses,
  interest, taxes and non-recurring
  charges.............................      80,311         56,702        47,573        47,738        45,547         (1,686)
Year 2000 computer conversion
  expenses............................          --             --            --            --            --             --
Income (loss) before interest, taxes
  and non-recurring charges...........      80,311         56,702        47,573        47,738        45,547         (1,686)
Interest expense, net.................      16,679         12,793        23,199        23,164        20,672          4,932
                                        ----------     ----------    ----------    ----------    ----------     ----------
Income (loss) before taxes,
  non-recurring charges and
  extraordinary item..................  $   63,632     $   43,909    $   24,374    $   24,574    $   24,875     $   (6,618)
                                        ----------     ----------    ----------    ----------    ----------     ----------
                                        ----------     ----------    ----------    ----------    ----------     ----------

                                          13 WEEKS
                                           ENDED
                                           MAY 3,
                                            1998
                                        ------------
                                         (unaudited)
STATEMENT OF OPERATIONS DATA
Net sales.............................   $  295,765
Cost of goods sold....................      193,257
                                        -----------
Gross profit..........................   $  102,508
Selling, general and administrative
  expenses............................      101,954
Facility and store closing,
  restructuring and other expenses....           --
                                        -----------
Income (loss) before Year 2000
  computer conversion expenses,
  interest and taxes..................          554
Year 2000 computer conversion
  expenses............................       (2,000)
                                        -----------
Income (loss) before interest and
  taxes...............................   $   (1,446)
Interest expense, net.................        5,466
                                        -----------
Income (loss) before taxes............   $   (6,912)
Income tax expense (benefit)..........       (2,427)
Extraordinary loss....................        1,060
                                        -----------
Net income (loss).....................   $   (5,545)
                                        -----------
                                        -----------
Net income (loss) per share:
 Basic................................   $    (0.20)(2)
                                        -----------
                                        -----------
 Diluted..............................   $    (0.20)(2)
                                        -----------
                                        -----------
ADJUSTED STATEMENT OF OPERATIONS DATA
  (BEFORE NON-RECURRING CHARGES)
Net sales.............................   $  295,765
Cost of goods sold....................      193,257
Non-recurring charges.................           --
                                        -----------
Gross profit before non-recurring
  charges.............................   $  102,508
SG&A expenses and non-recurring
  charges.............................      101,954
Non-recurring charges.................           --
                                        -----------
SG&A expenses before non-recurring
  charges.............................   $  101,954
Income (loss) before Year 2000
  computer conversion expenses,
  interest, taxes and non-recurring
  charges.............................          554
Year 2000 computer conversion
  expenses............................       (2,000)
Income (loss) before interest, taxes
  and non-recurring charges...........       (1,446)
Interest expense, net.................        5,466
                                        -----------
Income (loss) before taxes,
  non-recurring charges and
  extraordinary item..................   $   (6,912)
                                        -----------
                                        -----------

                                         52 WEEKS       52 WEEKS      52 WEEKS      53 WEEKS      52 WEEKS       13 WEEKS
                                           ENDED          ENDED         ENDED         ENDED         ENDED         ENDED
                                        JANUARY 30,    JANUARY 29,   JANUARY 28,   FEBRUARY 2,   FEBRUARY 1,      MAY 4,
                                           1994           1995          1996          1997          1998           1997
                                        -----------    -----------   -----------   -----------   -----------   ------------
                                                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)       (UNAUDITED)
SEGMENT DATA (BEFORE NON-RECURRING
  CHARGES)
Net sales -- apparel...................  $  757,452     $  812,993     $1,006,701     $  897,370     $  911,047      $ 193,298
Net sales -- footwear and related
  products.............................     394,942        442,473        457,427        462,223        438,960         92,627
                                         ----------     ----------     ----------     ----------     ----------      ---------
Total net sales........................  $1,152,394     $1,255,466     $1,464,128     $1,359,593     $1,350,007      $ 285,925
                                         ----------     ----------     ----------     ----------     ----------      ---------
                                         ----------     ----------     ----------     ----------     ----------      ---------
Operating income (loss) -- apparel.....  $   53,645     $   35,994     $   37,432     $   30,021     $   45,416      $    (544)
Operating income -- footwear and
  related products.....................      39,638         31,207         23,026         32,888         15,382          2,648
                                         ----------     ----------     ----------     ----------     ----------      ---------
Total operating income.................  $   93,283     $   67,201     $   60,458     $   62,909     $   60,798      $   2,104
Corporate expenses.....................     (12,972)       (10,499)       (12,885)       (15,171)       (15,251)        (3,790)
                                         ----------     ----------     ----------     ----------     ----------      ---------
Income (loss) before Year 2000 computer
  conversion expenses, interest, taxes,
  non-recurring charges and
  extraordinary item...................  $   80,311     $   56,702     $   47,573     $   47,738     $   45,547      $  (1,686)
                                         ----------     ----------     ----------     ----------     ----------      ---------
                                         ----------     ----------     ----------     ----------     ----------      ---------
OTHER DATA
EBITDA (before non-recurring
  charges)(3)..........................  $   99,893     $   81,467     $   81,313     $   77,176     $   70,847      $   5,296
Capital expenditures...................      47,866         53,140         39,773         22,578         17,923          3,354
Depreciation and amortization..........      19,582         24,765         33,740         29,438         25,300          6,982
Cash dividends.........................       3,920          3,984          4,007          4,050          4,065          2,030
Ratio of EBITDA to interest
  expense(4)...........................         6.0 x          5.8 x          2.3 x          3.3 x           --            1.1x
Ratio of adjusted EBITDA (before
  non-recurring charges) to interest
  expense..............................         6.0 x          6.4 x          3.5 x          3.3 x          3.4 x (6)      N/A
Ratio of earnings to fixed
  charges(5)...........................         2.7 x          2.0 x           --            1.5 x           --             --
Ratio of adjusted earnings (before
  non-recurring charges) to fixed
  charges..............................         2.7 x          2.2 x          1.5 x          1.5 x          1.5 x (6)      N/A
Ratio of total debt to adjusted EBITDA
  (before non-recurring charges).......         1.7 x          2.1 x          3.7 x          2.8 x          3.5 x         50.7x
Ratio of total debt to capital.........        40.8 %         38.2 %         52.3 %         43.1 %         53.0 %         48.6%

                                          13 WEEKS
                                           ENDED
                                           MAY 3,
                                            1998
                                        ------------

SEGMENT DATA (BEFORE NON-RECURRING
  CHARGES)
Net sales -- apparel...................   $ 205,389
Net sales -- footwear and related
  products.............................      90,376
                                         ----------
Total net sales........................   $ 295,765
                                         ----------
                                         ----------
Operating income (loss) -- apparel.....   $   3,226
Operating income -- footwear and
  related products.....................         581
                                         ----------
Total operating income.................   $   3,807
Corporate expenses.....................      (3,253)
                                         ----------
Income (loss) before Year 2000 computer
  conversion expenses, interest, taxes,
  non-recurring charges and
  extraordinary item...................   $     554
                                         ----------
                                         ----------
OTHER DATA
EBITDA (before non-recurring
  charges)(3)..........................   $   5,339
Capital expenditures...................       3,553
Depreciation and amortization..........       6,785
Cash dividends.........................       2,038
Ratio of EBITDA to interest
  expense(4)...........................         1.0x(7)
Ratio of adjusted EBITDA (before
  non-recurring charges) to interest
  expense..............................         N/A
Ratio of earnings to fixed
  charges(5)...........................          --(7)
Ratio of adjusted earnings (before
  non-recurring charges) to fixed
  charges..............................         N/A
Ratio of total debt to adjusted EBITDA
  (before non-recurring charges).......        55.7x
Ratio of total debt to capital.........        58.3%

------------------
(1) Basic and diluted net income per share for the 52 weeks ended January 30, 1994 are net of $0.44 and $0.42, respectively, related to an extraordinary loss on the early retirement of debt.
(2) Basic and diluted net loss per share for the 13 weeks ended May 3, 1998 include $(0.04) related to an extraordinary loss on the early retirement of debt.
(3) EBITDA is defined as earnings before extraordinary item, interest expense, taxes, depreciation and amortization. EBITDA is presented because the Company believes it is a widely accepted financial indicator of an entity's ability to incur and service debt. EBITDA should not be considered by an investor as an alternative to net income or income from operations, as an indicator of the operating performance of the Company or other consolidated operations or cash flow data prepared in accordance with generally accepted accounting principles, or as an alternative to cash flows as a measure of liquidity.

(4) As a result of the non-recurring charges recorded in the 52 weeks ended February 1, 1998, EBITDA was a loss and the ratio of EBITDA to interest expense is not presented.

(5) The ratio of earnings to fixed charges is computed by dividing fixed charges of the Company into earnings before extraordinary item and taxes, plus fixed charges. Fixed charges represent interest expense, amortization of discounts and costs associated with this offering and the portion of rental payments associated with leases which is deemed to be representative of the interest factor. As a result of the non-recurring charges recorded in each of the 52 weeks ended January 28, 1996 and February 1, 1998, earnings were inadequate to cover fixed charges by $2,626 and $107,825, respectively. In each of the 13 weeks ended May 4, 1997 and May 3, 1998, earnings were inadequate to cover fixed charges by $6,618 and $6,912, respectively.

(6) If the Initial Notes had been issued and the Credit Facility had been in place as of February 3, 1997, the Company's unaudited pro forma ratio of adjusted EBITDA (before non-recurring charges) to interest expense for the 52 weeks ended February 1, 1998 would have been 2.7x and the unaudited pro forma ratio of adjusted earnings (before non-recurring charges) to fixed charges would have been 1.4x (based on an interest rate of 9.5% on the Notes and an assumed interest rate of 7.2% on the Credit Facility).

(7) If the Initial Notes had been issued and the Credit Facility had been in place as of February 2, 1998, the Company's unaudited pro forma ratio of EBITDA to interest expense for the 13 weeks ended May 3, 1998 would have been 0.8x and the unaudited pro forma ratio of earnings to fixed charges would have been 0.4x (based on an interest rate of 9.5% for the Notes and an assumed interest rate of 6.4% on the Credit Facility).

                                  JANUARY 30,      JANUARY 29,      JANUARY 28,     FEBRUARY 2,     FEBRUARY 1,       MAY 4,
                                      1994             1995            1996            1997            1998            1997
                                  ------------     ------------     -----------     -----------     -----------     -----------
                                                          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)             (UNAUDITED)
BALANCE SHEET DATA
Working capital...............      $309,546         $315,637        $ 261,538       $ 240,692       $ 251,683       $ 236,951
Total assets..................       554,771          596,284          749,055         657,436         660,459         697,835
Current portion of long-term
  debt........................           245              260           10,137          10,157              --          10,157
Long-term debt................       169,934          169,679          229,548         189,398         241,004         189,399
Stockholders' equity..........       246,799          275,460          275,292         290,158         220,305         283,693

                                  MAY 3,
                                   1998
                                -----------
                                (unaudited)
BALANCE SHEET DATA
Working capital...............   $ 248,491
Total assets..................     690,245
Current portion of long-term
  debt........................          --
Long-term debt................     249,349
Stockholders' equity..........     212,797

     NON-RECURRING RESTRUCTURING CHARGES.   The Company recorded pre-tax
restructuring charges of $132.7 million ($85.5 million after tax) in 1997 related to a series of actions the Company has taken toward (i) exiting all United States mainland footwear manufacturing with the closing of its Wilton, Maine footwear manufacturing facility; (ii) exiting the sweater manufacturing business with the sale and liquidation of its Puerto Rico sweater operations;
(iii) consolidating and closing manufacturing, warehouse and distribution facilities, as well as restructuring other logistical and administrative areas, in order to reduce product costs and operating expenses and improve efficiencies; (iv) repositioning the Gant brand in the United States to be consistent with its highly successful positioning in Europe; (v) closing 150 additional underperforming factory outlet retail stores; and (vi) modifying a repositioning of Bass, including the liquidation of a resulting excess inventory. Of these charges, approximately $91.9 million include cash outlays, with the balance, $40.8 million, being non-cash. These restructuring initiatives will enable the Company significantly to reduce future operating expenses and product costs. It is expected that the cost savings initiatives will aggregate in excess of $40 million in the period 1998 to 2000, and exceed $20 million annually by 2000.

     The restructuring initiatives related to the 1995 charge of $27.0 million ($17.0 million after tax) were the closing of three domestic shirt manufacturing facilities, closing approximately 300 underperforming retail outlet stores and the reorganization of the Company's management structure to enhance the Company's focus on its brands.

     The restructuring initiatives related to the 1994 charge of $7.0 million ($4.2 million after tax) were the restructuring of wholesale and retail operations and the closing of the Company's private label retail stores.

                                  RISK FACTORS

     In addition to the other information set forth or incorporated by reference herein, holders of Initial Notes should consider carefully the following information.

LEVERAGE AND ABILITY TO SERVICE DEBT

     As of May 3, 1998 the Company had approximately $297 million of indebtedness, which represents 58.3% of its total capitalization and had an additional approximately $130 million of unused credit capacity available under the Credit Facility. See 'Capitalization'. In addition, the Company's debt instruments allow the Company to incur additional indebtedness under certain circumstances. The ability of the Company to make payments with respect to the Exchange Notes and to satisfy its other debt obligations will depend on the Company's future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, many of which are beyond the Company's control.

     As a result of the issuance of the Initial Notes, the Company's interest expense has increased compared to prior years (although after giving effect to each of the Initial Notes Offering and the Credit Facility and the use of proceeds therefrom, the Company's total level of debt will be substantially unchanged). The Company believes, based on current circumstances, that the Company's cash flow, together with available credit capacity under the Credit Facility, will be sufficient to permit the Company to meet its operating expenses and capital expenditures and to service its debt requirements as they become due for the foreseeable future. If the Company is unable to service its indebtedness, it will be required to adopt alternative strategies, which may include actions such as reducing or delaying capital expenditures, selling assets, restructuring or refinancing its indebtedness or seeking additional equity capital. There can be no assurance that any of these strategies could be effected on satisfactory terms.

     The degree to which the Company is leveraged could have important consequences to holders of the Exchange Notes, including (i) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired; (ii) under this offering and the Credit Facility, a substantial portion of the Company's cash flows from operations may be dedicated to the payment of interest on its indebtedness, thereby reducing the funds available to the Company for its operations; (iii) certain of the Company's indebtedness contain financial and other restrictive covenants, including those restricting the incurrence of additional indebtedness, the creation of liens, the payment of dividends, sales of assets and minimum net worth requirements; (iv) the Credit Facility will continue to be at variable rates of interest which exposes the Company to the risk of interest rate volatility; (v) the Company may be more leveraged than certain of its competitors, which may place the Company at a relative competitive disadvantage; and (vi) the Company's high degree of indebtedness could make it more vulnerable in the event of a downturn in its business. As a result of the Company's level of indebtedness, its financial capacity to respond to market conditions, extraordinary capital needs and other factors may be limited.

SUBORDINATION

     The payment of principal of and interest on, and any premium or other amounts owing in respect of, the Exchange Notes will be subordinated to the prior payment in full of all existing and future Senior Debt of the Company, including all amounts owing under the Credit Facility. The Notes will be effectively subordinated to all existing and future liabilities of the Subsidiaries. As of May 3, 1998, the aggregate amount of Senior Debt of the Company was approximately $148 million. The existing Senior Debt is, and any future indebtedness under the Credit Facility generally will be, secured by the Company's assets. Consequently, in the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding with respect to PVH, assets of PVH will be available to pay obligations under the Exchange Notes only after all Senior Debt has been paid in full, and there can be no assurance that there will be sufficient assets to pay amounts due on the Exchange Notes. In addition, under certain circumstances, PVH may be prohibited by the subordination provisions of the Indenture from paying amounts due in respect of the Exchange Notes, or from purchasing, redeeming or otherwise acquiring Exchange Notes, if a payment or non-payment default exists with respect to Senior Debt. See 'Description of Exchange Notes'.

RESTRICTIONS IMPOSED BY THE CREDIT FACILITY AND THE INDENTURE

     The Credit Facility and the Indenture contain a number of significant covenants that, among other things, limit or restrict the ability of the Company to dispose of assets, incur additional indebtedness, repay other indebtedness, pay dividends, enter into certain investments or acquisitions, repurchase or redeem capital stock, engage in mergers or consolidations, or engage in certain transactions with subsidiaries and affiliates and otherwise restrict corporate activities. There can be no assurance that such limitations and restrictions will not adversely affect the Company's ability to finance its future operations or capital needs or engage in other business activities that may be in the interest of the Company. In addition, the Credit Facility also requires the Company to maintain compliance with certain financial ratios. The ability of the Company to comply with such ratios may be affected by events beyond the Company's control. A breach of any of these covenants or the inability of the Company to comply with the required financial ratios could result in a default under the Credit Facility. In the event of any such default, the lenders under the Credit Facility could elect to declare all borrowings outstanding under the Credit Facility, together with accrued interest and other fees, to be due and payable, to require the Company to apply all of its available cash to repay such borrowings or to prevent the Company from making debt service payments on the Exchange Notes. If the Company were unable to repay any such borrowings when due, the lenders could proceed against their collateral. If the indebtedness under the Credit Facility or the Exchange Notes were to be accelerated, there can be no assurance that the assets of the Company would be sufficient to repay such indebtedness in full. See 'Description of Exchange Notes' and 'Description of Senior Debt'.

POTENTIAL INABILITY TO REPURCHASE NOTES UPON A CHANGE OF CONTROL

     Upon the occurrence of a Change of Control, PVH will be required to offer to repurchase the Exchange Notes at 101% of the principal amount of the Notes, together with accrued or unpaid interest, if any, to the date of purchase. In such circumstances, the Company will be required to (i) repay all or a portion of the outstanding principal of, and pay any accrued interest on, its Senior Debt, including indebtedness under the Credit Facility or (ii) obtain any requisite consent from its lenders to permit the purchase of the Exchange Notes. If PVH is unable to repay all of such indebtedness or is unable to obtain the necessary consents, PVH may be unable to offer to repurchase the Exchange Notes, which would constitute an Event of Default under the Indenture. There can be no assurance that PVH will have sufficient funds available at the time of any Change of Control to make any debt payment (including repurchases of the Exchange Notes) as described above or that PVH would be able to refinance its outstanding indebtedness in order to permit it to repurchase the Exchange Notes or, if such refinancing were to occur, that such financing would be on terms favorable to the Company. See 'Description of Exchange Notes'.

     The events that constitute a Change of Control under the Indenture may also be events of default under the Credit Facility or other Senior Debt of the Company. Such events may permit the holders under such debt instruments to accelerate the debt and, if the debt is not paid, to enforce security interests on, or commence litigation that could ultimately result in a sale of, substantially all of the assets of the Company, thereby limiting the Company's ability to raise cash to repurchase the Exchange Notes.

CONSEQUENCES OF A FAILURE TO EXCHANGE INITIAL NOTES

     The Initial Notes have not been registered under the Securities Act or any state securities laws and therefore may not be offered, sold or otherwise transferred except in compliance with the registration requirements of the Securities Act and any other applicable securities laws, or pursuant to an exemption therefrom or in a transaction not subject thereto, and in each case in compliance with certain other conditions and restrictions. Initial Notes that remain outstanding after consummation of the Exchange Offer will continue to bear a legend reflecting such restrictions on transfer. In addition, upon consummation of the Exchange Offer, holders of Initial Notes that remain outstanding will not be entitled to any rights under the Registration Rights Agreement that by their terms terminate or cease to have further effectiveness as a result of the making of this Exchange Offer, including an increase in the interest rates on the Initial Notes. The Company does not currently anticipate that it will register the Initial Notes under the Securities Act.

     The Initial Notes were issued to, and the Company believes are currently owned by, a small number of beneficial owners. Although the Initial Notes have been designated for trading in the PORTAL Market, to the extent that Initial Notes are tendered and accepted in connection with the Exchange Offer, any trading market for Initial Notes that remain outstanding after the Exchange Offer could be adversely affected.

ABSENCE OF PUBLIC MARKET FOR THE EXCHANGE NOTES

     The Exchange Notes are being offered to the holders of the Initial Notes and are designated for trading in the PORTAL market. The Company does not intend to apply for a listing of the Exchange Notes on a securities exchange. There is currently no established market for the Exchange Notes and there can be no assurance as to the liquidity of markets that may develop for the Exchange Notes, the ability of the holders of the Exchange Notes to sell their Exchange Notes or the price at which such holders would be able to sell their Exchange Notes. If such markets were to exist, the Exchange Notes could trade at prices that may be lower than the initial market values thereof depending on many factors, including prevailing interest rates and the markets for similar securities.

     The liquidity of, and trading market for, the Exchange Notes also may be adversely affected by general declines in the market for similar securities.

CYCLICAL AND COMPETITIVE NATURE OF APPAREL AND FOOTWEAR INDUSTRIES

     Competition is strong in the segments of the apparel and footwear industries in which the Company operates. The Company competes with numerous domestic and foreign designers, brands and manufacturers of apparel, accessories and shoes, some of which may be significantly larger and more diversified and have greater resources than the Company. The Company's business depends on its ability to keep up with and respond to changing consumer tastes and demands by producing attractive quality products, brands and marketing, as well as on its ability to remain competitive in the area of fashion and price. The failure of the Company to compete effectively or to keep pace with rapidly changing markets could have a material adverse effect on the Company's business. See 'Business'. Despite the use of its EDI, there can be no assurance that the Company will continue to be successful in this regard. Weak sales and resulting markdown requests from customers and markdowns at its retail stores could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, if the Company misjudges the market for its products, it may be faced with significant excess inventories for some products and missed opportunities with others. For example, the Company's attempt to reposition the Bass brand to a higher price point during 1997 proved over-aggressive, resulting in an inventory buildup at both the wholesale and retail levels, requiring substantial markdowns at its own retail stores and requiring the Company aggressively to finance the markdowns required by its wholesale customers to sell this inventory.

YEAR 2000

     Until recently, computer programs were written using two digits rather than four to define the applicable year. Thus, such programs were unable to properly distinguish between the year 1900 and the year 2000. In October 1996, the Company initiated a comprehensive Year 2000 Project to address this issue. The Company determined that it will need to modify or replace significant portions of its software so that its computer systems will function properly with respect to dates in the year 2000 and beyond. The Company has also initiated discussions with its significant suppliers and large customers to determine the status of their compliance programs. The Company anticipates completing the Year 2000 Project by June 30, 1999. The Company presently believes that the year 2000 issue will not pose significant operational problems for its computer systems. However, if such modifications and conversions are not made, or are not completed timely, or the systems of other companies on which the Company's systems and operations rely are not converted on a timely basis, the year 2000 issue could have a material adverse impact on the Company's operations.

                                USE OF PROCEEDS

     The Company will not receive any proceeds from the issuance of the Exchange Notes in exchange for the Initial Notes.

                                 CAPITALIZATION

     The following table sets forth the long-term debt and the capitalization of the Company as of
May 3, 1998.

                                                                                                    MAY 3, 1998
                                                                                                 ------------------
                                                                                                   (IN THOUSANDS,
                                                                                                 EXCEPT SHARE DATA)

Short-term debt--notes payable................................................................        $ 48,000

Long-term debt

  7.75% Debentures due 2023...................................................................        $ 99,450

  9 1/2% Senior Subordinated Notes due 2008...................................................         149,229

  Other debt..................................................................................             670
                                                                                                      --------

     Total Long-Term Debt.....................................................................        $249,349

Stockholders' Equity:

  Preferred Stock, par value $100 per share; 150,000 shares authorized; none outstanding......              --

  Common Stock, par value $1.00 per share, 100,000,000 shares authorized; 27,188,644 shares
     issued...................................................................................        $ 27,189

  Additional capital..........................................................................         117,019

  Retained earnings...........................................................................          68,589
                                                                                                      --------

     Total Stockholders' Equity...............................................................        $212,797
                                                                                                      --------

  Total Capitalization and Short-Term Debt....................................................        $510,146
                                                                                                      --------
                                                                                                      --------

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

     The following selected consolidated financial information for each of the five years ended February 1, 1998 has been derived from the consolidated financial statements of the Company which have been audited by Ernst & Young LLP, independent auditors. The consolidated results of operations for 1994, 1995 and 1997 include non-recurring charges related principally to a series of actions the Company has taken to accelerate the execution of its ongoing strategy to build its brands. The adjusted statements of operations data and segment data segregate the non-recurring charges from the Company's ongoing operations. 'Management's Discussion and Analysis of Financial Condition and Results of Operations' included elsewhere herein discusses the Company's results of operations before the non-recurring charges. The following selected consolidated financial information for each of the thirteen weeks ended May 4, 1997 and May 3, 1998 have been derived from the unaudited condensed consolidated financial statements of the Company and are subject to year-end adjustments; however, in the opinion of management, all known adjustments (which consist only of normal recurring accruals) have been made to present fairly the consolidated operating results for the unaudited periods. The results of operations for the interim periods are not necessarily indicative of those for a full fiscal year due, in part, to seasonal factors.

                                      52 WEEKS        52 WEEKS        52 WEEKS         53 WEEKS         52 WEEKS       13 WEEKS
                                        ENDED           ENDED           ENDED           ENDED            ENDED          ENDED
                                     JANUARY 30,     JANUARY 29,     JANUARY 28,     FEBRUARY 2,      FEBRUARY 1,       MAY 4,
                                        1994            1995            1996             1997             1998           1997
                                     -----------     -----------     -----------     ------------     ------------     --------
                                                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)               (UNAUDITED)
STATEMENT OF OPERATIONS DATA
Net sales........................    $ 1,152,394     $ 1,255,466     $ 1,464,128      $1,359,593       $1,350,007      $285,925
Cost of goods sold...............        747,555         845,655         987,921         910,517          937,965       186,957
                                     -----------     -----------     -----------     ------------     ------------     --------
Gross profit.....................    $   404,839     $   409,811     $   476,207      $  449,076       $  412,042      $ 98,968
Selling, general and
  administrative expenses........        324,528         353,109         428,634         401,338          412,495       100,654
Facility and store closing,
  restructuring and other
  expenses.......................             --           7,000          27,000              --           86,700            --
                                     -----------     -----------     -----------     ------------     ------------     --------
Income (loss) before Year 2000
  computer conversion expenses,
  interest and taxes.............    $    80,311     $    49,702     $    20,573      $   47,738       $  (87,153)     $ (1,686)
Year 2000 computer conversion
  expenses.......................             --              --              --              --               --            --
Income (loss) before interest,
  taxes and non-recurring
  charges........................    $    80,311     $    49,702     $    20,573      $   47,738       $  (87,153)     $ (1,686)
Interest expense, net............         16,679          12,793          23,199          23,164           20,672         4,932
                                     -----------     -----------     -----------     ------------     ------------     --------
Income (loss) before taxes.......    $    63,632     $    36,909     $    (2,626)     $   24,574       $ (107,825)     $ (6,618)
Income tax expense (benefit).....         20,380           6,894          (2,920)          6,044          (41,246)       (2,078)
Extraordinary loss...............         11,394              --              --              --               --            --
                                     -----------     -----------     -----------     ------------     ------------     --------
Net income (loss)................    $    31,858     $    30,015     $       294      $   18,530       $  (66,579)     $ (4,540)
                                     -----------     -----------     -----------     ------------     ------------     --------
                                     -----------     -----------     -----------     ------------     ------------     --------
Net income (loss) per share:
  Basic..........................    $      1.22(1)  $      1.13     $      0.01      $     0.69       $    (2.46)     $  (0.17)
                                     -----------     -----------     -----------     ------------     ------------     --------
                                     -----------     -----------     -----------     ------------     ------------     --------
  Diluted........................    $      1.18(1)  $      1.11     $      0.01      $     0.68       $    (2.46)     $  (0.17)
                                     -----------     -----------     -----------     ------------     ------------     --------
                                     -----------     -----------     -----------     ------------     ------------     --------
ADJUSTED STATEMENT OF OPERATIONS
  DATA (BEFORE NON-RECURRING
  CHARGES)
Net sales........................    $ 1,152,394     $ 1,255,466     $ 1,464,128      $1,359,593       $1,350,007      $285,925
Cost of goods sold...............        747,555         845,655         987,921         910,517          937,965       186,957
Non-recurring charges............             --              --              --              --          (46,000)           --
                                     -----------     -----------     -----------     ------------     ------------     --------
Gross profit before non-recurring
  charges........................    $   404,839     $   409,811     $   476,207      $  449,076       $  458,042      $ 98,968
SG&A expenses and non-recurring
  charges........................        324,528         360,109         455,634         401,338          499,195       100,654
Non-recurring charges............             --          (7,000)        (27,000)             --          (86,700)           --
                                     -----------     -----------     -----------     ------------     ------------     --------
SG&A expenses before non-
  recurring charges..............    $   324,528     $   353,109     $   428,634      $  401,338       $  412,495      $100,654
Income (loss) before Year 2000
  computer conversion expenses,
  interest, taxes and
  non-recurring charges..........         80,311          56,702          47,573          47,738           45,547        (1,686)
Year 2000 computer conversion
  expenses.......................             --              --              --              --               --            --
Income (loss) before interest,
  taxes and non-recurring
  charges........................         80,311          56,702          47,573          47,738           45,547        (1,686)
Interest expense, net............         16,679          12,793          23,199          23,164           20,672         4,932
                                     -----------     -----------     -----------     ------------     ------------     --------
Income (loss) before taxes, non-
  recurring charges and
  extraordinary item.............    $    63,632     $    43,909     $    24,374      $   24,574       $   24,875      $ (6,618)
                                     -----------     -----------     -----------     ------------     ------------     --------
                                     -----------     -----------     -----------     ------------     ------------     --------
                                   13 WEEKS
                                    ENDED
                                    MAY 3,
                                     1998
                                   --------
                                  (unaudited)
STATEMENT OF OPERATIONS DATA
Net sales........................  $295,765
Cost of goods sold...............   193,257
                                   --------
Gross profit.....................  $102,508
Selling, general and
  administrative expenses........   101,954
Facility and store closing,
  restructuring and other
  expenses.......................        --
                                   --------
Income (loss) before Year 2000
  computer conversion expenses,
  interest and taxes.............  $    554
Year 2000 computer conversion
  expenses.......................    (2,000)
Income (loss) before interest,
  taxes and non-recurring
  charges........................  $ (1,446)
Interest expense, net............     5,466
                                   --------
Income (loss) before taxes.......  $ (6,912)
Income tax expense (benefit).....    (2,427)
Extraordinary loss...............     1,060
                                   --------
Net income (loss)................  $ (5,545)
                                   --------
                                   --------
Net income (loss) per share:
  Basic..........................  $  (0.20)(2)
                                   --------
                                   --------
  Diluted........................  $  (0.20)(2)
                                   --------
                                   --------
ADJUSTED STATEMENT OF OPERATIONS
  DATA (BEFORE NON-RECURRING
  CHARGES)
Net sales........................  $295,765
Cost of goods sold...............   193,257
Non-recurring charges............        --
                                   --------
Gross profit before non-recurring
  charges........................  $102,508
SG&A expenses and non-recurring
  charges........................   101,954
Non-recurring charges............        --
                                   --------
SG&A expenses before non-
  recurring charges..............  $101,954
Income (loss) before Year 2000
  computer conversion expenses,
  interest, taxes and
  non-recurring charges..........       554
Year 2000 computer conversion
  expenses.......................    (2,000)
Income (loss) before interest,
  taxes and non-recurring
  charges........................    (1,446)
Interest expense, net............     5,466
                                   --------
Income (loss) before taxes, non-
  recurring charges and
  extraordinary item.............  $ (6,912)
                                   --------
                                   --------

                                52 WEEKS        52 WEEKS        52 WEEKS         53 WEEKS         52 WEEKS       13 WEEKS
                                  ENDED           ENDED           ENDED           ENDED            ENDED          ENDED
                               JANUARY 30,     JANUARY 29,     JANUARY 28,     FEBRUARY 2,      FEBRUARY 1,       MAY 4,
                                  1994            1995            1996             1997             1998           1997
                               -----------     -----------     -----------     ------------     ------------     --------
                                                     (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)               UNAUDITED
SEGMENT DATA (BEFORE NON-
  RECURRING CHARGES)
Net sales -- apparel.......    $   757,452     $   812,993     $ 1,006,701      $  897,370       $  911,047      $193,298
Net sales -- footwear and
  related products.........        394,942         442,473         457,427         462,223          438,960        92,627
                               -----------     -----------     -----------     ------------     ------------     --------
Total net sales............    $ 1,152,394     $ 1,255,466     $ 1,464,128      $1,359,593       $1,350,007      $285,925
                               -----------     -----------     -----------     ------------     ------------     --------
                               -----------     -----------     -----------     ------------     ------------     --------
Operating income (loss) --
  apparel..................    $    53,645     $    35,994     $    37,432      $   30,021       $   45,416      $   (544)
Operating
  income -- footwear and
  related products.........         39,638          31,207          23,026          32,888           15,382         2,648
                               -----------     -----------     -----------     ------------     ------------     --------
Total operating income.....    $    93,283     $    67,201     $    60,458      $   62,909       $   60,798      $  2,104
Corporate expenses.........        (12,972)        (10,499)        (12,885)        (15,171)         (15,251)       (3,790)
                               -----------     -----------     -----------     ------------     ------------     --------
Income (loss) before Year
  2000 computer conversion
  expenses, interest,
  taxes, non-recurring
  charges and extraordinary
  item.....................    $    80,311     $    56,702     $    47,573      $   47,738       $   45,547      $ (1,686)
                               -----------     -----------     -----------     ------------     ------------     --------
                               -----------     -----------     -----------     ------------     ------------     --------
OTHER DATA
EBITDA (before
  non-recurring
  charges)(3)..............    $    99,893     $    81,467     $    81,313      $   77,176       $   70,847      $  5,296
Capital expenditures.......         47,866          53,140          39,773          22,578           17,923         3,354
Depreciation and
  amortization.............         19,582          24,765          33,740          29,438           25,300         6,982
Cash dividends.............          3,920           3,984           4,007           4,050            4,065         2,030
Ratio of EBITDA to interest
  expense(4)...............            6.0x            5.8x            2.3x            3.3x              --           1.1x
Ratio of adjusted EBITDA
  (before non-recurring
  charges) to interest
  expense..................            6.0x            6.4x            3.5x            3.3x             3.4x(6)       N/A
Ratio of earnings to fixed
  charges(5)...............            2.7x            2.0x             --             1.5x              --            --
Ratio of adjusted earnings
  (before non-recurring
  charges) to fixed
  charges..................            2.7x            2.2x            1.5x            1.5x             1.5x(6)       N/A
Ratio of total debt to
  adjusted EBITDA (before
  non-recurring charges)...            1.7x            2.1x            3.7x            2.8x             3.5x         50.7x
Ratio of total debt to
  capital..................           40.8%           38.2%           52.3%           43.1%            53.0%         48.6%

                             13 WEEKS
                              ENDED
                              MAY 3,
                               1998
                             --------
                             UNAUDITED
SEGMENT DATA (BEFORE NON-
  RECURRING CHARGES)
Net sales -- apparel.......  $205,389
Net sales -- footwear and
  related products.........    90,376
                             --------
Total net sales............  $295,765
                             --------
                             --------
Operating income (loss) --
  apparel..................  $  3,226
Operating
  income -- footwear and
  related products.........       581
                             --------
Total operating income.....  $  3,807
Corporate expenses.........    (3,253)
                             --------
Income (loss) before Year
  2000 computer conversion
  expenses, interest,
  taxes, non-recurring
  charges and extraordinary
  item.....................  $    554
                             --------
                             --------
OTHER DATA
EBITDA (before
  non-recurring
  charges)(3)..............  $  5,339
Capital expenditures.......     3,553
Depreciation and
  amortization.............     6,785
Cash dividends.............     2,038
Ratio of EBITDA to interest
  expense(4)...............       1.0x(7)
Ratio of adjusted EBITDA
  (before non-recurring
  charges) to interest
  expense..................       N/A
Ratio of earnings to fixed
  charges(5)...............        --(7)
Ratio of adjusted earnings
  (before non-recurring
  charges) to fixed
  charges..................       N/A
Ratio of total debt to
  adjusted EBITDA (before
  non-recurring charges)...      55.7x
Ratio of total debt to
  capital..................      58.3%

------------------
(1) Basic and diluted net income per share for the 52 weeks ended January 30, 1994 are net of $0.44 and $0.42, respectively, related to an extraordinary loss on the early retirement of debt.

(2) Basic and diluted net loss per share for the 13 weeks ended May 3, 1998 include $(0.04) related to an extraordinary loss on the early retirement of debt.

(3) EBITDA is defined as earnings before extraordinary item, interest expense, taxes, depreciation and amortization. EBITDA is presented because the Company believes it is a widely accepted financial indicator of an entity's ability to incur and service debt. EBITDA should not be considered by an investor as an alternative to net income or income from operations, as an indicator of the operating performance of the Company or other consolidated operations or cash flow data prepared in accordance with generally accepted accounting principles, or as an alternative to cash flows as a measure of liquidity.

(4) As a result of the non-recurring charges recorded in the 52 weeks ended February 1, 1998, EBITDA was a loss and the ratio of EBITDA to interest expense is not presented.

(5) The ratio of earnings to fixed charges is computed by dividing fixed charges of the Company into earnings before extraordinary item and taxes, plus fixed charges. Fixed charges represent interest expense, amortization of discounts and costs associated with this offering and the portion of rental payments associated with leases which is deemed to be representative of the interest factor. As a result of the non-recurring charges recorded in each of the 52 weeks ended January 28, 1996 and February 1, 1998, earnings were inadequate to cover fixed charges by $2,626 and $107,825, respectively. In each of the 13 weeks ended May 4, 1997 and May 3, 1998, earnings were inadequate to cover fixed charges by $6,618 and $6,912, respectively.

(6) If the Notes had been issued and the Credit Facility had been in place as of February 3, 1997, the Company's unaudited pro forma ratio of adjusted EBITDA (before non-recurring charges) to interest expense for the 52 weeks ended February 1, 1998 would have been 2.7x and the unaudited pro forma ratio of adjusted earnings (before non-recurring charges) to fixed charges would have been 1.4x (based on an interest rate of 9.5% on the Notes and an assumed interest rate of 7.2% on the Credit Facility).

(7) If the Initial Notes had been issued and the Credit Facility had been in place as of February 2, 1998, the Company's unaudited pro forma ratio of EBITDA to interest expense for the 13 weeks ended May 3, 1998 would have been 0.8x and the unaudited pro forma ratio of earnings to fixed charges would have been 0.4x (based on an interest rate of 9.5% for the Notes and an assumed interest rate of 6.4% on the Credit Facility).

                            JANUARY 30,     JANUARY 29,     JANUARY 28,     FEBRUARY 2,      FEBRUARY 1,       MAY 4,       MAY 3,
                               1994            1995            1996             1997             1998           1997         1998
                            -----------     -----------     -----------     ------------     ------------     --------     --------
                                                         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)             (UNAUDITED)
BALANCE SHEET DATA
Working capital.........     $ 309,546       $ 315,637       $ 261,538        $240,692         $251,683       $236,951     $248,491
Total assets............       554,771         596,284         749,055         657,436          660,459        697,835      690,245
Current portion of
  long-term debt........           245             260          10,137          10,157               --         10,157           --
Long-term debt..........       169,934         169,679         229,548         189,398          241,004        189,399      249,349
Stockholders' equity....       246,799         275,460         275,292         290,158          220,305        283,693      212,797

     NON-RECURRING RESTRUCTURING CHARGES. The Company recorded pre-tax restructuring charges of $132.7 million ($85.5 million after tax) in 1997 related to a series of actions the Company has taken toward (i) exiting all United States mainland footwear manufacturing with the closing of its Wilton, Maine footwear manufacturing facility; (ii) exiting the sweater manufacturing business with the sale and liquidation of its Puerto Rico sweater operations;
(iii) consolidating and closing manufacturing, warehouse and distribution facilities, as well as restructuring other logistical and administrative areas, in order to reduce product costs and operating expenses and improve efficiencies; (iv) repositioning the Gant brand in the United States to be consistent with its highly successful positioning in Europe; (v) closing 150 additional underperforming factory outlet retail stores; and (vi) modifying a repositioning of Bass, including the liquidation of a resulting excess inventory. Of these charges, approximately $91.9 million include cash outlays, with the balance, $40.8 million, being non-cash. These restructuring initiatives will enable the Company significantly to reduce future operating expenses and product costs. It is expected that the cost savings initiatives will aggregate in excess of $40 million in the period 1998 to 2000, and exceed $20 million annually by 2000.

     The restructuring initiatives related to the 1995 charge of $27.0 million ($17.0 million after tax) were the closing of three domestic shirt manufacturing facilities, closing approximately 300 underperforming retail outlet stores and the reorganization of the Company's management structure to enhance the Company's focus on its brands.

     The restructuring initiatives related to the 1994 charge of $7.0 million ($4.2 million after tax) were the restructuring of wholesale and retail operations and the closing of the Company's private label retail stores.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

  Years Ended January 28, 1996, February 2, 1997 and February 1, 1998:

     The Company manages and analyzes its operating results by two vertically integrated business segments: (i) apparel and (ii) footwear and related products. As described more fully in the 'Non-Recurring Charges' section of this review, the results of operations for 1997 and 1995 include pre-tax non-recurring charges of $132.7 million and $27 million, respectively.

     The following adjusted statements of operations and segment data segregate the non-recurring charges from the Company's ongoing operations, and the review which follows discusses the Company's results of operations before the non-recurring charges.

                       ADJUSTED STATEMENTS OF OPERATIONS

                                                                        52 WEEKS       53 WEEKS       52 WEEKS
                                                                          ENDED          ENDED          ENDED
                                                                       JANUARY 28,    FEBRUARY 2,    FEBRUARY 1,
                                                                          1996           1997           1998
                                                                       -----------    -----------    -----------
                                                                                    (IN THOUSANDS)
Net Sales...........................................................   $ 1,464,128    $ 1,359,593    $ 1,350,007
Cost of goods sold..................................................       987,921        910,517        937,965
Non-recurring charges...............................................                                     (46,000)
                                                                       -----------    -----------    -----------
Gross profit before non-recurring charges...........................   $   476,207    $   449,076    $   458,042
                                                                       -----------    -----------    -----------
SG&A expenses and non-recurring charges.............................       455,634        401,338        499,195
Non-recurring charges...............................................       (27,000)                      (86,700)
                                                                       -----------    -----------    -----------
SG&A expenses before non-recurring charges..........................   $   428,634    $   401,338    $   412,495
                                                                       -----------    -----------    -----------
Income before interest, taxes and non-recurring charges.............        47,573         47,738         45,547
Interest expense, net...............................................        23,199         23,164         20,672
                                                                       -----------    -----------    -----------
Income before taxes and non-recurring charges.......................   $    24,374    $    24,574    $    24,875
Income tax expense..................................................         7,064          6,044          5,954
                                                                       -----------    -----------    -----------
Income from ongoing operations before non-recurring charges.........   $    17,310    $    18,530    $    18,921
Non-recurring charges, net of tax benefit...........................       (17,016)                      (85,500)
                                                                       -----------    -----------    -----------
Net income (loss)...................................................   $       294    $    18,530    $   (66,579)
                                                                       -----------    -----------    -----------
                                                                       -----------    -----------    -----------

                             ADJUSTED SEGMENT DATA

                                                                        52 WEEKS       53 WEEKS       52 WEEKS
                                                                          ENDED          ENDED          ENDED
                                                                       JANUARY 28,    FEBRUARY 2,    FEBRUARY 1,
                                                                          1996           1997           1998
                                                                       -----------    -----------    -----------
                                                                                    (IN THOUSANDS)
Net sales -- Apparel................................................   $ 1,006,701    $   897,370    $   911,047
Net sales -- Footwear and Related Products..........................       457,427        462,223        438,960
                                                                       -----------    -----------    -----------
Total net sales.....................................................   $ 1,464,128    $ 1,359,593    $ 1,350,007
                                                                       -----------    -----------    -----------
                                                                       -----------    -----------    -----------
Operating income -- Apparel.........................................   $    37,432    $    30,021    $    45,416
Operating income -- Footwear and Related Products...................        23,026         32,888         15,382
                                                                       -----------    -----------    -----------
Total operating income..............................................        60,458         62,909         60,798
Corporate expenses..................................................       (12,885)       (15,171)       (15,251)
                                                                       -----------    -----------    -----------
Income before interest, taxes and non-recurring charges.............   $    47,573    $    47,738    $    45,547
                                                                       -----------    -----------    -----------
                                                                       -----------    -----------    -----------

                                       22

APPAREL

     Net sales of the Company's apparel segment were $911.0 million in 1997 compared with $897.4 million in 1996 and $1,006.7 million in 1995. In both 1997 and 1996, sales growth was limited by the planned closing of retail outlet stores and the contraction of the private label business, including the closing in 1997 of the Company's sweater manufacturing operations. The Company's sales of wholesale branded products increased 24% and 3% in 1997 and 1996, respectively, to $387.2 million in 1997 from $311.9 million in 1996 and $303.2 million in 1995. The major areas of growth in 1997 were Van Heusen and Geoffrey Beene dress shirts, as well as Izod sportswear.

     Gross margin increased to 32.9% in 1997 from 31.3% in 1996 and 31.4% in 1995. All divisions had gross margin improvements with the exception of Izod Club, which experienced a particularly difficult competitive environment. Strong inroads by high-visibility men's department store brands into the 'green grass' channel of distribution serviced by Izod Club caused price pressures which, in turn, led to price promotions and a reduced gross margin. The Company believes that the consolidation during 1997 of Izod Club into the various functional departments of Izod should result in significant cost reductions, as well as provide major improvements in product and product distribution.

Two factors were key to the improvement in gross margin:

     1. The closing of underperforming retail outlet stores and the contraction of the less profitable private label business.

     2. Improvement, across the board, in product and presentation in all of the Company's brands.

     The Company believes these factors should continue in 1998 as the Company's brands continue to improve their positioning in department store accounts and as the Company's marketing efforts continue to increase consumer awareness of the considerable attributes that each of the Company's brands offers.

     Selling, general and administrative expenses were 27.9% of net sales in 1997 and 1996 compared with 27.7% in 1995. While overall expense levels have remained flat, there has been a significant shift in the mix of these expenditures to marketing and advertising from more general logistical areas. Included in 1997 were incremental advertising expenses of $15.0 million.

     Operating income increased 51.3% in 1997 to $45.4 million compared with $30.0 million in 1996 and $37.4 million in 1995. The Company believes that its wholesale sales gains, gross margin improvement, operating efficiency and marketing investment are all very positive indications of the impact of the Company's strategic initiatives.

FOOTWEAR AND RELATED PRODUCTS

     The process of implementing the Company's strategic initiatives has not been without disappointment. In the footwear and related products segment, fiscal 1997 net sales declined 5.0% to $439.0 million compared with $462.2 million in 1996 and $457.4 million in 1995. A closing of retail outlet stores was a factor in the reduction of overall Bass sales in 1997. However, the larger negative factor in 1997 was the disappointing results of the Company's attempt to reposition its Bass brand to higher price points. While the higher price position was endorsed by the Company's wholesale customers, the initiatives were not well executed and did not meet with consumer support, resulting in an inventory build up at both the wholesale level and in the Company's own factory outlet retail stores. To protect its franchise and preserve its wholesale customer relationships, the Company took substantial markdowns in its own retail stores and aggressively financed the markdowns required by its wholesale customers to sell this inventory. Line management responsible for the Bass business has been changed, a decision was made to close the United States mainland footwear manufacturing facilities, and the brand was returned to its historic positioning targeted in the moderate price range as a family oriented, 'Americana'-associated, casual lifestyle brand. The result of these actions was a non-recurring charge to fiscal 1997 earnings of $54.2 million and a decline in footwear and related products operating income (before such charge) of $17.5 million to $15.4 million. Operating income in 1995 was $23.0 million.

     Gross margin in 1997 was 36.0% compared with 36.3% in 1996 and 34.9% in 1995. As in all of the Company's branded businesses, the footwear and related products segment represents a combination of wholesale and retail businesses. The sales problems described above caused gross margin reductions across the board as markdown allowances to wholesale customers took place contemporaneously with markdowns taken at the Company's retail outlet stores. However, the much sharper declines in the Company's wholesale sector created a greater weighting to the Company's higher margin retail sector, and this shift offset most of the overall percentage decline. The Company believes that the repositioning of the Bass brand should enable both the mix of business and their respective gross margins to return to more normal levels.

     Selling, general and administrative expenses were 32.5% of net sales in 1997 compared with 29.2% in 1996 and 29.9% in 1995. The increase in 1997 was caused principally by increased national advertising as well as a ramping up of design and selling costs to support the upgrading of product and product presentation which was a part of the Bass repositioning.

     The Bass misstep is by far the biggest disappointment that the Company has had in executing its brand strategy. However as much as it negatively impacted the Company's results of operations in 1997, and is expected to dampen 1998, the Company believes its impact should be substantially behind the Company by the fall 1998 season. In the process, the Company has strengthened the Bass management team and has substantially redirected the sourcing of Bass product. The Company believes it can lower its costs considerably and build on Bass' historically strong record of profitability.

NON-RECURRING CHARGES

     The Company recorded pre-tax non-recurring charges of $132.7 million ($85.5 million after tax) in 1997 related to a series of actions the Company has taken towards:

     o Exiting all United States mainland footwear manufacturing with the closing of its Wilton, Maine footwear manufacturing facility;

     o Exiting the sweater manufacturing business with the sale and liquidation of its Puerto Rico sweater operations;

     o Consolidating and contracting plant and warehouse and distribution facilities as well as restructuring other logistical and administrative areas in order to reduce product costs and operating expenses and improve efficiencies;

     o Repositioning the Gant brand in the United States to be consistent with its highly successful positioning in Europe;

     o Closing an additional 150 underperforming retail outlet stores; and

     o Modifying a repositioning of Bass, including the liquidation of a resulting excess inventory.

     The Company believes that these initiatives will enable the Company to significantly reduce future operating expenses and product costs. It is expected that the actions which gave rise to the 1997 charge will result in aggregate cost savings of over $40 million in the period 1998 to 2000, and will exceed $20 million annually by 2000.

     The Company had recorded a pre-tax non-recurring charge of $27.0 million ($17.0 million after tax) in 1995 to provide for the closing of some 300 retail outlet stores, the closing of three domestic shirt manufacturing facilities and a reorganization of the Company's management structure.

CORPORATE EXPENSES

     Corporate expenses were $15.3 million in 1997 compared with $15.2 million in 1996 and $12.9 million in 1995. The increase in 1996 compared with 1995 was attributable to an increase in spending relating to information technology.

INTEREST EXPENSE

     Interest expense was $20.7 million in 1997 compared with $23.2 million in both 1996 and 1995. A strong cash flow in 1996 reduced overall debt levels early in 1997 and was the principal reason for the reduction in interest expense in 1997. The 1997 restructuring activities, described above, will result in a cash outflow that will likely increase interest expense in 1998. These activities should become cash positive in 1999 with a resulting interest expense reduction.

INCOME TAXES

     Excluding the non-recurring charges, the income tax expense rate was 23.9% in 1997, 24.6% in 1996 and 29.0% in 1995. The Company's effective tax rate is lower than statutory rates due to tax exempt income from operations in Puerto Rico, as well as other permanent differences between book income and taxable income.

  13 Weeks Ended May 4, 1997 and May 3, 1998:

     The following statements of operations and segment data show the Company's results from ongoing operations for the 13 weeks ended May 4, 1997 and May 3, 1998:

                            STATEMENTS OF OPERATIONS

                                                                                       THIRTEEN WEEKS ENDED
                                                                                      -----------------------
                                                                                       MAY 4,         MAY 3,
                                                                                        1997           1998
                                                                                      --------       --------
                                                                                          (IN THOUSANDS)
Net sales..........................................................................   $285,925       $295,765
Cost of goods sold.................................................................    186,957        193,257
                                                                                      --------       --------
Gross profit.......................................................................   $ 98,968       $102,508
Selling, general and administrative expenses.......................................    100,654        101,954
                                                                                      --------       --------
Income (loss) before Year 2000 computer conversion expenses, interest and taxes....   $ (1,686)      $    554
Year 2000 computer conversion expenses.............................................                    (2,000)
                                                                                      --------       --------
Loss before interest and taxes.....................................................   $ (1,686)      $ (1,446)
Interest expense, net..............................................................      4,932          5,466
                                                                                      --------       --------
Loss before taxes..................................................................   $ (6,618)      $ (6,912)
Income tax benefit.................................................................      2,078          2,427
                                                                                      --------       --------
Loss from ongoing operations.......................................................   $ (4,540)      $ (4,485)
                                                                                      --------       --------
                                                                                      --------       --------
                                   SEGMENT DATA
                                                                                       THIRTEEN WEEKS ENDED
                                                                                      -----------------------
                                                                                       MAY 4,         MAY 3,
                                                                                        1997           1998
                                                                                      --------       --------
                                                                                          (IN THOUSANDS)
Net sales -- Apparel...............................................................   $193,298       $205,389
Net sales -- Footwear and Related Products.........................................     92,627         90,376
                                                                                      --------       --------
Total net sales....................................................................   $285,925       $295,765
                                                                                      --------       --------
                                                                                      --------       --------
Operating income (loss) -- Apparel.................................................   $   (544)      $  3,226
Operating income -- Footwear and Related Products..................................      2,648            581
                                                                                      --------       --------
Total operating income.............................................................      2,104          3,807
Corporate expenses.................................................................     (3,790)        (3,253)
                                                                                      --------       --------
Income (loss) before Year 2000 computer conversion expenses, interest and taxes....   $ (1,686)      $    554
                                                                                      --------       --------
                                                                                      --------       --------

     Excluding Year 2000 computer conversion expenses (net of tax benefit), basic and diluted net loss per share before extraordinary item for the thirteen weeks ended May 3, 1998, would have been ($0.12).

APPAREL

     Net sales of the Company's apparel segment in the first quarter were $205.4 million in 1998 and $193.3 million last year, an increase of 6.3%. This increase is due to a 19% increase in branded wholesale apparel sales, offset, in part, by the impact of the planned reduction in the number of retail outlet stores operated by the Company and the sale of the Company's private label sweater manufacturing business in the fourth quarter of 1997.

     Gross profit on apparel sales in the first quarter was 33.6% in 1998 compared with 33.0% in the prior year, the fourth consecutive quarter of increased gross profit in this segment. This improvement is primarily a function of the changing mix in the Company's apparel business as evidenced by strong growth in branded wholesale sales and the planned reduction/divestment of underperforming businesses.

     Selling, general and administrative expenses as a percentage of apparel sales in the first quarter decreased to 32.0% this year from 33.2% last year. The improved expense level relates principally to the Company's program of closing underperforming retail outlet stores.

FOOTWEAR AND RELATED PRODUCTS

     Net sales of the Company's footwear and related products segment in the first quarter were $90.4 million in 1998 and $92.6 million last year, a decrease of 2.4%. This decrease was expected as Bass' sales and gross margins continued to be impacted by the unsuccessful repositioning in 1997 of the Bass brand to higher price points.

     Gross profit on footwear and related products sales in the first quarter was 36.8% in 1998 compared with 38.4% in the prior year. As noted above, this decrease was expected. The Bass inventory position is now substantially improved, and the Company believes that the impact of the unsuccessful repositioning in 1997 should be behind it by the third quarter of 1998.

     Selling, general and administrative expenses as a percentage of footwear and related products sales in the first quarter were 36.1% this year compared with 35.6% last year. While expense levels were essentially flat, the lower volume of sales caused the percentage relationship to net sales to increase.

INTEREST EXPENSE

     Interest expense in the first quarter was $5.5 million in 1998 compared with $4.9 million last year. This increase resulted from increased debt levels associated with funding the Company's 1997 restructuring initiatives. On April 22, 1998, the Company issued $150 million of 9.5% senior subordinated notes due May 1, 2008, and used the net proceeds to retire its intermediate term 7.75% senior notes and reduce its revolving credit debt. At the same time, the Company re-syndicated and refinanced its revolving credit facility with a new $325 million senior secured credit facility with a group of 12 banks. While these refinancings will increase the overall cost of the Company's borrowings, the Company believes they should provide a secure financial base which will allow the Company to focus its attention on the execution of its strategic business plan.

CORPORATE EXPENSES

     Corporate expenses in the first quarter were $3.3 million in 1998 compared with $3.8 million last year.

INCOME TAXES

     Income taxes were estimated at a rate of 35.1% for the current year compared with last year's first quarter rate of 31.4%. The increase relates principally to the divestment in the fourth quarter of 1997 of the Company's sweater manufacturing operations in Puerto Rico, which had provided income that was exempt from Federal income taxes.

LIQUIDITY AND CAPITAL RESOURCES

  Years Ended January 28, 1996, February 2, 1997 and February 1, 1998:

     The following table shows key cash flow elements over the last three years:

                                                                  52 WEEKS       53 WEEKS       52 WEEKS
                                                                    ENDED          ENDED          ENDED
                                                                 JANUARY 28,    FEBRUARY 2,    FEBRUARY 1,
                                                                    1996           1997           1998
                                                                 -----------    -----------    -----------
                                                                              (IN THOUSANDS)
Operating activities
  Income from operations before non-recurring charges adjusted
     for non-cash items.......................................    $   67,328     $  55,282      $  42,021
  Change in working capital...................................       (35,344)       54,104        (16,275)
                                                                 -----------    -----------    -----------
  Cash flow before non-recurring charges......................    $   31,984     $ 109,386      $  25,746
  Non-recurring charges -- cash impact........................        (6,490)       (7,510)       (34,100)
  Working capital acquired(1).................................       (56,282)           --             --
                                                                 -----------    -----------    -----------
                                                                  $  (30,788)    $ 101,876      $  (8,354)
                                                                 -----------    -----------    -----------
Investment activities
  Acquisition of Izod and Gant................................    $ (114,503)    $      --      $      --
  Investment in Pyramid Sportswear............................        (6,950)           --             --
  Capital spending............................................       (39,773)      (22,578)       (17,923)
  Other, net..................................................            --           143            360
                                                                 -----------    -----------    -----------
                                                                  $ (161,226)    $ (22,435)     $ (17,563)
                                                                 -----------    -----------    -----------
Financing activities
  Cash dividends..............................................    $   (4,007)    $  (4,050)     $  (4,065)
  Exercise of stock options...................................         1,745           386            791
                                                                 -----------    -----------    -----------
                                                                  $   (2,262)    $  (3,664)     $  (3,274)
                                                                 -----------    -----------    -----------
  Increase (decrease) in cash before net change in debt.......    $ (194,276)    $  75,777      $ (29,191)
                                                                 -----------    -----------    -----------
                                                                 -----------    -----------    -----------

------------------
(1) Represents working capital related to the acquisition of the Izod and Gant businesses.

     As noted in the table above, the Company's cash flow before non-recurring charges was positive in each of the three fiscal years ended February 1, 1998. The cash impact in 1997 of the initiatives covered by the Company's restructuring charges totaled $34.1 million. The principal areas of outflow related to the repositioning of Gant and costs associated with the inventory correction at Bass.

     Capital spending in 1997 was $17.9 million compared with $22.6 million in 1996 and $39.8 million in 1995. The reduced level of spending in the latest two years reflects the completion in 1995 of several large capital spending projects, including the Company's new distribution center in North Carolina. In 1998, upon the expiration of the lease at the Company's New York headquarters, the Company anticipates consolidating all of its New York office space into one location. Capital expenditures related to that move are anticipated to be approximately $15 million. Capital expenditures, in total, for 1998 are planned at approximately $40 million. Beyond that, the Company anticipates returning to the lower level of capital expenditures of the past two years.

     Total debt as a percentage of total capital was 53.0% at the end of fiscal 1997 compared with 43.1% at the end of fiscal 1996 and 52.3% at the end of fiscal 1995.

     In fiscal 1998, the Company anticipates additional cash outflows of approximately $47 million to substantially complete the restructuring programs provided for in 1997. Most of that amount should be funded by cash flow from operations as well as certain of the cash flow benefits stemming from these restructuring moves, particularly the closing of retail stores and the exiting from the capital-intensive sweater manufacturing business. Beyond that, the Company anticipates that the cash flow benefits from the balance of restructuring together with cash flow from operations should allow it to begin to realize an overall positive cash flow in its individual business units and in the Company as a whole.

     Notwithstanding the Company's positive feelings about future cash flow, including the cash impact of the non-recurring charges, the Company believed that it made a great deal of sense to avail itself of the favorable fixed income market to extend the maturities of its existing debt. Therefore, on April 22, 1998, the Company issued $150 million of Senior Subordinated Notes due 2008 and used the proceeds to eliminate its intermediate term senior notes and reduce its revolving credit debt. Accordingly, such debt as of February 1, 1998 has been classified as long-term debt in the 1997 year end balance sheet.

     At the same time, the Company re-syndicated and refinanced its revolving credit facility, which was scheduled to mature in early 1999, with a new $325 million senior secured credit facility with a group of 12 banks.

     The Company believes that these refinancings should provide a secure financial base and allow the Company to fully focus its attention on the execution of its strategic business plan.

  13 Weeks Ended May 4, 1997 and May 3, 1998:

     The seasonal nature of PVH's business typically requires the use of cash to fund a build-up in the Company's inventory in the first half of each year. During the third and fourth quarters, the Company's higher level of sales tends to reduce its inventory and generate cash from operations.

     Net cash used by operations in the first quarter totalled $37.9 million in 1998 and $39.1 million last year. The Company's seasonal inventory build-up was less than in the prior year due principally to a lower Bass inventory build-up than in the prior year. Partially offsetting the cash flow inventory improvement was a larger increase in trade receivables, due to an increase in wholesale sales, and a larger decrease in accrued expenses, due to spending associated with the Company's 1997 restructuring initiatives.

     Capital spending in the first quarter was $3.6 million in 1998 as compared with $3.4 million last year. The Company anticipates a significant increase in overall capital spending levels in 1998 due principally to the anticipated consolidation of its New York City offices into one location.

     On April 22, 1998, the Company issued $150 million of 9.5% senior subordinated notes due May 1, 2008, and used the net proceeds to retire its intermediate term 7.75% senior notes and reduce its revolving credit debt. At the same time, the Company re-syndicated and refinanced its revolving credit facility with a new $325 million senior secured credit facility with a group of 12 banks. While these refinancings will increase the overall cost of the Company's borrowings, the Company believes they should provide a secure financial base which will allow the Company to focus its attention on the execution of its strategic business plan. The new revolving credit facility also includes a letter of credit facility with a sub-limit of $250 million provided, however, that the aggregate maximum amount outstanding under both the revolving credit facility and the letter of credit facility is $325 million. The Company believes that its borrowing capacity under these facilities is adequate for its peak seasonal needs in the foreseeable future. In addition, the retirement of the Company's intermediate term 7.75% senior notes eliminates all long-term debt repayment requirements for the next 10 years.

YEAR 2000

     Until recently, computer programs were written using two digits rather than four to define the applicable year. Thus, such programs were unable to properly distinguish between the year 1900 and the year 2000. In October 1996, the Company initiated a comprehensive Year 2000 Project to address this issue. The Company determined that it will need to modify or replace significant portions of its software so that its computer systems will function properly with respect to dates in the year 2000 and beyond. The Company has also initiated discussions with its significant suppliers and large customers to determine the status of their compliance programs.

     The Company is utilizing both internal and external resources to remediate, or replace, and test the software for year 2000 modifications. The Company anticipates completing the Year 2000 Project by June 30, 1999. The Company incurred $2.0 million of computer conversion expenses in the first quarter of 1998 in connection with making its computer systems Year 2000 compliant. The Company expects to incur additional Year 2000 computer conversion expenses of approximately $6.5 million in the current year and $8.5 million in 1999.

     The cost of the project and the date on which the Company believes it will complete the year 2000 modifications are based on management's estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of resources, third party modification plans and other factors. The Company presently believes that the year 2000 issue will not pose significant operational problems for its computer systems. However, if such modifications and conversions are not made, or are not completed timely, or the systems of other companies on which the Company's systems and operations rely are not converted on a timely basis, the year 2000 issue could have a material adverse impact on the Company's operations.

SEASONALITY

     The Company's business is seasonal, with higher sales and income during its third and fourth quarters, which coincide with the Company's two peak retail selling seasons: the first running from the start of the back-to-school and fall selling seasons beginning in August and continuing through September, and the second being the Christmas selling season beginning with the weekend following Thanksgiving and continuing through the week after Christmas.

     Also contributing to the strength of the third quarter is the high volume of fall shipments to wholesale customers which are generally more profitable than spring shipments. The slower spring selling season at wholesale combines with retail seasonality to make the first quarter particularly weak.

                               THE EXCHANGE OFFER

GENERAL

     The Company hereby offers, upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal (which together constitute the Exchange Offer), to exchange up to $150 million aggregate principal amount of Exchange Notes for a like aggregate principal amount of Initial Notes properly tendered on or prior to the Expiration Date and not withdrawn as permitted pursuant to the procedures described below. The Exchange Offer is being made with respect to all of the Initial Notes.

     As of the date of this Prospectus, the aggregate principal amount of the Initial Notes outstanding is $150 million. This Prospectus, together with the
Letter of Transmittal, is first being sent on or about         , 1998, to all
holders of Initial Notes known to the Company.

PURPOSE OF THE EXCHANGE OFFER

     The Initial Notes were issued on April 22, 1998 in a transaction exempt from the registration requirements of the Securities Act. Accordingly, the Initial Notes may not be reoffered, resold, or otherwise transferred unless registered under the Securities Act or any applicable securities law or unless an applicable exemption from the registration and prospectus delivery requirements of the Securities Act is available.

     In connection with the issuance and sale of the Initial Notes, the Company entered into the Registration Rights Agreement, which requires the Company to file with the Commission a registration statement relating to the Exchange Offer (the 'Registration Statement') not later than 60 days after the date of original issuance of the Initial Notes, and to use their best efforts to cause the Registration Statement to become effective under the Securities Act as soon as practicable thereafter and to commence the Exchange Offer promptly after such Registration Statement has become effective, hold the Exchange Offer open for at least 30 days and exchange the Exchange Notes for all Initial Notes that have been validly tendered and not withdrawn on or prior to the expiration of the Exchange Offer. A copy of the Registration Rights Agreement has been filed as an exhibit to the Registration Statement.

     The term 'holder' with respect to the Exchange Offer, means any person in whose name Initial Notes are registered on the books of the Company or any other person who has obtained a properly completed bond power from the registered holder, or any person whose Initial Notes are held of record by The Depository Trust Company ('DTC'). Other than as pursuant to the Registration Rights Agreement, the Company is not required to file any registration statement to register any outstanding Initial Notes. Holders of Initial Notes who do not tender their Initial Notes or whose Initial Notes are tendered but not accepted would have to rely on exemptions from the registration requirements under the securities laws, including the Securities Act, if they wish to sell their Initial Notes.

TERMS OF THE EXCHANGE

     The Company hereby offers to exchange, subject to the conditions set forth herein and in the Letter of Transmittal accompanying this Prospectus, $1,000 in principal amount of Exchange Notes for each $1,000 in principal amount of the Initial Notes. The terms of the Exchange Notes are identical in all material respects to the terms of the Initial Notes for which they may be exchanged pursuant to this Exchange Offer, except that the Exchange Notes generally will be freely transferable by holders thereof and will not be subject to any covenant regarding registration. The Exchange Notes will evidence the same indebtedness as the Initial Notes and will be entitled to the benefits of the Indenture. See 'Description of Exchange Notes'.

     The Exchange Offer is not conditioned upon any minimum aggregate principal amount of Initial Notes being tendered for exchange.

     The Company is making the Exchange Offer in reliance on the position of the Commission as set forth in certain interpretive letters addressed to third parties in other transactions. However, the Company has not sought its own interpretive letters, and there can be no assurance that the Commission would make a similar determination with respect to the Exchange Notes. Based on these interpretations by the staff of the Commission, the Company believes that Exchange Notes issued pursuant to the Exchange Offer in exchange for Initial Notes may be offered for sale, resold and otherwise transferred by any holder of such Exchange Notes (other than any such holder that is a broker-dealer or an 'affiliate' of the Company within the meaning of Rule 405 under the Securities
Act) without compliance with the registration and prospectus delivery requirements of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such holder's business and such holder has no arrangement or understanding with any person to participate in the distribution of such Exchange Notes and neither such holder nor any other such person is engaging in or intends to engage in a distribution of such Exchange Notes. Since the Commission has not considered the Exchange Offer in the context of a no-action letter, there can be no assurance that the staff of the Commission would make a similar determination with respect to the Exchange Offer. See
'-- Resale of Exchange Notes' and 'Plan of Distribution'.

     Interest on the Exchange Notes shall accrue from the last Interest Payment Date on which interest was paid on the Initial Notes so surrendered or, if no interest has been paid on such Notes, from April 22, 1998.

     Tendering holders of the Initial Notes shall not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of the Initial Notes pursuant to the Exchange Offer.

EXPIRATION DATE; EXTENSION

     The Exchange Offer will expire at 5:00 p.m., New York City time, on the Expiration Date. The Company expressly reserves the right, at any time or from time to time, to extend the period of time during which the Exchange Offer is open, and thereby delay acceptance for exchange of any Initial Notes, by giving oral or written notice to the Exchange Agent and by giving written notice of such extension to the holders thereof or by timely public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Initial Notes previously tendered will remain subject to the Exchange Offer unless properly withdrawn. The Company does not anticipate extending the Expiration Date.

     For purposes of the Exchange Offer, a 'business day' means any day excluding Saturday, Sunday or any other day which is a legal holiday under the laws of New York, New York or is a day on which banking institutions therein located are authorized or required by law or other governmental action to close.

PROCEDURES FOR TENDERING INITIAL NOTES

     The tender to the Company of Initial Notes by a holder thereof as set forth below and the acceptance thereof by the Company will constitute a binding agreement between the tendering holder and the Company upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal. Except as set forth below, a holder who wishes to tender Initial Notes for exchange pursuant to the Exchange Offer must transmit either
(i) a properly completed and duly executed Letter of Transmittal, including all other documents required by such Letter of Transmittal, to the Exchange Agent, at the address set forth below under '-- Exchange Agent' on or prior to the Expiration Date, or (ii) if such Initial Notes are tendered pursuant to the procedures for book-entry transfer set forth below under '-- Book-Entry Transfer', a holder tendering Initial Notes may transmit an Agent's Message (as defined herein) to the Exchange Agent in lieu of the Letter of Transmittal, in either case on or prior to the Expiration Date. In addition, either (i) certificates for such Initial Notes must be received by the Exchange Agent along with the Letter of Transmittal, (ii) a timely confirmation of a book-entry transfer (a 'Book-Entry Confirmation') of such Initial Notes, if such procedure is available, into the Exchange Agent's account at the DTC (the 'Book-Entry Transfer Facility') pursuant to the procedure for book-entry transfer described below, along with the Letter of Transmittal or an Agent's Message, as the case may be, must be received by the Exchange Agent prior to the Expiration Date, or
(iii) the holder must comply with the guaranteed delivery procedures described below. The term 'Agent's Message' means a message, transmitted to the Book-Entry Transfer Facility and received by the Exchange Agent and forming a part of the Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgement from the tendering holder that such holder has received and agrees to be bound by the Letter of Transmittal and the Company may enforce the Letter of Transmittal against such holder. THE METHOD OF DELIVERY OF INITIAL NOTES, LETTERS OF TRANSMITTAL OR AGENT'S MESSAGES AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE HOLDER. IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, BE USED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY. NO LETTERS OF TRANSMITTAL OR INITIAL NOTES SHOULD BE SENT TO THE COMPANY.

     If tendered, Initial Notes are registered in the name of the signer of the Letter of Transmittal, and the Exchange Notes to be issued in exchange therefor are to be issued (and any untendered Initial Notes are to be reissued) in the name of the registered holder (which term, for the purposes described herein, shall include any participant in the Book-Entry Transfer Facility's system whose name appears on a security listing as the owner of Initial Notes), the signature of such signer need not be guaranteed. In any other case, the tendered Initial Notes must be endorsed or accompanied by written instruments of transfer in form satisfactory to the Company and duly executed by the registered holder, and the signature on the endorsement or instrument of transfer must be guaranteed by a bank, broker, dealer, credit union, savings association, clearing agency or other institution (each, an 'Eligible Institution') that is a member of a recognized signature guarantee medallion program within the meaning of Rule 17Ad-15 under the Exchange Act. If the Exchange Notes and/or Initial Notes not exchanged are to be delivered to an address other than that of the registered holder appearing on the note register for the Initial Notes, the signature in the Letter of Transmittal must be guaranteed by an Eligible Institution.

     A tender will be deemed to have been received as of the date when (i) the tendering holder's properly completed and duly executed Letter of Transmittal accompanied by the Initial Notes is received by the Exchange Agent, or (ii) a Notice of Guaranteed Delivery (as provided below) or letter, telegram or facsimile transmission to similar effect from an Eligible Institution is received by the Exchange Agent. Issuances of Exchange Notes in exchange for Initial Notes tendered pursuant to a Notice of Guaranteed Delivery or letter, telegram or facsimile transmission to similar effect (as provided below) by an Eligible Institution will be made only against deposit of the Letter of Transmittal (and any other required documents) and the tendered Initial Notes.

     All questions as to the validity, form, eligibility (including time of receipt) and acceptance of Letters of Transmittal or Initial Notes tendered for exchange will be determined by the Company in its sole discretion, which determination shall be final and binding. The Company reserves the absolute right to reject any and all tenders of any particular Initial Notes not properly tendered and not to accept any particular Initial Notes for exchange which acceptance might, in the judgment of the Company or its counsel, be unlawful. The Company also reserves the absolute right to waive any defects or irregularities as to any particular Initial Notes or conditions of the Exchange Offer either before or after the Expiration Date (including the right to waive the ineligibility of any holder who seeks to tender Initial Notes in the Exchange Offer). The interpretation of the terms and conditions of the Exchange Offer (including the Letter of Transmittal and the instructions thereto) by the Company shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Initial Notes for exchange must be cured within each reasonable period of time as the Company shall determine. None of the Company, the Exchange Agent nor any other person shall be under any duty to give notification of any defect or irregularity with respect to any tender of Initial Notes for exchange, nor shall any of them incur any liability for failure to give such notification.

     If the Letter of Transmittal is signed by a person or persons other than the registered holder or holders of Initial Notes, such Initial Notes must be endorsed or accompanied by appropriate powers of attorney, in either case signed exactly as the name or names of the registered holder or holders appear on the Initial Notes.

     If the Letter of Transmittal or any Initial Notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and, unless waived by the Company, proper evidence satisfactory to the Company of their authority to so act must be submitted.

     By tendering, each holder will represent to the Company that, among other things, (a) Exchange Notes acquired pursuant to the Exchange Offer are being acquired in the ordinary course of business of the person receiving such Exchange Notes, whether or not such person is the holder, (b) neither the holder nor any such other person has an arrangement or understanding with any person to participate in the distribution of such Exchange Notes and (c) neither the holder nor any such other person is an 'affiliate' of the Company as defined under Rule 405 of the Securities Act, or if it is an affiliate, it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable. Any holder of Initial Notes using the Exchange Offer to participate in a distribution of the Exchange Notes (i) cannot rely on the position of the staff of the Commission set forth in certain no-action and interpretive letters and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

     Each broker-dealer that receives Exchange Notes for its own account in exchange for Initial Notes where such Initial Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. See 'Plan of Distribution'.

BOOK-ENTRY TRANSFER

     The Exchange Agent will make a request to establish an account with respect to the Initial Notes at the Book-Entry Transfer Facility for purposes of the Exchange Offer within two business days after the date of this Prospectus, and any financial institution that is a participant in the Book-Entry Transfer Facility's systems may make book-entry delivery of Initial Notes by causing the Book-Entry Transfer Facility to transfer such Initial Notes into the Exchange Agent's account at the Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures for transfer. However, although delivery of Initial Notes may be effected through book-entry transfer at the Book-Entry Transfer Facility, the Letter of Transmittal or facsimile thereof, with any required signature guarantees, or an Agent's Message in lieu of a Letter of Transmittal, and any other required documents, must, in any case, be transmitted to and received by the Exchange Agent at one of the addresses set forth below under '-- Exchange Agent' on or prior to the Expiration Date or the guaranteed delivery procedures described below must be complied with.

GUARANTEED DELIVERY PROCEDURE

     If a holder desires to accept the Exchange Offer, and time will not permit a Letter of Transmittal or Initial Notes to reach the Exchange Agent before the Expiration Date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if the Exchange Agent has received at its address set forth below, on or prior to the Expiration Date, a letter by hand or mail, or sent by facsimile transmission (receipt confirmed by telephone and an original delivered by guaranteed overnight courier) from an Eligible Institution setting forth the name and address of the tendering holder, the names in which the Initial Notes are registered and, if possible, the certificate numbers of the Initial Notes to be tendered, and stating that the tender is being made thereby and guaranteeing that within three business days after the Expiration Date, the Initial Notes in proper form for transfer or a Book-Entry Confirmation, will be delivered by such Eligible Institution together with a properly completed and duly executed Letter of Transmittal (and any other required documents). Unless Initial Notes being tendered by the above-described method are deposited with the Exchange Agent within the time period set forth above (accompanied or preceded by a properly completed Letter of Transmittal and any other required documents), the Company may, at its option, reject the tender. Copies of the notice of guaranteed delivery ('Notice of Guaranteed Delivery') which may be used by Eligible Institutions for the purposes described in this paragraph are available from the Exchange Agent.

WITHDRAWAL RIGHTS

     Tenders of Initial Notes may be withdrawn at any time prior to the Expiration Date.

     For a withdrawal to be effective, written notice of withdrawal sent by telegram, facsimile transmission (receipt confirmed by telephone and an original delivered by guaranteed overnight courier) or letter must be received by the Exchange Agent at the address set forth herein prior to the Expiration Date. Any such notice of withdrawal must (i) specify the name of the person having tendered the Initial Notes to be withdrawn (the 'Depositor'), (ii) identify the Initial Notes to be withdrawn (including the certificate number or numbers of such Initial Notes and the principal amount of each such Initial Note), (iii) specify the principal amount of Initial Notes to be withdrawn, (iv) include a statement that such holder is withdrawing his election to have such Initial Notes exchanged, (v) be signed by the holder in the same manner as the original signature on the Letter of Transmittal by which such Initial Notes were tendered or as otherwise described above (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the Trustee under the Indenture register the transfer of such Initial Notes into the name of the person withdrawing the tender, and (vi) specify the name in which any such Initial Notes are to be registered, if different from that of the Depositor. The Exchange Agent will return the properly withdrawn Initial Notes promptly following receipt of notice of withdrawal. If Initial Notes have been tendered pursuant to the procedure for book-entry transfer, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Initial Notes or otherwise comply with the Book-Entry Transfer Facility procedure. All questions as to the validity, form and eligibility of notices of withdrawals, including time of receipt, will be determined by the Company, and such determination will be final and binding on all parties.

     Any Initial Notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the Exchange Offer. Any Initial Notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the holder thereof without cost to such holder (or, in the case of Initial Notes tendered by Book-Entry Transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the Book-Entry Transfer procedures described above, such Initial Notes will be credited to an account with such Book-Entry Transfer Facility specified by the holder) as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Initial Notes may be retendered by following one of the procedures described under '-- Procedures for Tendering Initial Notes' above at any time on or prior to the Expiration Date.

ACCEPTANCE OF INITIAL NOTES FOR EXCHANGE DELIVERY OF EXCHANGE NOTES

     Upon satisfaction or waiver of all of the conditions to the Exchange Offer, the Company will accept, promptly after the Expiration Date, all Initial Notes properly tendered and will issue the Exchange Notes promptly after such acceptance. For purposes of the Exchange Offer, the Company shall be deemed to have accepted properly tendered Initial Notes for exchange when, as and if the Company has given oral or written notice thereof to the Exchange Agent.

     For each Initial Note accepted for exchange, the holder of such Initial Note will receive an Exchange Note having a principal amount equal to the principal amount (or portion thereof) of the Initial Note surrendered for tender.

     In all cases, issuance of Exchange Notes for Initial Notes that are accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of certificates for such Initial Notes or a timely Book-Entry Confirmation of such Initial Notes into the Exchange Agent's account at the Book-Entry Transfer Facility, a properly completed and duly executed Letter of Transmittal and all other required documents or, in the case of a Book-Entry Confirmation, an Agent's Message in lieu thereof. If any tendered Initial Notes are not accepted for any reason set forth in the terms and conditions of the Exchange Offer, or if Initial Notes are submitted for a greater principal amount than the holder desires to exchange, such unaccepted or non-exchanged Initial Notes will be returned without expense to the tendering holder thereof (or, in the case of Initial Notes tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described above, such non-exchanged Initial Notes will be credited to an account maintained with such Book-Entry Transfer Facility) as promptly as practicable after the expiration of the Exchange Offer.

EXCHANGE AGENT

     Union Bank of California, N.A. has been appointed as the Exchange Agent for the Exchange Offer. All executed Letters of Transmittal should be directed to the Exchange Agent at one of the addresses set forth below:

BY HAND/OVERNIGHT COURIER MAIL:            BY FACSIMILE: (415) 296-6757
Union Bank of California, N.A.             Attn: Ms. Gillian Wallace
475 Sansome Street--12th Floor             Corporate Trust Division
San Francisco, California 94111            By Telephone: (415) 296-6750
Attn: Ms. Gillian Wallace
Corporate Trust Division

Questions and requests for assistance, requests for additional copies of this Prospectus or of the Letter of Transmittal and requests for Notices of Guaranteed Delivery should be directed to the Exchange Agent at the address and telephone number set forth in the Letter of Transmittal.

     DELIVERY TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE, OR TRANSMISSIONS OF INSTRUCTIONS VIA A FACSIMILE TO A NUMBER OTHER THAN AS SET FORTH ABOVE, WILL NOT CONSITITUTE A VALID DELIVERY.

SOLICITATION OF TENDERS; FEES AND EXPENSES

     The Company has not retained any dealer-manager in connection with the Exchange Offer and will not make any payments to brokers, dealers or others for soliciting acceptances of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith. The Company also will pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this and other related documents to the beneficial owners of the Initial Notes and in handling or forwarding tenders for their customers.

     The estimated cash expenses to be incurred in connection with the Exchange Offer will be paid by the Company and are estimated in the aggregate to be approximately $200,000, which includes fees and expenses of the Exchange Agent, Trustee, registration fees, accounting, legal printing and related fees and expenses.

     No person has been authorized to give any information or to make any representations in connection with the Exchange Offer, other than those contained in this Prospectus. If given or made, such information or representations should not be relied upon as having been authorized by the Company. Neither the delivery of this Prospectus nor any exchange made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the respective dates as of which information is given herein. The Exchange Offer is not being made to (not will tenders be accepted from or on behalf of) holders of Initial Notes in any jurisdiction in which the making of the Exchange Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Company, at its discretion, may take such action as it may deem necessary to make the Exchange Offer in any such jurisdiction and extend the Exchange Offer to holders of Initial Notes in such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws of which require the Exchange Offer to be made by a licensed broker or dealer, the Exchange Offer is being made on behalf of the Company by one or more registered brokers or dealers which are licensed under the laws of such jurisdiction.

TRANSFER TAXES

     The Company will pay all transfer taxes, if any, applicable to the exchange of Initial Notes pursuant to the Exchange Offer. If, however, certificates representing Exchange Notes or Initial Notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of the Initial Notes tendered, or if tendered

Initial Notes, are registered in the name of any person other than the person signing the Letter of Transmittal, or if a transfer tax is imposed for any reason other than the exchange of Initial Notes pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

ACCOUNTING TREATMENT

     The Exchange Notes will be recorded at the carrying value of the Initial Notes as reflected in the Company's accounting records on the date of the exchange. Accordingly, no gain or loss for accounting purposes will be recognized by the Company upon the exchange of Exchange Notes for Initial Notes. Expenses incurred in connection with the issuance of the Exchange Notes will be amortized over the term of the Exchange Notes.

CONSEQUENCES OF FAILURE TO EXCHANGE

     Initial Notes that are not exchanged for Exchange Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Initial Notes as set forth in the legend thereon and in the Indenture. Initial Notes not exchanged pursuant to the Exchange Offer will continue to remain outstanding in accordance with their terms. In general, the Initial Notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. The Company does not currently anticipate that it will register the Initial Notes under the Securities Act.

     Participation in the Exchange Offer is voluntary, and holders of Initial Notes should consider carefully whether to participate. Holders of the Initial Notes are urged to consult their financial and tax advisors in making their own decision on what action to take.

     As a result of the making of, and upon acceptance for exchange of all validly tendered Initial Notes pursuant to the terms of, this Exchange Offer, the Company will have fulfilled a covenant contained in the Registration Rights Agreement. Holders of Initial Notes who do not tender their Initial Notes in the Exchange Offer will continue to hold such Initial Notes and will be entitled to all the rights and subject to all the limitations applicable thereto under the Indenture, except for any such rights under the Registration Rights Agreement that by their terms terminate or cease to have further effectiveness as a result of the making of this Exchange Offer. All untendered Initial Notes will continue to be subject to the restrictions on transfer set forth in the Indenture. To the extent that Initial Notes are tendered and accepted in the Exchange Offer, the trading market for untendered Initial Notes could be adversely affected.

     The Company may seek to acquire in the future, subject to the terms of the Indenture, untendered Initial Notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. The Company has no present plan to acquire any Initial Notes which are not tendered in the Exchange Offer.

RESALE OF EXCHANGE NOTES

     The Company is making the Exchange Offer in reliance on the position of the Commission as set forth in certain interpretive letters addressed to third parties in other transactions. However, the Company has not sought its own interpretive letter, and there can be no assurance that the Commission would make a similar determination with respect to the Exchange Offer as it has in such interpretive letters to third parties. Based on these interpretations by the staff of the Commission, the Company believes that the Exchange Notes issued pursuant to the Exchange Offer in exchange for Initial Notes may be offered for resale, resold and otherwise transferred by a holder (other than any Holder that is a broker-dealer or an 'affiliate' of the Company within the meaning of Rule 405 of the Securities Act) without further compliance with the registration and prospectus delivery requirements of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such holder's business, such holder has no arrangement or understanding with any person to participate in the distribution of such Exchange Notes and neither such holder nor any such other person is engaging in or intends to engage in a distribution of the Exchange Notes. However, any holder who is an 'affiliate' of the Company or who has an arrangement or understanding with respect to the distribution of the Exchange Notes to be acquired pursuant to the Exchange Offer, or any broker-dealer who purchased Initial Notes from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act (i) could not rely on the applicable interpretations of the staff of the Commission and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act. A broker-dealer who holds Initial Notes that were acquired for its own account as a result of market-making or other trading activities may be deemed to be an 'underwriter' within the meaning of the Securities Act and must, therefore deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes. Each such broker-dealer that receives Exchange Notes for its own account in exchange for Initial Notes, where such Initial Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge in the Letter of Transmittal that it will deliver a prospectus in connection with any resale of such Exchange Notes. See 'Plan of Distribution'.

     In addition, to comply with the securities laws of certain jurisdictions, if applicable, the Exchange Notes may not be offered or sold unless they have been registered or qualified for sale in such jurisdiction or an exemption from registration or qualification is available and is complied with. The Company has agreed, pursuant to the Registration Rights Agreement and subject to certain specified limitations therein, to register or qualify the Exchange Notes for offer or sale under the securities or blue sky laws of such jurisdictions as any holder of the Exchange Notes reasonably requests. Such registration or qualification may require the imposition of restrictions or conditions (including suitability requirements for offerees or purchasers) in connection with the offer or sale of any Exchange Notes.

                                    BUSINESS

OVERVIEW

     The Company is a leading marketer of men's, women's and children's apparel and footwear, sold under five nationally recognized brand names -- Van Heusen, Bass, Izod, Gant and Geoffrey Beene -- in the dress shirt, casual footwear, and sportswear sectors. The Company is brand focused and manages the design, sourcing and manufacturing of substantially all of its products on a brand by brand basis. The Company's products include both dress and sport shirts and casual shoes and, to a lesser extent, sweaters, neckwear, furnishings, bottoms, outerwear and leather and canvas accessories. Approximately 23% of the Company's net sales in fiscal 1997 were derived from sales of dress shirts, 33% from sales of footwear and related products and 44% from sales of other apparel goods, primarily branded sportswear. The Company markets its products at a wholesale level through national and regional department store chains and also directly to consumers through its own retail stores, generally located in factory outlet retail malls. The Company believes that marketing through the wholesale channel provides the opportunity to build brand equity and represents its core business, and views its retail business as a complement to its strong branded positions in the wholesale market. The Company's strategy is to exploit and expand its branded position in the United States and, on a longer-term basis, in the international arena, and the Company believes that its portfolio of well recognized brands offers the Company the best opportunity for realizing sales growth and enhancing profit margins.

     The Company's net sales and EBITDA (exclusive of the non-recurring charges to earnings recorded in fiscal 1997) were $1,350.0 million and $70.8 million, respectively, in fiscal 1997 versus $1,359.6 million and $77.2 million, respectively, in fiscal 1996. Fiscal 1997 was a year of transition, as the Company continued to realign and strengthen its business and further reduce costs. The Company continued its store closing program and closed its sweater manufacturing operations, which resulted in a planned reduction of revenue, made a major investment of $18.4 million in incremental advertising expenditures in the second half of the year, and took non-recurring charges to earnings of $132.7 million in connection with certain restructuring expenses. The Company believes that it made significant progress in its apparel segment where sales and profitability increased, but it was disappointed with the results of its footwear and related products segment. The Company believes that the increased advertising expenditures and brand repositionings executed in 1997 position it well to compete in its markets and expects the actions which gave rise to the 1997 charges to result in aggregate cost savings of over $40 million in the period 1998 to 2000, and to exceed $20 million annually by 2000.

     The Company's Van Heusen, Bass, Izod, Gant and Geoffrey Beene brands collectively account for approximately 93% of the Company's net sales, with approximately 73% of net sales being derived from Van Heusen, Bass and Geoffrey Beene alone. Izod and Gant were acquired by the Company in 1995 and subsequently repositioned in their markets. The Company believes that Izod and Gant have substantial brand equity and position the Company well to capitalize on the increasing popularity of branded sportswear. The Company owns four of the five brands, with sales of the fifth -- Geoffrey Beene -- being under licensing agreements with that designer. In addition, the Company recently entered into a license agreement to market DKNY brand men's dress shirts.

     The Company's brands enjoy national recognition in their respective sectors of the market and share a rich heritage with between 40 and 120 years of operating history. They represent sales leaders in their respective market niches, from a dominant position in dress shirts, to a leading position in casual footwear, to an increasingly important position in men's sportswear. In the United States, Van Heusen is the best selling men's dress shirt and woven sport shirt brand, and Geoffrey Beene is the best selling men's designer dress shirt brand. The Company believes that its overall share of the United States men's dress shirt market, including its branded, designer and private label offerings, is the largest of any company and that it has a growing market share, currently in excess of 32%, in the key department store channel. In the United States, Izod products include the best selling men's sweater brand, one of the best selling basic knit shirts and the number one ranked golf apparel brand in pro shops and resorts. Gant represents the largest collection brand in several countries in Europe, and is second only to 'Polo' in most of the other European countries. Bass is the leading brand of men's, women's and children's casual shoes at the moderate price range in the United States.

     The Company markets its five premier brands to different segments of the market, appealing to varied demographic sectors and a broad spectrum of consumers. This diversity of the Company's brands is intended to minimize competition among the brands. The Van Heusen brand, designed to target the moderate price range, appeals to the relatively conservative 'middle American' consumer. The typical Bass consumer is family oriented, views the Bass brand as 'Americana', associated with a casual, outdoor lifestyle, and pays moderate prices for his or her product. The Company's Izod brand is 'active inspired', designed to sell on the main floor of department stores largely in knitwear categories in the moderate to upper moderate price range. The Gant brand is the Company's entry into collection sportswear and focuses on a traditional consumer with refined taste who is prepared to purchase apparel in the higher price range of the market. Geoffrey Beene is targeted toward a more fashion-forward consumer who is prepared to purchase apparel in the upper moderate price range. The Company's products are designed to appeal to relatively stable demographic sectors and generally are not reliant on rapidly changing fashion trends.

     The Company believes that because of its strong brands it is well-positioned to capitalize on several trends that have affected the apparel and footwear sectors in recent years. These include the stabilization of the department store sector with a smaller number of stronger players, among which the Company ranks its most important customers; the continued importance of branding as a measure of product differentiation; continued growth in the branded sportswear sector; and the stabilization of the dress shirt sector after several years of modest decline. In addition, the recent lack of momentum in the athletic shoe sector provides the Company with the opportunity to capitalize on its Bass casual footwear products.

     Substantially all of the Company's sales are made in the United States. However, the Company believes that global name awareness is a key to the creation of lasting brand equity and that it must pursue selective opportunities to expand the sales of its brands internationally. Currently, Gant is the Company's brand that is most developed internationally, with its name recognition and sales substantially stronger in Europe than in the United States. Gant products are sold in 35 countries, including in over 50 Gant stores owned or franchised by the Company's licensing partner, Pyramid Sportswear, in which the Company owns a minority interest with an option to acquire 100%. Although the Van Heusen, Bass and Izod product lines also are sold outside the United States, both directly and through licensees, their international sales are small relative to Gant. Based on its experience with Gant, the Company believes that opportunities exist to expand the sales of its Van Heusen, Bass and Izod brands internationally.

     Consistent with its strategy of developing its brands, the Company has focused on the wholesale sector -- primarily department stores -- as the key source of distribution for its products. The Company believes that the wholesale channel generally, and department stores specifically, provide the best means of promoting a fully conceptualized image for each of its brands and of securing broad awareness of its products and image. The Company's wholesale customers for branded and designer apparel include May Co., Federated, JC Penney, Proffits and Dillard's. The Company's customers for footwear include Federated, May Co., Dillard's, Belk's and Nordstrom. The Company's ten largest wholesale customers, accounting for over 60% of the Company's fiscal 1997 sales to wholesale customers, each have been the Company's customers for more than 25 years. The Company believes that its customers rely on its ability to design, manufacture to exacting quality standards and deliver on a timely basis commercially successful apparel and footwear programs.

     While focused on the wholesale sector, the Company also sells its products directly to consumers in approximately 695 Company-owned stores located primarily in factory outlet retail malls. The stores are operated in five formats, matching each of the Company's premier brands -- Van Heusen, Bass, Izod, Gant and Geoffrey Beene. Van Heusen and Bass, which have the broadest national recognition, followed by Izod, are in the broadest range of malls. Geoffrey Beene stores are located in malls where that brand has greater name recognition. Gant stores are included in a limited number of the most successful of the nation's malls. Historically, the Company participated in the significant expansion of the factory outlet mall sector, capitalizing on mall expansion to build a portfolio of approximately 1,000 stores and generate significant sales and cash flow growth. However, this strategy left the Company reliant on mall growth rather than on brand and market share development as the primary driver of expansion, contributed to a deterioration in the quality and stability of earnings and failed to strengthen the image and brand equity in its major businesses. Since 1995, the Company has significantly reduced the number of its retail locations and has closed its least attractive stores to optimize its portfolio. The Company's retail presence remains an important complement to its strong branded positions in the wholesale market, facilitating product experimentation, the gathering of market intelligence, effective inventory control and management of surplus product.

STRATEGY

     The Company's strategy is to exploit and expand its branded position in the United States and, on a longer-term basis, internationally. Elements of this strategy include:

     o CAPITALIZE ON SPORTSWEAR OPPORTUNITY. With a renewed strong focus by retailers on the importance of men's sportswear and the customer impact of brand differentiation within that sector, the Company actively has sought to build a leading branded presence in this fragmented niche, acquiring existing sportswear brands (Izod and Gant) and expanding their presence in the wholesale sector. This renewed focus is in part attributable to the on-going move of employers towards casual dress policies, such as 'casual Fridays', and the increasing number of people who work at home. In addition, outside of the workplace, people's social activities generally focus on a more casual lifestyle. These trends present greater opportunities for the Company in sportswear. Sportswear now represents 66% of the Company's apparel segment sales, and it is expected that sportswear will continue to increase as a percentage of sales.

     o EXTEND BRAND PRODUCT RANGE. The Company continues to broaden the product range of its brands, capitalizing on the name recognition, popular draw and discrete target customer segmentation of each of its major labels. For example, dress shirts are now marketed under the Bass name and sportswear under the Van Heusen name, and Izod recently has expanded its offerings to include products for the fall and holiday seasons, a step toward building a year-round brand. As part of the introduction of the European Gant collection in the United States, the Company expanded its sportswear offerings to include sport coats, outerwear, rainwear, swimwear and accessories. Brand differentiation is maintained with design, manufacturing and procurement functions managed at the brand level.

     o PROMOTE GLOBAL BRAND AND IMAGE. The Company believes that over the long-term the most successful brands will be those with a consistent imagery, market positioning and name recognition throughout the world's major consumer markets. The Company's longer-term goal is to develop its core brands into international consumer franchises. Currently, all four of the Company's owned brands are distributed internationally, although only Gant, which in its niche is the leading market player in several European countries and is second only to 'Polo' in most of the other European countries, has achieved widespread brand recognition. The Van Heusen brand is licensed in 21 countries in North, Central and South America. In 1992, Bass began marketing its footwear internationally and is now selling limited amounts of footwear to retailers in Europe, Canada, South America, the Middle East, Africa and Asia. The Company plans to build on these bases and to project a consistent global image for each of its owned brands.

     o BUILD UPON ENHANCED ADVERTISING PRESENCE. The Company launched advertising campaigns for its brands in the second half of fiscal 1997, which resulted in an increase in advertising expenditures by $18.4 million from fiscal 1996 to $37.8 million. Based upon dialogue with its wholesale customers, the Company believes that the campaigns were well received. The Company is committed to a continued advertising program to support and further develop the national and international recognition of its brands. The Company believes that ongoing communication with the consumer is a core ingredient for branded marketing success.

     o LEVERAGE CORE COMPETENCIES IN LOGISTICAL AND IT SUPPORT. With primary focus on the more demanding wholesale customer nationwide and on securing and maintaining a strong presence on the department store floor, the Company has made significant investments to ensure the adequacy of its inventory replenishment programs, its capacity to monitor sales by

        SKU and margin and its ability to ensure its customers of timely product availability in a cost-effective manner.


     o INCREASE OPERATING EFFICIENCIES. The Company is committed to a cost reduction program and constantly explores alternative methods to achieve that objective. Given its size, purchasing power and ability to optimize manufacturing and outsourcing alternatives, the Company is in a position to achieve significant efficiencies in procurement and manufacturing. This is essential if the Company is to provide high levels of service and responsiveness to its wholesale customers, while maintaining control over costs and working capital. The Company has developed significant manufacturing flexibility by maintaining a range of Company-owned and third party manufacturing capacity available to it, while optimizing margins through recourse to low cost non-United States manufacturing. The Company has announced a number of programs, including the contraction of its United States manufacturing and logistical infrastructure, to achieve significant cost savings.

     o OPERATE COMPLEMENTARY RETAIL OPERATIONS. The Company's factory outlet retail stores provide a valuable complement to its wholesale presence, allowing for product experimentation, the gathering of market information, increasing the efficiency of inventory and surplus product management. The Company's stores sell a breadth of product not otherwise found in the Company's wholesale offerings. With a significant program of store closures in progress, the Company has been very focused on improving the profitability of the retail portfolio as a whole and maintaining its financial viability as a second channel of distribution. The Company's remaining retail stores are profitable, and the average sales per square foot and inventory turn at such stores have improved significantly since 1995, thereby positioning the Company's retail operations to generate increasing earnings and cash flows.

IMPLEMENTATION OF THE COMPANY'S STRATEGIES

     Specific action steps taken beginning in 1995 and continuing into 1998 and 1999 with respect to the implementation of these strategies include: (i) the acquisition of the Izod and Gant brands; (ii) the reorganization of the Company's non-dress shirt operations along brand lines versus a wholesale/retail organizational structure; (iii) the complete repositioning of Gant's domestic brand image to match its highly successful European brand image; (iv) the launching of new, focused Van Heusen, Izod and Gant advertising campaigns; (v) the closure of approximately 400 of the Company's worst performing retail locations in a program that by the end of fiscal 1998, after approximately 50 new store openings, will have reduced the retail portfolio from approximately 1,000 locations to approximately 650; (vi) the closure of domestic shirt manufacturing plants and its United States mainland shoe manufacturing plant;
(vii) the consolidation of the Company's domestic warehousing and distribution facilities; and (viii) the closure of the Company's sweater manufacturing operations, which were unprofitable, capital intensive and did not match the Company's branded strategy.

     These steps have had the effect of focusing the Company's attention and resources on its core brands and have yielded strong and positive results, with further benefits expected to continue over the next three years. The Company's apparel operations (excluding sweater operations) saw net sales increase 4.9% in fiscal 1997 to $882.0 million, representing 65% of total fiscal 1997 net sales, gross margins improve from 31.3% to 32.9% and operating income increase over 50% to $45.4 million in fiscal 1997 (after incremental advertising expenses of $15.0 million) as compared to fiscal 1996. The Company's net sales of wholesale branded apparel products increased 24% in 1997 to $387.2 million. With $6.0 million of annual savings already realized from the closure of dress shirt manufacturing facilities in 1995 and 1996, the further closures in manufacturing facilities and consolidation of logistical infrastructure announced by the Company in 1997 are expected to result in substantial future cash savings.

     Within the dress shirt sector, as the benefits of brand development and manufacturing reorientation have begun to be realized, estimated market share in the department store channel in which the Company competes has increased to 31% from 26%, with sales increasing by 20% in fiscal 1997 as compared to fiscal 1996, and operating margins and profitability more than doubling. Approximately 60 underperforming Geoffrey Beene sportswear retail outlets have been closed, resulting in significant increases in productivity and sales per square foot in the remaining stores, and eliminating the losses experienced by that business in 1996. Gant's 1997 repositioning in the United States was implemented as the Company opened a new flagship store on Fifth Avenue in Manhattan and increased by 34% the number of in-store shops in department stores carrying the Gant collection, with a further increase of 30% planned by department stores in 1998. Izod's wholesale sales doubled during 1997, with a 32% increase in the number of stores carrying the line. While Van Heusen's retail sales experienced a small decline as poorly performing stores were closed, operating profit increased 23%, reflecting the benefits of the Company's programs.

     The process of implementing the Company's strategic initiatives has not been without disappointment. In the Bass business, fiscal 1997 net sales declined 5.0% to $439.0 million, as a result of the Company's attempt to reposition its Bass brand to higher price points, which proved overly aggressive. While the higher price position was endorsed by the Company's wholesale customers, the initiatives were not well executed and did not meet with consumer support, resulting in an inventory build up at both the wholesale level and in the Company's own factory outlet retail stores. To protect its franchise and preserve its wholesale customer relationships, the Company took substantial markdowns in its own retail stores and aggressively financed the markdowns required by its wholesale customers to sell this inventory. Line management responsible for the Bass business has been changed, a decision was made to close the United States mainland manufacturing facilities and the brand was returned to its historic positioning targeted in the moderate price range as a family oriented, 'Americana'-associated casual lifestyle brand. The result of these actions was a non-recurring charge to fiscal 1997 earnings of $54.2 million and a decline in footwear and related products operating income (before such charge) of $17.5 million to $15.4 million. While the Company is disappointed at the outcome of the Bass repositioning effort, the Company believes that its current plans for Bass will allow it to return to its historical levels of sales and profitability.

     The implementation of these strategic initiatives has resulted in the Company taking pre-tax charges of $27.0 million in fiscal 1995 and $132.7 million in fiscal 1997, inclusive of the $54.2 million of Bass related charges. The Company believes that these initiatives have positioned it to achieve significant improvements in sales, operating income and cash flow in its apparel businesses and will position it further to compete cost effectively in the future across all of its business sectors. Furthermore, the Company believes that the initiatives favorably position the Company to accelerate its strategy of building pre-eminent global apparel and footwear brands.

COMPANY'S STRENGTHS

     The key strengths of the Company are as follows:

     o MARKET LEADERSHIP POSITION. The Company maintains a dominant position in men's dress shirts, a leading position in casual footwear and an increasingly important position in the fragmented men's sportswear market. The Company's strong market shares provide it with significant marketing strength relative to its competitors and attractive selling floor space at its department store customers.

     o HIGH BRAND AWARENESS. The Company's five premier brands -- Van Heusen, Bass, Izod, Gant and Geoffrey Beene -- enjoy national recognition in their respective sectors of the market. Brand recognition is critical in the apparel and footwear industries, where strong brand names help define consumer preferences and drive department store floor space allocation.

     o MARKET SEGMENTATION. The Company markets its five premier brands to different segments of the market, appealing to varied demographic sectors and a broad spectrum of consumers. Accordingly, the diversity of the Company's brands is intended to minimize competition among the brands.

     o STRENGTH AND BREADTH OF CUSTOMERS. The Company markets its products to a broad spectrum of customers, including department stores, as well as directly to the consumer in its factory outlet retail stores. The Company's retail business is intended to serve as a complement to its strong branded positions in the wholesale market. The Company's ten largest wholesale customers, accounting for over 60% of the Company's fiscal 1997 sales to wholesale customers, each have been the Company's customers for more than 25 years. No single customer accounted for more than 6% of the Company's total sales in any of the last three years.

     o STRONG LOGISTICS. Timely delivery and product quality are among the most important criteria used by retailers to evaluate suppliers. Because of the Company's relatively large size and vertical integration, it has the capacity to contend successfully with the demands of large retailers. The Company's investment in information technology, use of the Company's EDI system, automated warehousing and distribution operations and global sourcing network facilitate quick response to sales trends and inventory demands, maximizing its inventory flexibility and contributing to its strength in dealing with its large retail customers.

     o WORLDWIDE SOURCING ABILITY. The Company has the capability to source effectively on a world-wide basis as a result of its structure and history in the apparel and footwear industries. The Company employs highly seasoned sourcing specialists for each brand. To support these specialists, the Company maintains a world-wide sourcing network, with offices in various countries, whose responsibilities include technical support, quality control and human rights monitoring. These sourcing specialists provide expertise in sourcing multiple classifications, which results in highly efficient and cost-effective inventory movement. As a result of the Company's sourcing network, the Company has developed strong and stable global relationships over the years.

     o STRONG MANAGEMENT. The Company's management is composed of a loyal team of relatively young and experienced individuals. The average officer of the Company is under 50 and has spent 25 years in the apparel industry, 13 of those years being with the Company. The Company believes that its unique team has the experience and expertise to implement the objectives of the Company.

BUSINESS

  DRESS SHIRTS

     The Company's dress shirts currently are marketed principally under the Van Heusen and Geoffrey Beene brands. These two brands are by far the leaders in men's dress shirts in their respective markets, finishing calendar 1997 with a combined market share in the key United States department store sector of 31%, an increase of five percentage points over the prior year. In addition, the Company markets its dress shirts under the Bass and Etienne Aigner brands, as well as providing private label dress shirts. The Company recently entered into a license agreement pursuant to which it will market men's dress shirts under the DKNY brand beginning with the holiday season in 1998, thereby permitting the Company further to leverage its competencies and resources.

     While the dress shirt sector in the United States has undergone considerable change and some contraction over the last several years, the Company believes that the sector has started to demonstrate stability. Over the last three years, the Company has increased both the level of its sales in dollar terms and its overall market share and the Company believes that the core strength of its brands provides it with a strong foundation for future market development.

     In the past year, the Company made considerable progress not only with respect to the increase in estimated market share, which generated a substantial increase in sales, but also with respect to cost and working capital. With the benefits of the first of the Company's manufacturing and logistics rationalization strategies beginning to be felt, profitability in this core area of the Company's business benefited from approximately $6.0 million of achieved cost savings, and gross margins increased 2.7 percentage points to 24.3% and operating profit more than doubled to $19.6 million. In addition, the Company improved its inventory turn significantly in this sector of its business, reflecting a better logistics function and the strength of its underlying product and appeal to the end consumer.

     Van Heusen dress shirts have provided a strong foundation for the Company for most of its 117-year history and now constitute the best-selling men's dress shirt brand in the United States. The Van Heusen dress shirt is marketed at wholesale in the moderate price range to major department stores and men's specialty stores nationwide, including May Co., JC Penney, Mervyns and Federated. Its primary competitors are 'Arrow' and private label shirts.

     The Company markets Geoffrey Beene men's dress shirts under a license agreement with that designer, which is up for renewal in 2001. Geoffrey Beene dress shirts are the best-selling men's designer dress shirts in the United States. In fiscal 1997, Geoffrey Beene garnered the largest market share of all dress shirt brands in the department store channel of distribution. Geoffrey Beene dress shirts are sold in the upper moderate price range to major department stores and men's specialty stores nationwide, including Federated, May Co., Proffits and Mercantile. Geoffrey Beene dress shirts compete with those of other designers, including 'Perry Ellis' and 'Ralph Lauren Polo'.

     Bass dress shirts are marketed at wholesale to major department stores, including Federated, Mercantile and Dayton-Hudson, and are sold in the upper moderate price range. This is a small but successful example of expanding an existing product line. DKNY dress shirts will be sold in the better price range and targeted to younger and more contemporary customers.

     Private label programs offer the retailer the ability to create its own line of exclusive merchandise and give the retailer control over distribution of the product. Private label represents an opportunistic business which leverages the Company's strong design and sourcing expertise. The Company's customers work with the Company's designers to develop shirts in the styles, sizes and cuts which the customers desire to sell in their stores with their particular store names or private labels. Private label programs offer the consumer quality product and offer the retailer the opportunity to enjoy higher margins and product exclusivity. Private label products, however, do not have the same level of consumer recognition as branded products and private label manufacturers do not generally provide retailers with the same breadth of services and in-store sales and promotional support as branded manufacturers. The Company markets at wholesale men's dress shirts under private labels to major national retail chains and department stores, including JC Penney, Sears, May Co., Target and Federated. The Company believes it is one of the largest marketers of private label dress shirts in the United States.

  SPORTSWEAR

     Several trends have affected the domestic and global apparel business in recent years, including the increase in casual dress in and away from the workplace. The retail dollar volume for men's casual business attire grew 7.3% annually between 1991 and 1997, and the retail dollar volume of women's casual business attire increased 4.9% annually in the same period, in comparison to the retail dollar volume for total tailored apparel, which grew 2.1% annually. In 1997, 65% of the retail dollars spent on casual and tailored apparel was attributed to casual apparel. The Company has sought to capitalize on this trend and sportswear sales now account for 66% of the Company's apparel segment sales. The Company's sportswear products currently are marketed principally under the Van Heusen, Izod, Izod Club, Gant and Geoffrey Beene brands.

     Van Heusen is the best-selling woven sport shirt brand in the United States. Van Heusen apparel also includes knit sport shirts, sweaters and golf apparel. Like Van Heusen branded dress shirts, Van Heusen branded sport shirts and sweaters are marketed at wholesale in the moderate price range to major department stores and men's specialty stores nationwide, including JC Penney, Mervyns, May Co. and Proffits. The Company believes that the main floor classification business in department stores is becoming increasingly important and that there are few important brands in that category. As a result, the Company believes that the success of Van Heusen dress shirts in department stores where it is part of the stores' classification offerings supports its presence in the department stores' sportswear classification offerings and presents a significant opportunity for further development.

     During 1997, the Company's Van Heusen sport shirt product presentation was improved through new packaging, and a modest program to reposition the brand was implemented, all in an effort to improve its share of floor space in better department stores. The Company ascribes the increased sales at wholesale to a combination of retailers' increased focus on the classification sportswear sector and to the success of these programs.

     The product mix targeted for Van Heusen outlet stores is intended to satisfy the key apparel needs of men from dress furnishings to sportswear and of women for sportswear. Van Heusen stores' merchandising strategy is focused on achieving a classic and/or updated traditional look in a range of primarily moderate price points. Target customers represent the broadest spectrum of the American consumer. The Company closed a number of the worst performing Van Heusen retail outlets during fiscal 1997, resulting in a small reduction in sales, but a significant increase in profit margin in its retail operations.

     Izod occupies a major presence in department stores as a main floor lifestyle classification sportswear brand. Izod branded apparel products consist of active inspired men's and women's sportswear, including Izod sweaters (the best-selling men's sweater brand in the United States), knitwear (one of the best-selling basic knit shirts in the United States), slacks, fleecewear and microfiber jackets. These products are marketed in the moderate to upper moderate price range in major department store locations, including May Co., Federated, JC Penney, Mercantile and Belk's.

     The Company continues to upgrade its growing product line from the core of the pique knit shirt and has expanded its wholesale customer base significantly. During fiscal 1997, Izod doubled its wholesale revenues from the previous fiscal year. In spring of 1997, the Company sold its Izod products in more than 1,700 department store locations; by spring 1998, the Company expects to have an Izod presence in approximately 2,300 department store locations. The Company has expanded the Izod brand to include apparel appropriate for the fall and winter seasons, including long-sleeve knit shirts, fleecewear and microfiber jackets.

     The Company's Izod outlet stores market Izod branded men's and women's active-inspired sportswear. Target customers are generally brand loyalists who expect quality and fashion at reasonable prices.

     Izod Club branded golf apparel is marketed to approximately 4,000 golf pro shops and resorts across the United States in the better price range and is ranked as the number one golf brand in that channel of distribution. Products marketed in the Izod Club men's and women's collections include knit shirts, sweaters, bottoms, outerwear, windshirts, headwear and hosiery. Izod Club women's products have been sold at Nordstrom stores since 1997 and since 1998 at Dayton Hudson department stores. Izod Club has developed a professional golf tournament strategy, which was highlighted by its management of the merchandising efforts at the 1997 U.S. Open, USGA Senior's Open, and USGA Women's Open. In addition, four of the top 10 women golf professionals on the LPGA tour wear Izod Club golf apparel, making the Izod Club brand highly visible on the golf course and on televised LPGA events. In 1997, Izod Club was reorganized into Izod and all of Izod Club's operational functions, other than its sales function, were integrated with Izod's operational functions.

     The Gant brand is the Company's only lifestyle collection of men's sportswear that includes woven and knit tops, bottoms and outerwear. For the past decade, Gant has been successfully marketed internationally as an upscale brand (competing head-to-head with 'Polo') through a license to the Company's affiliate, Pyramid Sportswear. Gant's international sales have experienced significant growth annually for the last decade and the international business has developed the critical mass to serve as a fully developed stable business. It is now the largest collection brand in several countries in Europe, and is second only to 'Polo' in most of the other European countries. Gant products are sold in 35 countries throughout Europe, Canada, the Middle East and Asia, including in over 50 Gant retail stores, with 13 additional stores scheduled to be opened in Europe in 1998. The Company receives a royalty on the sales of Gant products by Pyramid Sportswear, and also owns 25% of Pyramid Sportswear with an option to purchase the balance beginning in 2000.

     Commencing in 1997, as a part of the Company's ongoing strategy to build its brands, the Company undertook a series of measures to reposition the Gant brand in the United States as a pre-eminent global sportswear collection. The repositioning of the Gant brand in the United States has encompassed new, expanded and upgraded products and the consolidation of the worldwide design and sourcing functions -- all focused on promoting consistency of product and quality throughout the world. It is a major step forward in creating one image for this global brand. Enhancing this image is the Gant flagship store on Fifth Avenue in New York City which opened on November 20, 1997. Serving as a showcase of Gant products for retail customers and building brand recognition among consumers, the store carries a wide range of Gant brand products at higher quality and better price points. Part of this repositioning has been an increased effort to encourage wholesale customers to present the Gant collection in separate in-store shops. The number of Gant in-store shops more than doubled from 156 in 1995 to 441 in 1997. In 1998, Gant will be offered as a collection in selected Federated stores, including Macy's West.

     The Company's limited number of Gant outlet stores offer fine quality knit and woven shirts, sweaters, pants, shorts, outerwear and accessories for men. The Gant line incorporates several sportswear 'lifestyles'. Included are spectator-active and sportswear products, all of which maintain detailed construction and high quality fabrics.

     The Company's Geoffrey Beene stores offer dress and sport shirts, neckwear, furnishings, outerwear, bottoms and sportswear. Through their product mix, the Geoffrey Beene stores seek to meet the full needs of men's wardrobes (excluding suits) from dress furnishings to sportswear. The merchandising strategy is focused on an upscale, fashion forward consumer who is prepared to purchase apparel in the upper moderate price range. Most Geoffrey Beene stores also offer a full line of women's casual apparel bearing the Geoffrey Beene name, which accounts for more than one-third of the Company's Geoffrey Beene outlet business. The Company offers Geoffrey Beene products in its stores under license agreements which expire in 1999. The Company is negotiating for a renewal of these agreements.

     Geoffrey Beene products are styled to be more fashion-forward than the Company's Van Heusen brand, and the Geoffrey Beene brand name recognition is more geographically focused, versus the broader based familiarity with the Van Heusen, Bass or Izod labels. In recognition of this, the Company has closed a significant number of its Geoffrey Beene retail outlets in parts of the country where brand recognition was not strong, which has resulted in a substantial improvement in store productivity and inventory turn and a significant increase in profitability.

     The Company's extensive resources in both product development and sourcing have permitted it to market successfully private label sport shirts to major retailers, including K-Mart, Wal-Mart, Target, Sears, JC Penney and Lord & Taylor. Private label golf apparel is marketed to traditional department and specialty stores, national retail chains and catalog merchants. The Company also markets private label shirts to companies in service industries, including major airlines and food chains. The Company believes it is one of the largest marketers of private label sport shirts in the United States.

  FOOTWEAR AND RELATED PRODUCTS

     The Company manufactures, procures for sale and markets a broad line of traditional men's, women's and children's casual shoes and related products under the Bass brand in the moderate price range. The Bass brand has a very strong heritage since its formation in 1876 and has been an icon to a wide spectrum of consumers. A number of Bass' trademarks are highly recognized, the most important ones being Weejun and Sunjun. Bass is the leading brand of men's, women's and children's casual shoes at the moderate price range in the United States. Based on the number of pairs sold, Bass branded footwear has a 3.4% share of the upper moderate casual shoe market.

     The Company launched an aggressive repositioning program at Bass during fiscal 1997 intended to capitalize on its broad name recognition and reputation. Based on extensive market research and encouragement from its wholesale customers, the Company implemented significant price increases without, however, the depth of prior marketing and brand image support that such a program requires. The repositioning was not well-executed and did not meet with consumer support. This misstep in execution resulted in a significant build up in inventory at both the wholesale customer and Company-owned retail store levels, as the end-consumer resisted the price changes. The Company elected to correct this inventory build up as expeditiously as possible through inventory markdowns and allowances to wholesale customers, and to restore Bass to its historical price point and image. While the Company continues to believe that the Bass brand is capable of sustaining higher end product pricing and a more upmarket image, the experience in fiscal 1997 has resulted in the determination to undertake any such repositioning in a very gradual and incremental fashion. The Company does not believe that the underlying brand equity built up over 120 years has been weakened.

     Bass' traditional wholesale customers are major department stores and specialty shoe stores throughout the United States, including Federated, May Co., Dillard's, Belk's and Nordstrom. In 1992, Bass began marketing its footwear internationally and is now selling limited amounts of footwear to retailers in Europe, Canada, South America, the Middle East, Africa and Asia.

     Bass' merchandising strategy is focused on achieving an American classic look that emphasizes the Bass style -- the classic and traditional designs Bass has marketed for more than a century -- representing the 'Bass Lifestyle'. All footwear is designed in-house, regardless of source, to maintain tight control of the styling and quality offered by the brand.

     The Company's Bass factory outlet retail stores typically carry an assortment of Bass shoes and accessories for men, women and children, in the moderate price range, as well as complementary products not sold to wholesale customers. Bass sportswear apparel for men, women and children is marketed in approximately 70% of the Company's Bass stores.

  COMPETITION

     The apparel industry is highly competitive due to its fashion orientation, its mix of large and small producers, the flow of domestic and imported merchandise and the wide diversity of retailing methods. The Company's apparel wholesale divisions experience competition in branded, designer and private label products. Some of the larger dress shirt competitors include: Bidermann Industries ('Arrow' brand); Salant Corporation ('Perry Ellis' and 'John Henry' brands); Smart Shirt (private label shirt division of Kellwood); Capital Mercury (private label shirts); and Oxford Industries (private label shirts). The dominance of the Company's dress shirts has increased, in part attributable to the decrease in sales of the 'Arrow' brand of Bidermann Industries. The Geoffrey Beene brand has increased its lead in sales over other dress shirt brands, augmenting its dominance in department stores. Some of the larger sportswear competitors include: Warnaco ('Chaps' brand); Nautica Enterprises ('Nautica' brand); Polo/Ralph Lauren L.P. ('Polo' brand); Ashworth and Tommy Hilfiger.

     The shoe industry is characterized by fragmented competition. Consequently, retailers and consumers have a wide variety of choices regarding brands, style and price. However, over the years, Bass has maintained its important position in the traditional casual footwear market, and few of its competitors have the significant brand recognition of Bass. The Company's primary competitors include Dexter, Rockport, Eastland, Sperry and Sebago. The Company believes, however, that it manufactures a more extensive line of footwear for both genders and children and in a broader price range than any of its competitors.

     Based on the variety of the apparel and footwear marketed by the Company, the various channels of distribution it has developed, its logistics and sourcing expertise, and the strength of the Company's brands, the Company believes it is particularly well-positioned to compete in the apparel and footwear industries.

MERCHANDISE DESIGN AND PRODUCT PROCUREMENT

     Each brand employs its own designers, product line builders and separate merchandise product development groups, creating a structure that focuses on the brand's special qualities and identity. These designers, product line builders and merchants consider consumer taste, fashion trends and the economic environment when creating a product plan for a particular season for their brand. Each brand also employs sourcing specialists who focus on the manufacturing and sourcing needs of the particular brand. In addition, the Company operates a world-wide network providing technical support and quality control to those sourcing specialists. The apparel and footwear merchandise manufactured by the Company, as well as the vast majority of its sourced products, are planned, designed and sourced through the efforts of its various merchandise/product development and sourcing groups.

     The process from initial design to finished product varies greatly, but generally spans nine to 12 months prior to each selling season. Apparel and footwear product lines are developed primarily for two major selling seasons, spring and fall. However, certain of the Company's product lines require more frequent introductions of new merchandise. Raw materials and production commitments are generally made four to 12 months prior to production and quantities are finalized at that time. In addition, sales are monitored regularly at both the retail and wholesale levels and modifications in production can be made both to increase or reduce availability. The Company's substantial efforts in the area of quick response to sales trends (through the expanded use of EDI) enhance its inventory flexibility and reduce production overruns. EDI provides a computer link between the Company and its wholesale customers that enables both the customer and the Company to track sales, inventory and shipments; currently, 65% of the Company's total invoices are handled using EDI. Use of the system also reduces the amount of time it takes a customer to determine its inventory needs and order replenishment merchandise and for the Company to respond to the customer's order.

     Dress shirts are manufactured in the Company's domestic apparel manufacturing facilities in Alabama and Arkansas as well as in Costa Rica, Guatemala and Honduras. However, most of the Company's dress shirts and substantially all of its sportswear are sourced and manufactured to the Company's specifications by independent manufacturers in the Far East, Middle East and Caribbean areas who meet its quality and cost requirements. Footwear is manufactured in the Company's factories located in Puerto Rico and the Dominican Republic. However, approximately 80% of the Company's footwear is sourced to independent manufacturers which meet its quality and cost requirements, principally located in Brazil and the Far East.

     The Company's foreign offices, located principally in Hong Kong, Taiwan, the Philippines, Singapore and throughout Central America, enable the Company to monitor the quality of the goods manufactured by, and the delivery performance of, its suppliers. The Company continually seeks additional suppliers throughout the world for its sourcing needs and places its orders in a manner designed to limit the risk that a disruption of production at any one facility could cause a serious inventory problem. The Company has not experienced significant production delays or difficulties in importing goods. However, from time to time the Company has incurred added costs by shipping goods by air freight in order to meet certain delivery commitments to its customers. The Company's purchases from its suppliers are effected through individual purchase orders specifying the price and quantity of the items to be produced. Generally, the Company does not have any long-term, formal arrangements with any of the suppliers which manufacture its products. The Company believes that it is the largest customer of many of its manufacturing suppliers and that its long-standing relationships with its suppliers provide the Company with a competitive advantage over its competitors. No single supplier is critical to the Company's production needs, and the Company believes that an ample number of alternative suppliers exist should the Company need to secure additional or replacement production capacity.

     The Company purchases raw materials, including shirting fabric, buttons, thread, labels, yarn, piece goods and leather, from domestic and foreign sources based on quality, pricing and availability (including quotas and duties). The Company believes it is one of the largest procurers of shirting fabric worldwide and purchases the majority of its shirting fabric from overseas manufacturers, due, principally, to decreased domestic production. The Company monitors factors affecting textile production and imports and remains flexible in order to exploit advantages in obtaining materials from different suppliers and different geographic regions. Rawhide leather for Bass footwear is procured mainly from domestic suppliers. Bass monitors the leather market and makes purchases on the spot market or through blanket contracts with suppliers as price trends dictate. No single supplier of raw materials is critical to the Company's production needs and the Company believes that an ample number of alternative suppliers exist should the Company need to secure additional or replacement raw materials.

ADVERTISING AND PROMOTION

     The Company has used national advertising to communicate the Company's marketing message since the 1920s. In recent years, the Company focused on cooperative advertising, through which the Company and individual retailers combine their efforts and share the cost of store radio, television and newspaper advertisements and in-store advertising and promotional events featuring the Company's branded products. While the Company believes that this effort has helped create strong brand awareness and a high recognition factor among American consumers, as well as contributed to the overall success of the Company, in fiscal 1997 the Company increased its media marketing activities in an aggressive fashion by also communicating its brand position directly to the American consumer. The Company's advertising expenses increased by $18.4 million to $37.8 million.

     The Company advertises primarily in national print media, including fashion, entertainment/human interest, business, men's, women's and sports magazines. The Company continues its efforts in cooperative advertising, as it believes that brand awareness and in-store positioning is further supplemented by the Company's continuation of such a program.

     In the Company's retail sector, the Company relies upon local outlet mall developers to promote traffic for their centers. Outlet center developers employ multiple formats, including signage (highway billboards, off-highway directional signs, on-site signage and on-site information centers), print advertising (brochures, newspapers and travel magazines), direct marketing (to tour bus companies and travel agents), radio and television, and special promotions.

TRADEMARKS

     The Company has the exclusive right to use the Izod and Gant names in most countries, the Van Heusen name in North, Central and South America as well as the Philippines, and the exclusive worldwide right to use the Bass name for footwear. The Company has registered or applied for registration of numerous other trademarks for use on a variety of items of apparel and footwear and related products and owns many foreign trademark registrations. It presently has pending a number of applications for additional trademark registrations. The Company regards its trademarks and other proprietary rights as valuable assets and believes that they have significant value in the marketing of its products.

LICENSING

     The Company has various agreements under which it licenses the use of its brand names. The Company is licensing the Van Heusen name for apparel products in Canada and in most of the South and Central American countries. In the United States, the Company currently licenses the use of the Van Heusen name for various products that it does not manufacture or source, including boy's apparel, sleepwear, eyeglasses, neckwear and other accessories and is exploring the possibility of licensing the name for use on other products. The Company licenses the use of the Gant name for a complete range of sportswear and footwear in Europe, Australia, New Zealand and the Far East. (During 1995, the Company acquired 25% of the Gant licensee, Pyramid Sportswear, and has an option to purchase the remaining 75% beginning in the year 2000.) The Company also licenses the use of the Gant name for dress furnishings in the United States. The Company licenses the use of the Izod name for infants, toddlers and children's clothing, as well as 'big and tall' apparel, in the United States, and for men's and women's sportswear in Canada.

     The Company plans to continue expanding its worldwide marketing efforts, utilizing licenses and other techniques for all its brands, especially under the Izod and Gant trademarks. A substantial portion of sales by its domestic licensing partners are made to the Company's largest customers. While the Company has significant control over its licensing partners' products and advertising, it relies on its licensing partners for, among other things, operational and financial control over their businesses. In addition, failure by the Company to maintain its existing licensing alliances could adversely affect the Company's financial condition and results of operations. Although the Company believes in most circumstances it could replace existing licensing partners if necessary, its inability to do so for any period of time could adversely affect the Company's revenues both directly from reduced licensing revenue received and indirectly from reduced sales of the Company's other products. To the extent the equity and awareness of each of the Company's brands grows, the Company expects to gain even greater opportunities to build on its licensing efforts.

TARIFFS AND IMPORT RESTRICTIONS

     A substantial portion of the Company's products is manufactured by contractors located outside the United States. These products are imported and are subject to United States Customs laws, which impose tariffs as well as import quota restrictions established by the United States government. However, a significant portion of the Company's apparel products is imported from its Caribbean Basin manufacturing facilities and is therefore eligible for certain duty-advantaged programs commonly known as '807 Programs'. While importation of goods from certain countries from which the Company obtains goods may be subject to embargo by United States Customs authorities if shipments exceed quota limits, the Company closely monitors import quotas and can, in most cases, shift production to contractors located in countries with available quotas. The existence of import quotas has, therefore, not had a material adverse effect on the Company's business.

EMPLOYEES

     As of February 1, 1998, the Company employed approximately 8,450 persons on a full-time basis and approximately 3,400 persons on a part-time basis. Approximately 5% of the Company's 11,850 employees are represented for the purpose of collective bargaining by three different unions. Additional persons, some represented by these three unions, are employed from time to time based upon the Company's manufacturing schedules and retailing seasonal needs. The Company believes that its relations with its employees are satisfactory. As a result of the restructuring and reorganization of the Company's operations over the past three years, the number of the Company's employees will have been reduced by approximately 3,400 persons.

PROPERTIES

     The Company maintains its principal executive offices at 1290 Avenue of the Americas, New York, New York, occupying approximately 80,000 square feet under a sub-lease which expires on December 30, 1998. The Company also maintains administrative offices at 404 Fifth Avenue, New York, New York, where the Company occupies approximately 38,000 square feet under a lease which expires on December 31, 1998; in Bridgewater, New Jersey, where the Company occupies a building of approximately 153,000 square feet under a lease which expires on July 30, 2007; and in Portland, Maine, where the Company occupies a building of approximately 95,000 square feet under a lease which expires on October 1, 2008. The Company expects to move at the end of 1998 or early in 1999 in order to consolidate its offices now located at 1290 Avenue of the Americas and 404 Fifth Avenue, New York, New York and has entered into a lease for approximately 132,400 square feet at 200 Madison Avenue, New York, New York. That lease will expire on May 31, 2014, subject to certain renewal options. The following tables summarize the other manufacturing facilities, warehouses and distribution centers, administrative offices and retail stores of the Company as of February 1, 1998:

                                    Apparel

                                                                                              SQUARE FEET OF
                                                                                           FLOOR SPACE (000'S)
                                                                                         ------------------------
                                                                                         OWNED    LEASED    TOTAL
                                                                                         -----    ------    -----
Manufacturing Facilities..............................................................    239       127       366
Warehouses and Distribution Centers...................................................   1,770      146     1,916
Administrative........................................................................     16       311       327
Retail Stores.........................................................................      6     1,759     1,765
                                                                                         -----    ------    -----
                                                                                         2,031    2,343     4,374
                                                                                         -----    ------    -----
                                                                                         -----    ------    -----

                         Footwear and Related Products

                                                                                         OWNED    LEASED    TOTAL
                                                                                         -----    ------    -----
Manufacturing Facilities..............................................................    274       151       425
Warehouses and Distribution Centers...................................................    209        57       266
Administrative........................................................................     20       115       135
Retail Stores.........................................................................      8     1,381     1,389
                                                                                         -----    ------    -----
                                                                                          511     1,704     2,215
                                                                                         -----    ------    -----
                                                                                         -----    ------    -----

     For information with respect to minimum annual rental commitments under leases in which the Company is a lessee, see the note entitled 'Leases' in the Notes to Consolidated Financial Statements.

                                   MANAGEMENT

     The following table sets forth information with respect to the officers of the Company:

NAME                                           POSITION                                             AGE
----                                           --------                                             ---
Bruce J. Klatsky.............................  Chairman and Chief Executive Officer; Director         49
Mark Weber...................................  President and Chief Operating Officer; Director        49
Irwin W. Winter..............................  Executive Vice President and Chief Financial           64
                                                 Officer; Director
Allen E. Sirkin..............................  Vice Chairman                                          55
Michael J. Blitzer...........................  Vice Chairman                                          48
Mitchell Kates...............................  Senior Vice President -- Marketing and Strategic       43
                                                 Development
Emanuel Chirico..............................  Vice President and Controller                          40
Pamela N. Hootkin............................  Vice President, Treasurer and Secretary                50
Eugene O. Kessler............................  Vice President -- Human Resources                      55

     Mr. Bruce J. Klatsky has been employed by the Company in various capacities over the last 26 years, and was President of the Company from 1987 to March 1998. Mr. Klatsky was named Chief Executive Officer in June of 1993 and Chairman of the Board of Directors in June of 1994.

     Mr. Mark Weber has been employed by the Company in various capacities over the last 26 years, had been a Vice President of the Company since 1988, was Vice Chairman of the Company since 1995 and was named President and Chief Operating Officer in 1998.

     Mr. Irwin W. Winter joined the Company in 1987 as Vice President, Finance and Chief Financial Officer and has over 30 years of experience in the apparel industry.

     Mr. Allen E. Sirkin has been employed by the Company since 1985. He served as Chairman of the Company's Apparel Group since 1990 and was named Vice Chairman of the Company in 1995.

     Mr. Michael J. Blitzer has been employed by the Company since 1980. In 1998, Mr. Blitzer was named Vice Chairman and Chairman of G.H. Bass & Co. Prior to that, Mr. Blitzer served as Senior Vice President of the Company since 1995 and President of the Company's Van Heusen retail operations since 1990.

     Mr. Mitchell Kates joined the Company in 1998 as Senior Vice
President -- Marketing and Strategic Development. Prior to that, Mr. Kates served as a consultant with Monitor Company, a management consulting firm.

     Mr. Emanuel Chirico has been employed by the Company as Vice President and Controller since 1993. Prior to that, Mr. Chirico was a partner with the accounting firm of Ernst and Young LLP.

     Ms. Pamela N. Hootkin has been employed by the Company as Vice President, Treasurer and Secretary since 1988. Prior to that, Ms. Hootkin was the Chief Financial Officer of Yves Saint Laurent Parfums, Inc.

     Mr. Eugene O. Kessler has been employed by the Company in various capacities since 1981. In 1988, Mr. Kessler was named Vice President -- Human Resources.

     The following table lists the non-employee directors of the Company:

NAME                                           PRINCIPAL OCCUPATION                                 AGE
----                                           --------------------                                 ---
Edward H. Cohen..............................  Senior Partner of Rosenman & Colin LLP, a law firm     59
Joseph B. Fuller.............................  Director of Monitor Company, a management              41
                                                 consulting firm
Joel H. Goldberg.............................  President of Career Consultants, Inc., a               54
                                                 management consulting firm
Marc Grosman.................................  Founder and Chief Executive Officer of Marc            46
                                                 Laurent SA, the owner of a chain of European
                                                 apparel stores which trade under the name CELIO
Dennis F. Hightower..........................  Professor of Management, Harvard University,           56
                                                 Graduate School of Business Administration
Maria Elena Lagomasino.......................  Senior Vice President of The Chase Manhattan Bank      49
Harry N.S. Lee...............................  Director of TAL Apparel Limited, an apparel            55
                                                 manufacturer and exporter based in Hong Kong
Bruce Maggin.................................  Principal of The H.A.M. Media Group, LLC, a media      55
                                                 investment company
Sylvia M. Rhone..............................  Chairman and Chief Executive Officer of the            46
                                                 Elektra Entertainment Group of Time-Warner Inc.
Peter J. Solomon.............................  Chairman of Peter J. Solomon Company, Ltd., an         59
                                                 investment banking firm

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information as of May 3, 1998 (unless otherwise noted) with respect to each person who is known to the Company to be the beneficial owner of more than five percent of the outstanding shares of the Company's common stock, par value $1.00 per share (the 'Common Stock').

                                                                                             AMOUNT
NAME AND ADDRESS OF                                                                       BENEFICIALLY    PERCENT OF
BENEFICIAL OWNER                                                                             OWNED          CLASS
-------------------                                                                       ------------    ----------
The Crabbe Huson Group, Inc.(1) .......................................................      4,844,300       17.9%
  121 SW Morrison
  Suite 1400
  Portland, Oregon 97204

Vaneton International, Inc.(2) ........................................................      2,860,001       10.5
  P.O. Box 3340
  Road Town
  Tortola, British Virgin Islands

Mellon Bank Corporation(3) ............................................................      1,796,453        6.6
  One Mellon Bank Center
  Pittsburgh, Pennsylvania 15258

Phillips-Van Heusen Corporation Investment Committee ..................................      1,398,044        5.1
  1290 Avenue of the Americas
  New York, New York 10104

------------------
(1) The Crabbe Huson Group, Inc. ('CHG') is a registered investment advisor which, as of February 2, 1998, shares voting and dispositive power with approximately 60 investors for whom it serves as investment advisor with respect to the 4,844,300 shares of Common Stock owned by such investors. CHG disclaims beneficial ownership of all shares owned by such investors. Information as to the shares of Common Stock owned by CHG is as set forth in a Schedule 13G filed with the Commission.

(2) Dr. Richard Lee, 6/F TAL Building, 49 Austin Road, Kowloon, Hong Kong, may be deemed to beneficially own the 2,860,001 shares of Common Stock owned of record by Vaneton International, Inc. Dr. Richard Lee and Vaneton International, Inc. have shared voting and dispositive power over such shares. Information as to the shares of Common Stock beneficially owned by Vaneton International, Inc. and Dr. Richard Lee is as of March 5, 1998 and as set forth in information filed with the Company.

(3) Mellon Bank Corporation ('MBC') is the parent company of Boston Group Holdings, Inc. ('BGH') which is the parent company of The Boston Company, Inc. ('TBC'). Each of BGH and TBC may be deemed to be the beneficial owner of 1,427,155 shares of Common Stock (5.3% of the class). Each of MBC, BGH and TBC has disclaimed beneficial ownership of such shares. Information as to the shares of Common Stock beneficially owned by MBC, BGH and TBC is as of January 23, 1998 and as set forth in a Schedule 13G filed with the Commission.

(4) Includes all shares held by Wachovia Bank, N.A. as trustee under the Master Trust Agreement relating to the Company's Associates Investment Plan and its Associates Investment Plan for Associates in Puerto Rico. Wachovia Bank, N.A. does not have dispositive power as to the shares of Common Stock beneficially owned by it.

                           DESCRIPTION OF SENIOR DEBT

     CREDIT FACILITY. The Company and The Chase Manhattan Bank ('Chase') and Citicorp USA, Inc. ('Citicorp') and a syndicate of lenders have entered into a senior secured revolving credit facility agreement, which provides for loans in the aggregate principal amount of $325.0 million (the 'Credit Facility'). In connection with such financing, Chase acts as administrative agent and collateral agent and Citicorp acts as documentation agent.

     Borrowings under the Credit Facility bear interest, at the Company's option, (a) at a rate equal to Adjusted LIBOR plus 1.25% per annum or (b) the Alternate Base Rate (as defined therein) plus 0.25% per annum. The spread over Adjusted LIBOR or the Alternate Base Rate is subject to change depending on certain performance measures.

     The Credit Facility has a term of five years and is fully revolving until final maturity. The Credit Facility is secured by all of the stock of certain of the Company's present and future subsidiaries (which pledge, in the case of foreign subsidiaries, is limited to 65% of the voting stock of each directly owned foreign subsidiary to the extent the pledge of any greater percentage would result in adverse tax consequences to the Company) and by substantially all of the other present and future domestic property and assets of the Company and its domestic subsidiaries.

     The Credit Facility contains certain financial covenants, including, but not limited to, covenants related to interest coverage, a leverage test and a limitation on capital expenditures. In addition, the Credit Facility contains other affirmative and negative covenants relating to (among other things) liens, limitations on other debt, transactions with affiliates, mergers and acquisitions, sales of assets, leases, restricted junior payments, capital expenditures, guarantees and investments. The Credit Facility contains customary events of default, including certain changes in control of the Company.

     2023 DEBENTURES. The 2023 Debentures rank pari passu in right of payment with the Credit Facility and rank senior in right of payment to the Notes. The 2023 Debentures will be secured pari passu with the Credit Facility by all of the stock of certain of the Company's present and future subsidiaries (which pledge, in the case of foreign subsidiaries, shall be limited to 65% of the voting stock of each directly owned foreign subsidiary to the extent the pledge of any greater percentage would result in adverse tax consequences to the Company) and by substantially all of the other present and future domestic property and assets of the Company and its domestic subsidiaries.

                         DESCRIPTION OF EXCHANGE NOTES

     The Initial Notes have been, and the Exchange Notes are to be, issued under the Indenture, dated as of April 22, 1998 between the Company and Union Bank of California, N.A., as trustee (the 'Trustee'). The statements under this caption relating to the Notes and the Indenture are summaries and do not purport to be complete, and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indenture, including the definitions of certain terms therein. The Indenture is by its terms subject to and governed by the Trust Indenture Act of 1939. Unless otherwise indicated, references under this caption to sections, 'Section' or articles are references to the Indenture. Where reference is made to particular provisions of the Indenture or to defined terms not otherwise defined herein, such provisions or defined terms are incorporated herein by reference. Copies of the Indenture and of the Registration Rights Agreement referred to below (see '-- Registration
Covenant -- Exchange Offer' below) will be available at the corporate trust office of the Trustee.

GENERAL

     The Exchange Notes will be unsecured obligations of the Company, will be limited to $150 million aggregate principal amount and will mature on May 1, 2008. The Exchange Notes will bear interest at the rate per annum shown on the front cover of this Prospectus from April 22, 1998 or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semi-annually on May 1 and November 1 of each year, commencing November 1, 1998, to the Person in whose name the Exchange Note (or any predecessor Note) is registered at the close of business on the preceding April 15 or October 15, as the case may be. Settlement for the Exchange Notes will be made in immediately available funds and payments by the Company in respect of the Exchange Notes (including principal, premium, if any, and interest) will be made in immediately available funds. Interest on the Exchange Notes will be computed on the basis of a 360-day year comprised of twelve 30-day months. (SectionSection 301, 308 and
311)

     Principal of, premium, if any, and interest on the Exchange Notes will be payable, and the Exchange Notes may be exchanged or transferred, at the office or agency of the Company in San Francisco, California (which initially shall be the corporate trust office of the Trustee, at Union Bank of California, N.A., 475 Sansome Street - 12th Floor, San Francisco California 94111; telephone (415) 296-6757, except that, at the option of the Company, payment of interest may be made by check mailed to the address of the holders as such address appears in the Exchange Note register).

     The Exchange Notes will be issued only in fully registered form, without coupons, in denominations of $1,000 and any integral multiple of $1,000. No service charge shall be made for any registration of transfer or exchange of Exchange Notes, but the Company may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith.

FORM, DENOMINATION, TRANSFER, EXCHANGE AND BOOK-ENTRY PROCEDURES

     The Exchange Notes will be issued only in fully registered form, without interest coupons, in denominations of $1,000 and integral multiples thereof. The Exchange Notes will not be issued in bearer form.

     Global Exchange Notes. The Exchange Notes initially will be represented by one or more Notes in registered global form without interest coupons (collectively, the 'Global Exchange Note'). A Global Exchange Note will be deposited upon issuance with the Trustee as custodian for The Depository Trust Company ('DTC'), in New York, New York and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below.

     Transfers of beneficial interests in a Global Exchange Note will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and CEDEL), which may change from time to time.

     Except as set forth below, a Global Exchange Note may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in a

Exchange Note may not be exchanged for Exchange Notes in certificated form except in the limited circumstances described below under '-- Exchanges of Book-Entry Notes for Certificated Notes'.

     Holders whose Initial Notes were issued in registered certificated form without interest coupons (the 'Certificated Initial Notes') are entitled to receive Exchange Notes in registered certificated form without interest coupons (the 'Certificated Exchange Notes') instead of a beneficial interest in a Global Exchange Note. Holders tendering Certificated Initial Notes who wish to receive an interest in the Global Exchange Note may elect to do so by so indicating in the Letter of Transmittal.

     EXCHANGES OF BOOK-ENTRY NOTES FOR CERTIFICATED NOTES. A beneficial interest in a Global Exchange Note may not be exchanged for an Exchange Note in certificated form unless (i) DTC (x) notifies the Company that it is unwilling or unable to continue as Depositary for the Global Exchange Note or (y) has ceased to be a clearing agency registered under the Exchange Act, and in either case the Company thereupon fails to appoint a successor Depositary within 90 days, (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of the Exchange Notes in certificated form or (iii) there shall have occurred and be continuing an Event of Default or any Event which after notice or lapse of time or both would be an Event of Default with respect to the Exchange Notes. In all cases, certificated Exchange Notes delivered in exchange for any Global Exchange Note or beneficial interests therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of the Depositary (in accordance with its customary procedures). Any such exchange will be effected through the DWAC system, and an appropriate adjustment will be made in the records of the Security Registrar to reflect a decrease in the principal amount of the relevant Global Exchange Note.

     CERTAIN BOOK-ENTRY PROCEDURES. The descriptions of the operations and procedures of DTC, Euroclear and CEDEL that follow are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them from time to time. The Company takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

     DTC has advised the Company as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a 'clearing corporation' within the meaning of the Uniform Commercial Code and a 'Clearing Agency' registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants ('participants') and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical transfer and delivery of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Indirect access to the DTC system is available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ('indirect participants').

     DTC has advised the Company that its current practice, upon the issuance of a Global Exchange Note, is to credit, on its internal system, the respective principal amount of the individual beneficial interests represented by such Global Exchange Note to the accounts with DTC of the participants through which such interests are to be held. Ownership of beneficial interests in a Global Exchange Note will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominees (with respect to interests of participants) and the records of participants and indirect participants (with respect to interests of persons other than participants).

     AS LONG AS DTC, OR ITS NOMINEE, IS THE REGISTERED HOLDER OF A GLOBAL EXCHANGE NOTE, DTC OR SUCH NOMINEE, AS THE CASE MAY BE, WILL BE CONSIDERED THE SOLE OWNER AND HOLDER OF THE EXCHANGE NOTES REPRESENTED BY SUCH GLOBAL EXCHANGE NOTE FOR ALL PURPOSES UNDER THE INDENTURE AND THE EXCHANGE NOTES. Except in the limited circumstances described above under '-- Exchanges of Book-Entry Exchange Notes for Certificated Notes', owners of beneficial interests in a Global Exchange Note will not be entitled to have any portions of such Global Exchange Note registered in their names, will not receive or be entitled to receive physical delivery of Exchange Notes in definitive form and will not be considered the owners or Holders of the Global Exchange Note (or any Exchange Note represented thereby) under the Indenture or the Exchange Notes.

     Investors may hold their interests in a Global Exchange Note directly through DTC, if they are participants in such system, or indirectly through organizations (including Euroclear and CEDEL) which are participants in such system. Investors also may hold their interests in a Global Exchange Note through organizations other than CEDEL and Euroclear that are participants in the DTC system. CEDEL and Euroclear will hold interests in any Global Exchange Note on behalf of their participants through customers' securities accounts in their respective names on the books of their respective depositories. The depositories, in turn, will hold such interests in such Global Exchange Notes in customers' securities accounts in the depositories' names on the books of DTC. All interest in a Global Exchange Note, including those held through Euroclear or CEDEL, will be subject to the procedures and requirements of DTC. Those interests held through Euroclear or CEDEL will also be subject to the procedures and requirements of such system.

     The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Exchange Note to such persons may be limited to that extent. Because DTC can act only on behalf of its participants, which in turn act on behalf of indirect participants and certain banks, the ability of a person having beneficial interests in a Global Exchange Note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

     Payments of the principal of, premium, if any, and interest on, Global Exchange Notes will be made to DTC or its nominee as the registered owner thereof. Neither the Company, the Trustee nor any of their respective agents will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Exchange Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company expects that DTC or its nominee, upon receipt of any payment of principal or interest in respect of a Global Exchange Note representing any Exchange Notes held by it or its nominee, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Exchange Note for such Exchange Notes as shown on the records of DTC or its nominee. The Company also expects that payments by participants to owners of beneficial interests in such Global Exchange Note held through such participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers registered in 'street name'. Such payment will be the responsibility of such participants.

     Except for trades involving only Euroclear and CEDEL participants, interests in the Global Exchange Note will trade in DTC's settlement system and secondary market trading activity in such interests will therefore settle in immediately available funds, subject in all cases to the rules and procedures of DTC and its participants. Transfers between participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds. Transfers between participants in Euroclear and CEDEL will be effected in the ordinary way in accordance with their respective rules and operating procedures.

     Subject to compliance with the transfer and exchange applicable to the Exchange Notes described elsewhere herein, cross-market transfers between DTC participants, on the one hand, and Euroclear or CEDEL participants, on the other hand, will be effected by DTC in accordance with DTC's rules on behalf of Euroclear or CEDEL, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or CEDEL, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or CEDEL, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depository to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global

Exchange Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and CEDEL participants may not deliver instructions directly to the depositories for Euroclear or CEDEL.

     Because of time zone differences, the securities account of a Euroclear or CEDEL participant purchasing an interest in a Global Exchange Note from a DTC participant will be credited, and any such crediting will be reported to the relevant Euroclear or CEDEL participant, during the securities settlement processing day (which must be a business day for Euroclear and CEDEL) immediately following the DTC settlement date. Cash received in Euroclear or CEDEL as a result of sales of interests in a Global Exchange Note by or through a Euroclear or CEDEL participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Euroclear or CEDEL cash account only as of the business day for Euroclear or CEDEL following the DTC settlement date.

     DTC has advised the Company that it will take any action permitted to be taken by a holder of Exchange Notes (including the presentation of Exchange Notes for exchange as described below and the conversion of Exchange Notes) only at the direction of one or more participants to whose account the DTC interests in the Global Exchange Notes are credited and only in respect of such portion of the aggregate principal amount of the Exchange Notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default (as defined below) under the Exchange Notes, the Global Notes will be exchanged for Exchange Notes in certificated form, and distributed to DTC's participants.

     Although DTC, Euroclear and CEDEL have agreed to the foregoing procedures in order to facilitate transfers of beneficial ownership interests in the Global Exchange Notes among participants of DTC, Euroclear and CEDEL, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of the Company, the Trustee nor any of their respective agents will have any responsibility for the performance by DTC, Euroclear and CEDEL, their participants or indirect participants of their respective obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of, beneficial ownership interests in Global Exchange Notes.

OPTIONAL REDEMPTION

     The Exchange Notes will be subject to redemption, at the option of the Company, in whole or in part, at any time on or after May 1, 2003 and prior to maturity, upon not less than 30 nor more than 60 days' notice mailed to each holder of Exchange Notes to be redeemed at such holder's address appearing in the Note Register, in amounts of $1,000 or an integral multiple of $1,000, at the following Redemption Prices (expressed as percentages of the principal amount) plus accrued interest to but excluding the Redemption Date (subject to the right of Holders of record on the relevant Regular Record Date to receive interest due on an Interest Payment Date that is on or prior to the Redemption
Date), if redeemed during the 12-month period beginning May 1 of the years indicated:

                                                               REDEMPTION
YEAR                                                             PRICE
----                                                           ----------
2003........................................................     104.750%
2004........................................................     103.167%
2005........................................................     101.583%
2006 and thereafter.........................................     100.000%

(Sections 203, 1101, 1105 and 1107)

     In addition, if on or before May 1, 2001 the Company receives net proceeds from the sale of its Common Stock in one or more Public Equity Offerings, the Company may, at its option, use an amount equal to all or a portion of any such net proceeds to redeem Exchange Notes in an aggregate principal amount of up to one-third of the original principal amount of the Exchange Notes, provided, however, that Exchange Notes having a principal amount equal to at least two-thirds of the original principal amount of the Exchange Notes remain outstanding after such redemption. Such redemption must occur on a Redemption Date within 90 days of such sale and upon not less than 30 nor more than 60 days' notice mailed to each holder of Exchange Notes to be redeemed at such holder's address appearing in the Note Register, in amounts of $1,000 or an integral multiple of $1,000, at a redemption price of 109.50% of the principal amount of the Exchange Notes plus accrued interest to but excluding the Redemption Date (subject to the right of holders of record on the relevant Regular Record Date to receive interest due on an Interest Payment Date that is on or prior to the Redemption Date).

     If less than all the Exchange Notes are to be redeemed, the Trustee shall select, in such manner as it shall deem fair and appropriate, the particular Exchange Notes to be redeemed or any portion thereof that is an integral multiple of $1,000. (Section 1101)

     The Exchange Notes will not have the benefit of any sinking fund.

SUBORDINATION

     The indebtedness evidenced by the Exchange Notes will, to the extent set forth in the Indenture, be subordinate in right of payment to the prior payment in full in cash of all Senior Debt. Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding-up, reorganization, assignment for the benefit of creditors or marshaling of assets of the Company, whether voluntary or involuntary, or any bankruptcy, insolvency, receivership or similar proceedings of the Company, the holders of all Senior Debt will first be entitled to receive payment in full in cash of such Senior Debt, or provision made for such payment, before the holders of the Exchange Notes will be entitled to receive any payment in respect of the principal of or premium, if any, or interest on, or any obligation to repurchase, the Exchange Notes. In the event that notwithstanding the foregoing, the Trustee or the holder of any Exchange Note receives any payment or distribution of assets of the Company of any kind or character (including any such payment or distribution which may be payable or deliverable by reason of the payment of any other indebtedness of the Company being subordinated to the payment of the Exchange Notes), before all the Senior Debt is so paid in full, then such payment or distribution will be required to be paid over or delivered forthwith to the trustee in bankruptcy or other person making payment or distribution of assets of the Company for application to the payment of all Senior Debt remaining unpaid, to the extent necessary to pay the Senior Debt in full.

     No payments on account of principal of, premium, if any, or interest on, or in respect of the purchase, redemption or other acquisition of, the Exchange Notes, and no defeasance of the Exchange Notes, may be made if there shall have occurred and be continuing a Senior Payment Default. 'Senior Payment Default' means any default in the payment of any principal of or premium, if any, or interest on Designated Senior Debt when due, whether at the stated maturity of any such payment or by declaration of acceleration, call for redemption or otherwise.

     Upon the occurrence of a Senior Nonmonetary Default and receipt of written notice by the Company and the Trustee of the occurrence of such Senior Nonmonetary Default from any holder of Designated Senior Debt (or any trustee, agent or other representative for such holder) which is the subject of such Senior Nonmonetary Default, no payments on account of principal of, premium, if any, or interest on, or in respect of the purchase, redemption or other acquisition of, the Exchange Notes, and no defeasance of the Exchange Notes, may be made for a period (the 'Payment Blockage Period') commencing on the date of the receipt of such notice and ending the earlier of (i) the date on which such Senior Nonmonetary Default shall have been cured or waived or ceased to exist or all Designated Senior Debt the subject of such Senior Nonmonetary Default shall have been discharged and (ii) the 179th day after the date of the receipt of such notice. In any event, no more than one Payment Blockage Period may be commenced during any 360-day period, and there shall be a period of at least 181 days during each 360-day period when no Payment Blockage Period is in effect. In addition, no Senior Nonmonetary Default that existed or was continuing on the date of the commencement of a Payment Blockage Period may be made the basis of the commencement of a subsequent Payment Blockage Period whether or not within a period of 360 consecutive days, unless such Senior Nonmonetary Default shall have been cured for a period of not less than 90 consecutive days. 'Senior Nonmonetary Default' means the occurrence or existence and continuance of an event of default with respect to Senior Debt, other than a Senior Payment Default, permitting the holders of the Designated Senior Debt (or a trustee

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or other agent on behalf of the holders thereof) then to declare such Designated
Senior Debt due and payable prior to the date on which it would otherwise become due and payable.

     The failure to make any payment on the Exchange Notes by reason of the provisions of the Indenture described under this caption 'Subordination' will not be construed as preventing the occurrence of an Event of Default with respect to the Exchange Notes arising from any such failure to make payment. Upon termination of any period of payment blockage the Company shall resume making any and all required payments in respect of the Exchange Notes, including any missed payments.

     'Senior Debt' means (i) the principal of (and premium, if any) and interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company whether or not such claim for post-petition interest is allowed in such proceeding) on, and penalties and any obligation of the Company for reimbursement, indemnities, fees and expenses relating to, the Credit Facility, (ii) every reimbursement obligation of the Company with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of the Company, (iii) the principal of (and premium, if any) and interest on Debt of the Company for money borrowed, whether Incurred on or prior to the date of original issuance of the Initial Notes or thereafter, and any amendments, renewals, extensions, modifications, refinancings and refundings of any such Debt and (iv) Permitted Interest Rate, Currency or Commodity Price Agreements entered into with respect to Debt described in clauses (i), (ii) and (iii) above; provided, however, that the following shall not constitute Senior Debt: (1) any Debt as to which the terms of the instrument creating or evidencing the same provide that such Debt is not superior in right of payment to the Exchange Notes, (2) any Debt which is subordinated in right of payment in any respect to any other Debt of the Company, (3) Debt evidenced by the Exchange Notes, (4) any Debt owed to a Person when such Person is a Subsidiary of the Company, (5) any obligation of the Company arising from Redeemable Stock of the Company, (6) that portion of any Debt which is Incurred in violation of the Indenture and (7) Debt which, when Incurred and without respect to any election under Section 1111(b) of Title 11, United States Code, is without recourse to the Company. If any Senior Debt is disallowed, avoided or subordinated pursuant to the provisions of Section 548 of Title 11, United States Code, or any applicable state fraudulent conveyance law, such Senior Debt nevertheless will constitute Senior Debt.

     By reason of such subordination, in the event of insolvency, creditors of the Company who are not holders of Senior Debt or of the Exchange Notes may recover less, ratably, than holders of Senior Debt and more, ratably, than holders of the Exchange Notes.

     The subordination provisions described above will not be applicable to payments in respect of the Exchange Notes from a defeasance trust established in connection with any defeasance or covenant defeasance of the Exchange Notes as described under '-- Defeasance'. (Article Thirteen)

COVENANTS

     The Indenture contains, among others, the following covenants:

  LIMITATION ON CONSOLIDATED DEBT

     The Company may not, and may not permit any Restricted Subsidiary of the Company to, Incur any Debt unless immediately after giving pro forma effect to the Incurrence of such Debt and the receipt and application of the proceeds thereof, the Consolidated Cash Flow Coverage Ratio of the Company would be greater than 2.0 to 1, for any Incurrence of Debt prior to May 1, 2001, and 2.5 to 1 for any Incurrence of Debt thereafter.

     Notwithstanding the foregoing limitation, the Company may, and may permit any Restricted Subsidiary to, Incur the following Debt:

          (i) Debt under the Credit Facility in an aggregate principal amount at any one time not to exceed $325.0 million, less any amounts by which any revolving credit facility commitments under the Credit Facility are permanently reduced pursuant to the 'Limitation on Asset Dispositions' covenant below (so long as and to the extent that any required payments in connection therewith are actually made);

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

          (ii) the original issuance by the Company of the Debt evidenced by the Notes (including any Exchange Notes);

          (iii) Debt (other than Debt described in another clause of this paragraph) outstanding or committed on the date of original issuance of the Notes after giving effect to the application of the proceeds of the Exchange Notes, as described in a schedule to the Indenture;

          (iv) Debt owed by the Company to any Wholly Owned Restricted Subsidiary of the Company or Debt owed by a Restricted Subsidiary of the Company to the Company or a Wholly Owned Restricted Subsidiary of the Company; provided, however, that upon either (A) the transfer or other disposition by such Wholly Owned Restricted Subsidiary or the Company of any Debt so permitted to a Person other than the Company or another Wholly Owned Restricted Subsidiary of the Company or (B) the issuance (other than directors' qualifying shares), sale, lease, transfer or other disposition of shares of Capital Stock (including by consolidation or merger) of such Wholly Owned Restricted Subsidiary to a Person other than the Company or another such Wholly Owned Restricted Subsidiary, the provisions of this clause (iv) shall no longer be applicable to such Debt and such Debt shall be deemed to have been Incurred at the time of such transfer or other disposition;

          (v) Debt consisting of Permitted Interest Rate, Currency or Commodity Price Agreements;

          (vi) Debt which is exchanged for or the proceeds of which are used to refinance or refund, or any extension or renewal of, outstanding Debt Incurred pursuant to the first paragraph under this caption or clauses (ii) or (iii) of this paragraph (each of the foregoing, a 'refinancing') in an aggregate principal amount not to exceed the principal amount of the Debt so refinanced plus the amount of any premium required to be paid in connection with such refinancing pursuant to the terms of the Debt so refinanced or the amount of any premium reasonably determined by the Company as necessary to accomplish such refinancing by means of a tender offer or privately negotiated repurchase, plus the expenses of the Company or the Restricted Subsidiary, as the case may be, incurred in connection with such refinancing; provided, however, that (A) Debt the proceeds of which are used to refinance the Exchange Notes or Debt which is pari passu with or subordinate in right of payment to the Exchange Notes shall only be permitted if (x) in the case of any refinancing of the Exchange Notes or Debt which is pari passu to the Exchange Notes, the refinancing Debt is made pari passu to the Exchange Notes or subordinated to the Exchange Notes, and (y) in the case of any refinancing of Debt which is subordinated to the Exchange Notes, the refinancing Debt constitutes Subordinated Debt;
     (B) the refinancing Debt by its terms, or by the terms of any agreement or instrument pursuant to which such Debt is issued, (1) does not provide for payments of principal of such Debt at the stated maturity thereof or by way of a sinking fund applicable thereto or by way of any mandatory redemption, defeasance, retirement or repurchase thereof (including any redemption, defeasance, retirement or repurchase which is contingent upon events or circumstances, but excluding any retirement required by virtue of acceleration of such Debt upon any event of default thereunder), in each case prior to the stated maturity of the Debt being refinanced and (2) does not permit redemption or other retirement (including pursuant to an offer to purchase) of such debt at the option of the holder thereof prior to the final stated maturity of the Debt being refinanced), other than a redemption or other retirement at the option of the holder of such Debt (including pursuant to an offer to purchase) which is conditioned upon provisions substantially similar to those described under '-- Change of Control' and '-- Limitation on Asset Dispositions'; and (C) in the case of any refinancing of Debt Incurred by the Company, the refinancing Debt may be Incurred only by the Company, and in the case of any refinancing of Debt Incurred by a Restricted Subsidiary, the refinancing Debt may be Incurred only by such Restricted Subsidiary; provided, further, that Debt Incurred pursuant to this clause (vi) may not be Incurred more than 45 days prior to the application of the proceeds to repay the Debt to be refinanced; and

          (vii) Debt not otherwise permitted to be Incurred pursuant to clauses
     (i) through (vi) above, which, together with any other outstanding Debt Incurred pursuant to this clause (vii), has an aggregate principal amount not in excess of $50 million at any time outstanding. (Section 1008)

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

  LIMITATION ON SENIOR SUBORDINATED DEBT

     The Company may not Incur any Debt which by its terms is both (i) subordinated in right of payment to any Senior Debt and (ii) senior in right of payment to the Exchange Notes. (Section 1009)

  LIMITATION ON ISSUANCE OF GUARANTEES OF SUBORDINATED DEBT

     The Company may not permit any Restricted Subsidiary, directly or indirectly, to assume, guarantee or in any other manner become liable with respect to any Debt of the Company that by its terms is pari passu or junior in right of payment to the Exchange Notes. (Section 1010)

  LIMITATION ON LIENS

     The Company may not, and may not permit any Restricted Subsidiary to, create, incur, assume or suffer to exist any Lien on or with respect to any property or assets of the Company or any such Restricted Subsidiary now owned or hereafter acquired to secure Debt which is pari passu with or subordinated in right of payment to the Exchange Notes without making, or causing such Restricted Subsidiary to make, effective provision for securing the Exchange Notes (and, if the Company shall so determine, any other Debt of the Company which is not subordinate to the Exchange Notes or of such Restricted Subsidiary)
(x) equally and ratably with such Debt as to such property or assets for so long as such Debt shall be so secured or (y) in the event such Debt is Debt of the Company which is subordinate in right of payment to the Exchange Notes, prior to such Debt as to such property for so long as such Debt will be so secured. The foregoing restrictions shall not apply to Liens in respect of Debt existing at the date of the Indenture or to: (i) Liens securing only the Exchange Notes;
(ii) Liens in favor of the Company or a Wholly Owned Restricted Subsidiary; or
(iii) Liens to secure Debt incurred to extend, renew, refinance or refund (or successive extensions, renewals, refinancings or refundings), in whole or in part, any Debt secured by Liens referred to in the foregoing clause (i) so long as such Lien does not extend to any other property and the principal amount of Debt so secured is not increased except as otherwise permitted under Clause (vi) of the 'Limitation on Consolidated Debt'. (Section 1011)

  LIMITATION ON RESTRICTED PAYMENTS

     The Company (i) may not, directly or indirectly, declare or pay any dividend or make any distribution (including any payment in connection with any merger or consolidation derived from assets of the Company or any Restricted Subsidiary) in respect of its Capital Stock or to the holders thereof, excluding any dividends or distributions by the Company payable solely in shares of its Capital Stock (other than Redeemable Stock) or in options, warrants or other rights to acquire its Capital Stock (other than Redeemable Stock), (ii) may not, and may not permit any Restricted Subsidiary to, purchase, redeem, or otherwise acquire or retire for value (a) any Capital Stock of the Company or any Related Person of the Company or (b) any options, warrants or other rights to acquire shares of Capital Stock of the Company or any Related Person of the Company or any securities convertible or exchangeable into shares of Capital Stock of the Company or any Related Person of the Company, (iii) may not make, or permit any Restricted Subsidiary to make, any Investment other than a Permitted Investment, and (iv) may not, and may not permit any Restricted Subsidiary to, redeem, repurchase, defease or otherwise acquire or retire for value prior to any scheduled maturity, repayment or sinking fund payment Debt of the Company which is subordinate in right of payment to the Exchange Notes (each of clauses (i) through (iv) being a 'Restricted Payment') unless, at the time of, and after giving effect to such Restricted Payment, (1) no Event of Default, or event that with the passing of time or the giving of notice, or both, would constitute an Event of Default, shall have occurred and is continuing or would result from such Restricted Payment, and (2) after giving pro forma effect to such Restricted Payment as if such Restricted Payment had been made at the beginning of the applicable four-fiscal-quarter period, the Company could Incur at least $1.00 of additional Debt pursuant to the terms of the Indenture described in the first paragraph of 'Limitation on Consolidated Debt' above; provided that in connection with regular quarterly dividends on the Company's Common Stock (not to exceed $7.5 million in the aggregate) declared or payable prior to January 31, 1999, the Company's pro forma capacity to Incur additional Debt shall be computed on a basis that excludes the non-recurring charges recorded during the 1997 fiscal year; and (3) upon giving effect to such Restricted Payment, the aggregate of all
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

Restricted Payments from the date of issuance of the Exchange Notes does not exceed the sum of: (a) 50% of cumulative Consolidated Net Income (or, in the case Consolidated Net Income shall be negative, less 100% of such deficit) of the Company since the date of issuance of the Exchange Notes through the last day of the last full fiscal quarter ending immediately preceding the date of such Restricted Payment for which quarterly or annual financial statements are available (taken as a single accounting period); plus (b) 100% of the aggregate net proceeds received by the Company after the date of original issuance of the Initial Notes, including the fair market value of property other than cash (determined in good faith by the Board of Directors as evidenced by a resolution of the Board of Directors filed with the Trustee), from the issuance and sale (other than to a Restricted Subsidiary) of Capital Stock (other than Redeemable Stock) of the Company, options, warrants or other rights to acquire Capital Stock (other than Redeemable Stock) of the Company and Debt of the Company that has been converted into or exchanged for Capital Stock (other than Redeemable Stock and other than by or from a Restricted Subsidiary) of the Company after the date of original issuance of the Initial Notes, provided that any such net proceeds received by the Company from an employee stock ownership plan financed by loans from the Company or a Restricted Subsidiary of the Company shall be included only to the extent such loans have been repaid with cash on or prior to the date of determination; plus (c) $40 million. Prior to the making of any Restricted Payment, the Company shall deliver to the Trustee an Officers' Certificate setting forth the computations by which the determinations required by clauses (2) and (3) above were made and stating that no Event of Default, or event that with the passing of time or the giving of notice, or both, would constitute an Event of Default, has occurred and is continuing or will result from such Restricted Payment.

     Notwithstanding the foregoing, so long as no Event of Default, or event that with the passing of time or the giving of notice, or both, would constitute an Event of Default, shall have occurred and is continuing or would result therefrom, (i) the Company may pay any dividend on Capital Stock of any class within 60 days after the declaration thereof if, on the date when the dividend was declared, the Company could have paid such dividend in accordance with the foregoing provisions; (ii) the Company may refinance any Debt otherwise permitted by clause (vi) of the second paragraph under 'Limitation on Consolidated Debt' above or solely in exchange for or out of the net proceeds of the substantially concurrent sale (other than from or to a Restricted Subsidiary or from or to an employee stock ownership plan financed by loans from the Company or a Restricted Subsidiary of the Company) of shares of Capital Stock (other than Redeemable Stock) of the Company, provided that the amount of net proceeds from such exchange or sale shall be excluded from the calculation of the amount available for Restricted Payments pursuant to the preceding paragraph; (iii) the Company may purchase, redeem, acquire or retire any shares of Capital Stock of the Company solely in exchange for or out of the net proceeds of the substantially concurrent sale (other than from or to a Restricted Subsidiary or from or to an employee stock ownership plan financed by loans from the Company or a Restricted Subsidiary of the Company) of shares of Capital Stock (other than Redeemable Stock) of the Company; and (iv) the Company or a Restricted Subsidiary may purchase or redeem any Debt from Net Available Proceeds to the extent permitted under 'Limitation on Asset Dispositions'.

     Any payment made pursuant to clause (i) or (iii) of this paragraph shall be a Restricted Payment for purposes of calculating aggregate Restricted Payments pursuant to the preceding paragraph. (Section 1012)

  LIMITATION ON DIVIDEND AND OTHER PAYMENT RESTRICTIONS AFFECTING SUBSIDIARIES

     The Company may not, and may not permit any Restricted Subsidiary to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary of the Company (i) to pay dividends (in cash or otherwise) or make any other distributions in respect of its Capital Stock or pay any Debt or other obligation owed to the Company or any other Restricted Subsidiary; (ii) to make loans or advances to the Company or any other Restricted Subsidiary; or (iii) to transfer any of its property or assets to the Company or any other Restricted Subsidiary. Notwithstanding the foregoing, the Company may, and may permit any Restricted Subsidiary to, suffer to exist any such encumbrance or restriction
(a) pursuant to any agreement in effect on the date of original issuance of the Initial Notes as described in a schedule to the Indenture; (b) pursuant to an agreement relating to any Debt Incurred by a Person (other than a

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

Restricted Subsidiary of the Company existing on the date of original issuance of the Initial Notes or any Restricted Subsidiary carrying on any of the businesses of any such Restricted Subsidiary) prior to the date on which such Person became a Restricted Subsidiary of the Company and outstanding on such date and not Incurred in anticipation of becoming a Restricted Subsidiary, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person so acquired; (c) pursuant to an agreement effecting a renewal, refunding or extension of Debt Incurred pursuant to an agreement referred to in clause (a) or (b) above, provided, however, that the provisions contained in such renewal, refunding or extension agreement relating to such encumbrance or restriction are no more restrictive in any material respect than the provisions contained in the agreement the subject thereof, as determined in good faith by the Board of Directors and evidenced by a resolution of the Board of Directors filed with the Trustee; (d) pursuant to an agreement relating to Debt of a Restricted Subsidiary that is not materially more restrictive than customary provisions in comparable financing arrangements and which the Board of Directors determines (as evidenced by a resolution of the Board of Directors filed with the Trustee) will not materially impair the Company's ability to make payments under the Exchange Notes; (e) in the case of clause (iii) above, restrictions contained in any security agreement (including a capital lease) securing Debt of a Restricted Subsidiary otherwise permitted under the Indenture, but only to the extent such restrictions restrict the transfer of the property subject to such security agreement; (f) in the case of clause (iii) above, customary nonassignment provisions entered into in the ordinary course of business consistent with past practices in leases and other contracts to the extent such provisions restrict the transfer or subletting of any such lease or the assignment of rights under any such contract; (g) any restriction with respect to a Restricted Subsidiary of the Company imposed pursuant to an agreement which has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Restricted Subsidiary, provided that consummation of such transaction would not result in an Event of Default or an event that, with the passing of time or the giving of notice or both, would constitute an Event of Default, that such restriction terminates if such transaction is closed or abandoned and that the closing or abandonment of such transaction occurs within one year of the date such agreement was entered into; or (h) such encumbrance or restriction is the result of applicable corporate law or regulation relating to the payment of dividends or distributions. (Section 1013)

  LIMITATION ON ASSET DISPOSITIONS

     The Company may not, and may not permit any Restricted Subsidiary to, make any Asset Disposition in one or more related transactions unless: (i) the Company or the Restricted Subsidiary, as the case may be, receives consideration for such disposition at least equal to the fair market value for the assets sold or disposed of as determined by the Board of Directors in good faith and evidenced by a resolution of the Board of Directors filed with the Trustee; (ii) at least 85% of the consideration for such disposition consists of cash or readily marketable cash equivalents or the assumption of Debt (other than Debt that is subordinated to the Exchange Notes) relating to such assets and release from all liability on the Debt assumed; and (iii) all Net Available Proceeds, less any amounts invested or committed to be invested within 365 days of such disposition in assets related to the business of the Company or applied to permanently repay Senior Debt, are applied within 365 days of such disposition
(1) first, to the permanent repayment or reduction of Senior Debt then outstanding under any agreements or instruments which would require such application or prohibit payments pursuant to clause (2) following, (2) second, to the extent of remaining Net Available Proceeds, to make an Offer to Purchase outstanding Exchange Notes at 100% of their principal amount plus accrued interest to the date of purchase and, to the extent required by the terms thereof, any other Debt of the Company that is pari passu with the Exchange Notes at a price no greater than 100% of the principal amount thereof plus accrued interest to the date of purchase and (3) third, to the extent of any remaining Net Available Proceeds, to any other use as determined by the Company which is not otherwise prohibited by the Indenture. (Section 1014)

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

  TRANSACTIONS WITH AFFILIATES AND RELATED PERSONS

     The Company may not, and may not permit any Restricted Subsidiary of the Company to, enter into any transaction (or series of related transactions) with an Affiliate or Related Person of the Company (other than the Company or a Wholly-Owned Restricted Subsidiary of the Company), including any Investment, either directly or indirectly, unless such transaction is on terms no less favorable to the Company or such Restricted Subsidiary than those that could be obtained in a comparable arm's-length transaction with an entity that is not an Affiliate or Related Person. For any transaction that involves in excess of $5,000,000, a majority of the disinterested members of the Board of Directors shall determine that the transaction satisfies the above criteria and shall evidence such a determination by a Board Resolution filed with the Trustee. For any transaction that involves in excess of $10,000,000, the Company shall also obtain an opinion from a nationally recognized expert with experience in appraising the terms and conditions of the type of transaction (or series of related transactions) for which the opinion is required stating that such transaction (or series of related transactions) is on terms no less favorable to the Company or such Restricted Subsidiary than those that could be obtained in a comparable arm's-length transaction with an entity that is not an Affiliate or Related Person of the Company, which opinion shall be filed with the Trustee. (Section 1015)

     Notwithstanding anything to the contrary contained in the Indenture, the foregoing provisions shall not apply to (i) transactions with any employee, officer or director of the Company or any of its Restricted Subsidiaries pursuant to employee benefit plans or compensation arrangements or agreements entered into in the ordinary course of business, (ii) purchases or sales of goods or services in the ordinary course of business, or (iii) transactions with any Affiliate or Related Person of the Company in which such Affiliate or Related Person acquires or purchases the capital stock of the Company or any Restricted Subsidiary at fair market value.

  CHANGE OF CONTROL

     Within 60 days of the occurrence of a Change of Control, the Company will be required to make an Offer to Purchase all Outstanding Exchange Notes at a purchase price equal to 101% of their principal amount plus accrued interest to but excluding the date of purchase. A 'Change of Control' will be deemed to have occurred at such time as either (a) any Person or any Persons acting together that would constitute a 'group' (a 'Group') for purposes of Section 13(d) of the Exchange Act, or any successor provision thereto, together with any Affiliates or Related Persons thereof, shall beneficially own (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision thereto), directly or indirectly, at least 50% of the aggregate voting power of all classes of Voting Stock of the Company (for the purposes of this clause (a) a person shall be deemed to beneficially own the Voting Stock of a corporation that is beneficially owned (as defined above) by another corporation (a 'parent corporation'), if such person beneficially owns (as defined above) at least 50% of the aggregate voting power of all classes of Voting Stock of such parent corporation); or (b) any Person or Group, together with any Affiliates or Related Persons thereof, shall succeed in having a sufficient number of its nominees elected to the Board of Directors of the Company such that such nominees, when added to any existing director remaining on the Board of Directors of the Company after such election who was a nominee of or is an Affiliate or Related Person of such Person or Group, will constitute a majority of the Board of Directors of the Company; or (c) the Company shall, directly or indirectly, transfer, sell, lease or otherwise dispose of all or substantially all of its assets; or (d) there shall be adopted a plan of liquidation or dissolution of the Company; provided, however, that a transaction effected to create a holding company of the Company, (i) pursuant to which the Company becomes a wholly-owned Subsidiary of such holding company, and (ii) as a result of which the holders of Capital Stock of such holding company are substantially the same as the holders of Capital Stock of the Company immediately prior to such transaction, shall not be deemed to involve a 'Change of Control'.
(Section 1016)

     In the event that the Company makes an Offer to Purchase the Exchange Notes, the Company intends to comply with any applicable securities laws and regulations, including any applicable requirements of Section 14(e) of, and Rule 14e-1 under, the Exchange Act.

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

  PROVISION OF FINANCIAL INFORMATION

     For so long as any of the Exchange Notes are outstanding, the Company shall file with the Commission the annual reports, quarterly reports and other documents which the Company is required to file with the Commission pursuant to
Section 13(a) or 15(d) of the Exchange Act or any successor provisions thereto. (Section 1017)

UNRESTRICTED SUBSIDIARIES

     The Company may designate any Subsidiary of the Company to be an 'Unrestricted Subsidiary' as provided below in which event such Subsidiary and each other Person that is then or thereafter becomes a Subsidiary of such Subsidiary will be deemed to be an Unrestricted Subsidiary. 'Unrestricted Subsidiary' means (1) any Subsidiary designated as such by the Board of Directors as set forth below where (a) neither the Company nor any of its other Subsidiaries (other than another Unrestricted Subsidiary) (i) provides credit support for, or any Guarantee of, any Debt of such Subsidiary or any Subsidiary of such Subsidiary (including any undertaking, agreement or instrument evidencing such Debt) or (ii) is directly or indirectly liable for any Debt of such Subsidiary or any Subsidiary of such Subsidiary, and (b) no default with respect to any Debt of such Subsidiary or any Subsidiary of such Subsidiary (including any right which the holders thereof may have to take enforcement action against such Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Debt of the Company and its Subsidiaries (other than another Unrestricted Subsidiary) to declare a default on such other Debt or cause the payment thereof to be accelerated or payable prior to its final scheduled maturity and (2) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Subsidiary to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, any other Subsidiary of the Company which is not a Subsidiary of the Subsidiary to be so designated or otherwise an Unrestricted Subsidiary, provided that either (x) the Subsidiary to be so designated has total assets of $1,000 or less or (y) immediately after giving effect to such designation, the Company could Incur at least $1.00 of additional Debt pursuant to the first paragraph under '-- Limitation on Consolidated Debt' and provided, further, that the Company could make a Restricted Payment in an amount equal to the greater of the fair market value and book value of such Subsidiary pursuant to 'Limitation on Restricted Payments' and such amount is thereafter treated as a Restricted Payment for the purpose of calculating the aggregate amount available for Restricted Payments thereunder. (Section 1018)

MERGERS, CONSOLIDATIONS AND CERTAIN SALES OF ASSETS

     The Company may not, in a single transaction or a series of related transactions, (i) consolidate with or merge into any other Person or permit any other Person to consolidate with or merge into the Company or (ii) directly or indirectly, transfer, sell, lease or otherwise dispose of all or substantially all of its assets unless: (1) in a transaction in which the Company does not survive or in which the Company transfers, sells, leases or otherwise disposes of all or substantially all of its assets, the successor entity to the Company is organized under the laws of the United States of America or any State thereof or the District of Columbia and shall expressly assume, by a supplemental indenture executed and delivered to the Trustee in form satisfactory to the Trustee, all of the Company's obligations under the Indenture; (2) immediately before and after giving effect to such transaction and treating any Debt which becomes an obligation of the Company or a Restricted Subsidiary as a result of such transaction as having been Incurred by the Company or such Restricted Subsidiary at the time of the transaction, no Event of Default or event that with the passing of time or the giving of notice, or both, would constitute an Event of Default shall have occurred and be continuing; (3) immediately after giving effect to such transaction, the Consolidated Net Worth of the Company (or other successor entity to the Company) is equal to or greater than that of the Company immediately prior to the transaction; (4) immediately after giving effect to such transaction and treating any Debt which becomes an obligation of the Company or a Restricted Subsidiary as a result of such transaction as having been Incurred by the Company or such Restricted Subsidiary at the time of the transaction, the Company (including any successor entity to the Company) could Incur at least $1.00 of additional Debt pursuant to the provisions of the Indenture described in the

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first paragraph under 'Limitation on Consolidated Debt' above; and (5) certain other conditions are met. (Section 801)

CERTAIN DEFINITIONS

     Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided. (Section 101)

     'Affiliate' of any Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such Person. For the purposes of this definition, 'control' when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms 'controlling' and 'controlled' have meanings correlative to the foregoing.

     'Asset Disposition' by any Person means any transfer, conveyance, sale, lease or other disposition by such Person or any of its Restricted Subsidiaries (including any issuance or sale by a Restricted Subsidiary of Capital Stock of such Restricted Subsidiary, and including a consolidation or merger or other sale of any such Restricted Subsidiary with, into or to another Person in a transaction in which such Restricted Subsidiary ceases to be a Restricted Subsidiary, but excluding a disposition by a Restricted Subsidiary of such Person to such Person or a Wholly-Owned Restricted Subsidiary of such Person or by such Person to a Wholly-Owned Restricted Subsidiary of such Person) of (i) shares of Capital Stock (other than directors' qualifying shares) or other ownership interests of a Restricted Subsidiary of such Person, (ii) substantially all of the assets of such Person or any of its Restricted Subsidiaries representing a division or line of business or (iii) other assets or rights of such Person or any of its Restricted Subsidiaries outside of the ordinary course of business, provided in each case that the aggregate consideration to the Company or Restricted Subsidiary in any single transaction or series of related transactions for such transfer, conveyance, sale, lease or other disposition is equal to $20 million or more.

     'Capital Lease Obligation' of any Person means the obligation to pay rent or other payment amounts under a lease of (or other Debt arrangements conveying the right to use) real or personal property of such Person which is required to be classified and accounted for as a capital lease or a liability on the face of a balance sheet of such Person in accordance with generally accepted accounting principles. The stated maturity of such obligation shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty. The principal amount of such obligation shall be the capitalized amount thereof that would appear on the face of a balance sheet of such Person in accordance with generally accepted accounting principles.

     'Capital Stock' of any Person means any and all shares, interests, participations or other equivalents (however designated) of corporate stock or other equity participations, including partnership interests, whether general or limited, of such Person.

     'Cash Equivalents' means (i) direct obligations of the United States of America or any agency thereof having maturities of not more than one year from the date of acquisition, (ii) time deposits and certificates of deposit of any domestic commercial bank or recognized standing having capital and surplus in excess of $500 million, with maturities of not more than one year from the date of acquisition, (iii) repurchase obligations issued by any bank described in clause (ii) above with a term not to exceed 30 days; (iv) commercial paper rated at least A-1 or the equivalent thereof by S&P or at least P-1 or the equivalent thereof by Moody's, in each case maturing within one year after the date of acquisition and (v) shares of any money market mutual fund, or similar fund, in each case having assets in excess of $500 million, which invests predominantly in investments of the types describes in clauses (i) through (iv) above.

     'Common Stock' of any Person means Capital Stock of such Person that does not rank prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of Capital Stock of any other class of such Person.

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     'Consolidated Cash Flow Available for Fixed Charges' for any period means the Consolidated Net Income of the Company and its Restricted Subsidiaries for such period increased by the sum of (i) Consolidated Interest Expense of the Company and its Restricted Subsidiaries for such period, plus (ii) Consolidated Income Tax Expense of the Company and its Restricted Subsidiaries for such period, plus (iii) the consolidated depreciation and amortization expense included in the income statement of the Company and its Restricted Subsidiaries for such period, plus (iv) all other non-cash items reducing Consolidated Net Income of the Company and its Restricted Subsidiaries, less all non-cash items increasing Consolidated Net Income of the Company and its Restricted Subsidiaries; provided, however, that there shall be excluded therefrom the Consolidated Cash Flow Available for Fixed Charges (if positive) of any Restricted Subsidiary of the Company (calculated separately for such Restricted Subsidiary in the same manner as provided above for the Company) that is subject to a restriction which prevents the payment of dividends or the making of distributions to the Company or another Restricted Subsidiary of the Company to the extent of such restriction.

     'Consolidated Cash Flow Coverage Ratio' as of any date of determination means the ratio of (i) Consolidated Cash Flow Available for Fixed Charges of the Company and its Restricted Subsidiaries for the period of the most recently completed four consecutive fiscal quarters for which quarterly or annual financial statements are available to (ii) Consolidated Fixed Charges of the Company and its Restricted Subsidiaries for such period; provided, however, that Consolidated Fixed Charges shall be adjusted to give effect on a pro forma basis to any Debt (other than short-term Debt Incurred for working capital purposes) that has been Incurred by the Company or any Restricted Subsidiary since the beginning of such period that remains outstanding and to any Debt (other than short-term Debt Incurred for working capital purposes) that is proposed to be Incurred by the Company or any Restricted Subsidiary as if in each case such Debt had been Incurred on the first day of such period and as if any Debt (other than short-term Debt Incurred for working capital purposes) that (i) is or will no longer be outstanding as the result of the Incurrence of any such Debt or
(ii) had been repaid or retired during such period had not been outstanding as of the first day of such period; provided further that in making such computation, the Consolidated Interest Expense of the Company and its Restricted Subsidiaries attributable to interest on any proposed Debt bearing a floating interest rate shall be computed on a pro forma basis as if the rate in effect on the date of computation had been the applicable rate for the entire period; and provided further that, in the event the Company or any of its Restricted Subsidiaries has made Asset Dispositions or acquisitions of assets not in the ordinary course of business (including acquisitions of other Persons by merger, consolidation or purchase of Capital Stock) during or after such period, such computation shall be made on a pro forma basis as if the Asset Dispositions or acquisitions had taken place on the first day of such period.

     'Consolidated Fixed Charges' for any period means the sum of (i) Consolidated Interest Expense and (ii) the consolidated amount of interest capitalized by the Company and its Restricted Subsidiaries during such period calculated in accordance with generally accepted accounting principles.

     'Consolidated Income Tax Expense' for any period means the consolidated provision for income taxes of the Company and its Restricted Subsidiaries for such period calculated on a consolidated basis in accordance with generally accepted accounting principles.

     'Consolidated Interest Expense' means for any period the consolidated interest expense included in a consolidated income statement (without deduction of interest income) of the Company and its Restricted Subsidiaries for such period calculated on a consolidated basis in accordance with generally accepted accounting principles, including without limitation or duplication (or, to the extent not so included, with the addition of), (i) the amortization of Debt discounts; (ii) any payments or fees with respect to letters of credit, bankers' acceptances or similar facilities; (iii) fees with respect to Interest Rate, Currency or Commodity Price Agreements; (iv) Preferred Stock dividends of Restricted Subsidiaries of the Company (other than with respect to Redeemable Stock) declared and paid or payable to persons other than the Company or any Restricted Subsidiary; (v) accrued Redeemable Stock dividends of the Company and its Restricted Subsidiaries payable to persons other than the Company or any Restricted Subsidiary, whether or not declared or paid; (vi) interest on Debt

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

guaranteed by the Company and its Restricted Subsidiaries; and (vii) the portion of any rental obligation with respect to capitalized leases allocable to interest expense.

     'Consolidated Net Income' for any period means the consolidated net income (or loss) of the Company and its Restricted Subsidiaries for such period determined on a consolidated basis in accordance with generally accepted accounting principles; provided that there shall be excluded therefrom (a) the net income (or loss) of any Person acquired by of the Company or a Restricted Subsidiary of the Company in a pooling-of-interests transaction for any period prior to the date of such transaction, (b) the net income (or loss) of any Person that is not a Subsidiary of the Company except to the extent of the amount of dividends or other distributions actually paid to the Company or a Subsidiary of the Company by such Person during such period, (c) gains or losses on Asset Dispositions by the Company or its Restricted Subsidiaries, (d) all extraordinary gains and extraordinary losses, (e) the cumulative effect of changes in accounting principles and (f) the tax effect, if any, of any of the items described in clauses (a) through (e) above; provided, further, that for purposes of any determination pursuant to the provisions described under 'Limitation on Restricted Payments', there shall further be excluded therefrom the net income (but not net loss) of any Restricted Subsidiary of the Company that is subject to a restriction which prevents the payment of dividends or the making of distributions to the Company or another Restricted Subsidiary of the Company to the extent of such restriction.

     'Consolidated Net Worth' of any Person means the consolidated stockholders' equity of such Person, determined on a consolidated basis in accordance with generally accepted accounting principles, less amounts attributable to Redeemable Stock of such Person; provided that, with respect to the Company, adjustments following the date of the Indenture to the accounting books and records of the Company in accordance with Accounting Principles Board Opinions Nos. 16 and 17 (or successor opinions thereto) or otherwise resulting from the acquisition of control of the Company by another Person shall not be given effect to.

     'Consolidated Tangible Assets' of any Person means, as of any date, the amount which, in accordance with GAAP, would be set forth under the caption 'Total Assets' (or any like caption) on a consolidated balance sheet of such Person and its Restricted Subsidiaries, less all intangible assets, including, without limitation, goodwill, organization costs, patents, trademarks, copyrights, franchises, and research and development costs.

     'Debt' means (without duplication), with respect to any Person, whether recourse is to all or a portion of the assets of such Person and whether or not contingent, (i) every obligation of such Person for money borrowed, (ii) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including obligations Incurred in connection with the acquisition of property, assets or businesses, (iii) every reimbursement obligation of such Person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such Person, (iv) every obligation of such Person issued or assumed as the deferred purchase price of property or services (including securities repurchase agreements but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business which are not overdue or which are being contested in good faith), (v) every Capital Lease Obligation of such Person, (vi) all Receivables Sales of such Person, together with any obligation of such Person to pay any discount, interest, fees, indemnities, penalties, recourse, expenses or other amounts in connection therewith, (vii) all Redeemable Stock issued by such Person, (viii) Preferred Stock of Restricted Subsidiaries of such Person held by Persons other than such Person or one of its Wholly-Owned Restricted Subsidiaries, (ix) every obligation under Interest Rate, Currency or Commodity Price Agreements of such Person and
(x) every obligation of the type referred to in clauses (i) through (ix) of another Person and all dividends of another Person the payment of which, in either case, such Person has Guaranteed or is responsible or liable for, directly or indirectly, as obligor, Guarantor or otherwise. The 'amount' or 'principal amount' of Debt at any time of determination as used herein represented by (a) any Receivables Sale, shall be the amount of the unrecovered capital or principal investment of the purchaser (other than the Company or a Wholly-Owned Restricted Subsidiary of the Company) thereof, excluding amounts representative of yield or interest earned on such investment and (b) any Redeemable Stock, shall be the maximum fixed redemption or repurchase price in respect thereof.

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     'Designated Senior Debt' shall mean (i) so long as the Credit Facility is in effect, the obligations of the Company under the Credit Facility and (ii) at any time thereafter, the 2023 Debentures and any other Senior Debt of the Company permitted under the Indenture, the principal amount of which at original issuance is $25.0 million or more and that has been designated by the Company as Designated Senior Debt.

     'Guarantee' by any Person means any obligation, contingent or otherwise, of such Person guaranteeing, or having the economic effect of guaranteeing, any Debt of any other Person (the 'primary obligor') in any manner, whether directly or indirectly, and including, without limitation, any obligation of such Person,
(i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Debt or to purchase (or to advance or supply funds for the purchase of) any security for the payment of such Debt, (ii) to purchase property, securities or services for the purpose of assuring the holder of such Debt of the payment of such Debt, or (iii) to maintain working capital, equity capital or other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Debt (and 'Guaranteed', 'Guaranteeing' and 'Guarantor' shall have meanings correlative to the foregoing); provided, however, that the Guaranty by any Person shall not include endorsements by such Person for collection or deposit, in either case, in the ordinary course of business.

     'Incur' means, with respect to any Debt or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), assume, Guarantee or otherwise become liable in respect of such Debt or other obligation or the recording, as required pursuant to generally accepted accounting principles or otherwise, of any such Debt or other obligation on the balance sheet of such Person (and 'Incurrence', 'Incurred', 'Incurrable' and 'Incurring' shall have meanings correlative to the foregoing); provided, however, that a change in generally accepted accounting principles that results in an obligation of such Person that exists at such time becoming Debt shall not be deemed an Incurrence of such Debt.

     'Interest Rate, Currency or Commodity Price Agreement' of any Person means any forward contract, futures contract, swap, option or other financial agreement or arrangement (including, without limitation, caps, floors, collars and similar agreements) relating to, or the value of which is dependent upon, interest rates, currency exchange rates or commodity prices or indices (excluding contracts for the purchase or sale of goods in the ordinary course of business).

     'Investment' by any Person means any direct or indirect loan, advance or other extension of credit or capital contribution (by means of transfers of cash or other property to others or payments for property or services for the account or use of others, or otherwise) to, or purchase or acquisition of Capital Stock, bonds, notes, debentures or other securities or evidence of Debt issued by, any other Person, including any payment on a Guarantee of any obligation of such other Person.

     'Lien' means, with respect to any property or assets, any mortgage or deed of trust, pledge, hypothecation, assignment, Receivables Sale, deposit arrangement, security interest, lien, charge, easement (other than any easement not materially impairing usefulness or marketability), encumbrance, preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such property or assets (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

     'Moody's' means Moody's Investors Services, Inc.

     'Net Available Proceeds' from any Asset Disposition by any Person means cash or readily marketable cash equivalents received (including by way of sale or discounting of a note, instalment receivable or other receivable, but excluding any other consideration received in the form of assumption by the acquiree of Debt or other obligations relating to such properties or assets) therefrom by such Person, net of (i) all legal, title and recording tax expenses, commissions and other fees and expenses Incurred and all federal, state, provincial, foreign and local taxes required to be accrued as a liability as a consequence of such Asset Disposition, (ii) all payments made by such Person or its Restricted Subsidiaries on any Debt which is secured by such assets in accordance with the terms of any Lien upon or with respect to such assets or which must by the terms of such Lien, or in order to obtain a necessary consent to such Asset Disposition or by applicable law, be repaid out of the proceeds from

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such Asset Disposition, (iii) all distributions and other payments made to minority interest holders in Restricted Subsidiaries of such Person or joint ventures as a result of such Asset Disposition and (iv) appropriate amounts to be provided by such Person or any Restricted Subsidiary thereof, as the case may be, as a reserve in accordance with generally accepted accounting principles against any liabilities associated with such assets and retained by such Person or any Restricted Subsidiary thereof, as the case may be, after such Asset Disposition, including, without limitation, liabilities under any indemnification obligations and severance and other employee termination costs associated with such Asset Disposition, in each case as determined by the Board of Directors, in its reasonable good faith judgment evidenced by a resolution of the Board of Directors filed with the Trustee; provided, however, that any reduction in such reserve following the consummation of such Asset Disposition will be treated for all purposes of the Indenture and the Exchange Notes as a new Asset Disposition at the time of such reduction with Net Available Proceeds equal to the amount of such reduction.

     'Credit Facility' means the senior secured revolving credit facility in the aggregate principal amount of $325.0 million between the Company, The Chase Manhattan Bank, as administrative and collateral agent, Citibank USA, Inc., as documentation agent, and certain other lenders, as it may be amended or restated from time to time, and any renewal, extension, refinancing, refunding or replacement thereof, in whole or in part.

     'Offer to Purchase' means a written offer (the 'Offer') sent by the Company by first class mail, postage prepaid, to each holder at his address appearing in the Note Register on the date of the Offer offering to purchase up to the principal amount of Exchange Notes specified in such Offer at the purchase price specified in such Offer (as determined pursuant to the Indenture). Unless otherwise required by applicable law, the Offer shall specify an expiration date (the 'Expiration Date') of the Offer to Purchase which shall be, subject to any contrary requirements of applicable law, not less than 30 days or more than 60 days after the date of such Offer and a settlement date (the 'Purchase Date') for purchase of Notes within five Business Days after the Expiration Date. The Company shall notify the Trustee at least 15 Business Days (or such shorter period as is acceptable to the Trustee) prior to the mailing of the Offer of the Company's obligation to make an Offer to Purchase, and the Offer shall be mailed by the Company or, at the Company's request, by the Trustee in the name and at the expense of the Company. The Offer shall contain information concerning the business of the Company and its Restricted Subsidiaries which the Company in good faith believes will enable such holders to make an informed decision with respect to the Offer to Purchase (which at a minimum will include (i) the most recent annual and quarterly financial statements and 'Management's Discussion and Analysis of Financial Condition and Results of Operations' contained in the documents required to be filed with the Trustee pursuant to the Indenture (which requirements may be satisfied by delivery of such documents together with the Offer), (ii) a description of material developments in the Company's business subsequent to the date of the latest of such financial statements referred to in clause (i) (including a description of the events requiring the Company to make the Offer to Purchase), (iii) if applicable, appropriate pro forma financial information concerning the Offer to Purchase and the events requiring the Company to make the Offer to Purchase and (iv) any other information required by applicable law to be included therein. The Offer shall contain all instructions and materials necessary to enable such holders to tender Exchange Notes pursuant to the Offer to Purchase. The Offer shall also state:

          (1) the Section of the Indenture pursuant to which the Offer to Purchase is being made;

          (2) the Expiration Date and the Purchase Date;

          (3) the aggregate principal amount of the Outstanding Exchange Notes offered to be purchased by the Company pursuant to the Offer to Purchase (including, if less than 100%, the manner by which such amount has been determined pursuant to the Indenture provision requiring the Offer to Purchase) (the 'Purchase Amount');

          (4) the purchase price to be paid by the Company for each $1,000 aggregate principal amount of Exchange Notes accepted for payment (as specified pursuant to the Indenture) (the 'Purchase Price');

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          (5) that the holder may tender all or any portion of the Exchange
     Notes registered in the name of such holder and that any portion of an Exchange Note tendered must be tendered in an integral multiple of $1,000 principal amount;

          (6) the place or places where Exchange Notes are to be surrendered for tender pursuant to the Offer to Purchase;

          (7) that interest on any Exchange Note not tendered or tendered but not purchased by the Company pursuant to the Offer to Purchase will continue to accrue;

          (8) that on the Purchase Date the Purchase Price will become due and payable upon each Exchange Note being accepted for payment pursuant to the Offer to Purchase and that interest thereon shall cease to accrue on and after the Purchase Date;

          (9) that each holder electing to tender an Exchange Note pursuant to the Offer to Purchase will be required to surrender such Exchange Note at the place or places specified in the Offer prior to the close of business on the Expiration Date (such Exchange Note being, if the Company or the Trustee so requires, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Trustee duly executed by, the holder thereof or his attorney duly authorized in writing);

          (10) that holders will be entitled to withdraw all or any portion of Exchange Notes tendered if the Company (or their Paying Agent) receives, not later than the close of business on the Expiration Date, a telegram, telex, facsimile transmission or letter setting forth the name of the holder, the principal amount of the Exchange Note the holder tendered, the certificate number of the Exchange Note the holder tendered and a statement that such holder is withdrawing all or a portion of his tender;

          (11) that (a) if Exchange Notes in an aggregate principal amount less than or equal to the Purchase Amount are duly tendered and not withdrawn pursuant to the Offer to Purchase, the Company shall purchase all such Exchange Notes and (b) if Exchange Notes in an aggregate principal amount in excess of the Purchase Amount are tendered and not withdrawn pursuant to the Offer to Purchase, the Company shall purchase Exchange Notes having an aggregate principal amount equal to the Purchase Amount on a pro rata basis (with such adjustments as may be deemed appropriate so that only Exchange Notes in denominations of $1,000 or integral multiples thereof shall be purchased); and

          (12) that in the case of any holder whose Exchange Note is purchased only in part, the Company shall execute, and the Trustee shall authenticate and deliver to the holder of such Exchange Note without service charge, a new Exchange Note or Exchange Notes, of any authorized denomination as requested by such holder, in an aggregate principal amount equal to and in exchange for the unpurchased portion of the Exchange Note so tendered.

Any Offer to Purchase shall be governed by and effected in accordance with the Offer for such Offer to Purchase.

     'Permitted Interest Rate, Currency or Commodity Price Agreement' of any Person means any Interest Rate, Currency or Commodity Price Agreement entered into with one or more financial institutions in the ordinary course of business that is designed to protect such Person against fluctuations in interest rates or currency exchange rates with respect to Debt Incurred and which shall have a notional amount no greater than the payments due with respect to the Debt being hedged thereby, or in the case of currency or commodity protection agreements, against currency exchange rate or commodity price fluctuations in the ordinary course of business relating to then existing financial obligations or then existing or forecast production or for the purchase of product for resale and not for purposes of speculation.

     'Permitted Investments' means (i) an Investment in the Company or a Wholly-Owned Restricted Subsidiary of the Company; (ii) an Investment in Pyramid Sportswear; provided, however, that as a result thereof the Company owns not less than a majority interest in Pyramid Sportswear; (iii) an Investment in a Person, if such Person or a Subsidiary of such Person will, as a result of the making of such Investment and all other contemporaneous related transactions, become a Wholly-Owned

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

Restricted Subsidiary of the Company or be merged or consolidated with or into or transfer or convey all or substantially all its assets to the Company or a Wholly-Owned Restricted Subsidiary of the Company; (iv) a Temporary Cash Investment; (v) stock, obligations or securities received in settlement of debts owing to the Company or a Restricted Subsidiary of the Company as a result of bankruptcy or insolvency proceedings or upon the foreclosure, perfection, enforcement or agreement in lieu of foreclosure of any Lien in favor of the Company or a Restricted Subsidiary of the Company; (vi) Investments in the Exchange Notes; (vii) Investments in Permitted Interest Rate, Currency or Commodity Price Agreements; (viii) advances to employees of the Company made in the ordinary course of business and (ix) entry into and Investments in joint ventures, partnerships and other Persons engaged or proposing to engage in businesses related to those conducted by the Company or any Restricted Subsidiary of the Company, in an amount not to exceed $15 million.

     'Preferred Stock' of any Person means Capital Stock of such Person of any class or classes (however designated) that ranks prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of Capital Stock of any other class of such Person.

     'Public Equity Offering' means an underwritten primary public offering of Common Stock of the Company pursuant to an effective registration statement under the Securities Act.

     'Receivables' means receivables, chattel paper, instruments, documents or intangibles evidencing or relating to the right to payment of money.

     'Receivables Sale' of any Person means any sale of Receivables of such Person (pursuant to a purchase facility or otherwise), other than in connection with a disposition of the business operations of such Person relating thereto or a disposition of defaulted Receivables for purpose of collection and not as a financing arrangement.

     'Redeemable Stock' of any Person means any Capital Stock of such Person that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or otherwise (including upon the occurrence of an event) matures or is required to be redeemed (pursuant to any sinking fund obligation or otherwise) or is convertible into or exchangeable for Debt or is redeemable at the option of the holder thereof, in whole or in part, at any time prior to the final Stated Maturity of the Exchange Notes; provided that 'Redeemable Stock' shall not include any Capital Stock that is payable at maturity, or upon required redemption or redemption at the option of the holder thereof, or that is automatically convertible or exchangeable, solely in or into Common Stock of such Person.

     'Related Person' of any Person means any other Person directly or indirectly owning (a) 5% or more of the Outstanding Common Stock of such Person (or, in the case of a Person that is not a corporation, 5% or more of the equity interest in such Person) or (b) 5% or more of the combined voting power of the Voting Stock of such Person.

     'Restricted Subsidiary' means any Subsidiary, whether existing on or after the date of the Indenture, unless such Subsidiary is an Unrestricted Subsidiary.

     'S&P' means Standard & Poor's Ratings Group, a division of MacGraw-Hill,
Inc.

     'Subordinated Debt' means Debt of the Company as to which the payment of principal of (and premium, if any) and interest and other payment obligations in respect of such Debt shall be subordinate to the prior payment in full of the Exchange Notes to at least the following extent: (i) no payments of principal of (or premium, if any) or interest on or otherwise due in respect of such Debt may be permitted for so long as any default in the payment of principal (or premium, if any) or interest on the Exchange Notes exists; (ii) in the event that any other default that with the passing of time or the giving of notice, or both, would constitute an event of default exists with respect to the Exchange Notes, upon notice by 25% or more in principal amount of the Exchange Notes to the Trustee, the Trustee shall have the right to give notice to the Company and the holders of such Debt (or trustees or agents therefor) of a payment blockage, and thereafter no payments of principal of (or premium, if any) or interest on or otherwise due in respect of such Debt may be made for a period of 179 days from the date of such notice; and (iii) such Debt may not (x) provide for payments of principal of such Debt at the stated maturity thereof or by way of a sinking fund applicable thereto or by way of any mandatory redemption,

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defeasance, retirement or repurchase thereof by the Company (including any redemption, retirement or repurchase which is contingent upon events or circumstances, but excluding any retirement required by virtue of acceleration of such Debt upon an event of default thereunder), in each case prior to the final Stated Maturity of the Exchange Notes or (y) permit redemption or other retirement (including pursuant to an offer to purchase made by the Company) of such other Debt at the option of the holder thereof prior to the final Stated Maturity of the Exchange Notes, other than a redemption or other retirement at the option of the holder of such Debt (including pursuant to an offer to purchase made by the Company) which is conditioned upon a change of control of the Company pursuant to provisions substantially similar to those described under 'Change of Control' (and which shall provide that such Debt will not be repurchased pursuant to such provisions prior to the Company's repurchase of the Exchange Notes required to be repurchased by the Company pursuant to the provisions described under 'Change of Control').

     'Subsidiary' of any Person means (i) a corporation more than 50% of the combined voting power of the outstanding Voting Stock of which is owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person or by such Person and one or more Subsidiaries thereof or (ii) any other Person (other than a corporation) in which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, has at least a majority ownership and power to direct the policies, management and affairs thereof.

     'Temporary Cash Investments' means any Investment in the following kinds of instruments: (A) readily marketable obligations issued or unconditionally guaranteed as to principal and interest by the United States of America or by any agency or authority controlled or supervised by and acting as an instrumentality of the United States of America if, on the date of purchase or other acquisition of any such instrument by the Company or any Restricted Subsidiary of the Company, the remaining term to maturity or interest rate adjustment is not more than two years; (B) obligations (including, but not limited to, demand or time deposits, bankers' acceptances and certificates of deposit) issued or guaranteed by a depository institution or trust company incorporated under the laws of the United States of America, any state thereof or the District of Columbia, provided that (1) such instrument has a final maturity nor more than one year from the date of purchase thereof by the Company or any Restricted Subsidiary of the Company and (2) such depository institution or trust company has at the time of the Company's or such Restricted Subsidiary's Investment therein or contractual commitment providing for such Investment, (x) capital, surplus and undivided profits (as of the date such institution's most recently published financial statements) in excess of $100 million and (y) the long-term unsecured debt obligations (other than such obligations rated on the basis of the credit of a Person other than such institution) of such institution, at the time of the Company's or such Restricted Subsidiary's Investment therein or contractual commitment providing for such Investment, are rated in the highest rating category of both S&P and Moody's; (C) commercial paper issued by any corporation, if such commercial paper has, at the time of the Company's or any Restricted Subsidiary's Investment therein or contractual commitment providing for such Investment credit ratings of at least A-1 by S&P and P-1 by Moody's; (D) money market mutual or similar funds having assets in excess of $100 million; (E) readily marketable debt obligations issued by any corporation, if at the time of the Company's or any Restricted Subsidiary's Investment therein or contractual commitment providing for such Investment (1) the remaining term to maturity is not more than two years and (2) such debt obligations are rated in one of the two highest rating categories of both S&P and Moody's; (F) demand or time deposit accounts used in the ordinary course of business with commercial banks the balances in which are at all times fully insured as to principal and interest by the Federal Deposit Insurance Corporation or any successor thereto; and (G) to the extent not otherwise included herein, Cash Equivalents. In the event that either S&P or Moody's ceases to publish ratings of the type provided herein, a replacement rating agency shall be selected by the Company with the consent of the Trustee, and in each case the rating of such replacement rating agency most nearly equivalent to the corresponding S&P or Moody's rating, as the case may be, shall be used for purposes hereof.

     'Voting Stock' of any Person means Capital Stock of such Person which ordinarily has voting power for the election of directors (or persons performing similar functions) of such Person, whether at

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all times or only so long as no senior class of securities has such voting power by reason of any contingency.

     'Wholly Owned Restricted Subsidiary' of any Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Restricted Subsidiaries of such Person or by such Person and one or more Wholly Owned Restricted Subsidiaries of such Person.

EVENTS OF DEFAULT

     The following will be Events of Default under the Indenture: (a) failure to pay principal of (or premium, if any, on) any Exchange Note when due; (b) failure to pay any interest on any Exchange Note when due, continued for 30 days; (c) default in the payment of principal and interest on Exchange Notes required to be purchased pursuant to an Offer to Purchase as described under 'Change of Control' and 'Limitation on Certain Asset Dispositions' when due and payable; (d) failure to perform or comply with the provisions described under 'Merger, Consolidation and Certain Sales of Assets'; (e) failure to perform any other covenant or agreement of the Company under the Indenture or the Exchange Notes continued for 60 days after written notice to the Company by the Trustee or holders of at least 25% in aggregate principal amount of Outstanding Exchange Notes; (f) default under the terms of any instrument evidencing or securing Debt for money borrowed by the Company or any Restricted Subsidiary having an outstanding principal amount of $5 million individually or in the aggregate which default results in the acceleration of the payment of such indebtedness or constitutes the failure to pay such indebtedness when due; (g) the rendering of a final judgment or judgments (not subject to appeal) against the Company or any Restricted Subsidiary in an amount in excess of $5 million which remains undischarged or unstayed for a period of 60 days after the date on which the right to appeal has expired; and (h) certain events of bankruptcy, insolvency or reorganization affecting the Company or any Restricted Subsidiary. (Section 501) Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default (as defined) shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders, unless such holders shall have offered to the Trustee reasonable indemnity. (Section
603) Subject to such provisions for the indemnification of the Trustee, the holders of a majority in aggregate principal amount of the Outstanding Exchange Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. (Section 512)

     If an Event of Default (other than an Event of Default described in Clause
(h) above) shall occur and be continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of the Outstanding Exchange Notes may accelerate the maturity of all Exchange Notes; provided, however, that after such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of Outstanding Exchange Notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal, have been cured or waived as provided in the Indenture. If an Event of Default specified in Clause (h) above occurs, the Outstanding Exchange Notes will ipso facto become immediately due and payable without any declaration or other act on the part of the Trustee or any holder. (Section 502) For information as to waiver of defaults, see 'Modification and Waiver'.

     No holder of any Exchange Note will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such holder shall have previously given to the Trustee written notice of a continuing Event of Default (as defined) and unless also the holders of at least 25% in aggregate principal amount of the Outstanding Exchange Notes shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the holders of a majority in aggregate principal amount of the Outstanding Exchange Notes a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. (Section 507) However, such limitations do not apply to a suit instituted by a holder of an Exchange Note for enforcement of payment of the principal of or premium, if any, or interest on such Exchange Note on or after the respective due dates expressed in such Exchange Note. (Section 508)

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     The Company will be required to furnish to the Trustee quarterly a statement as to the performance by the Company of certain of its obligations under the Indenture and as to any default in such performance. (Section 1019)

SATISFACTION AND DISCHARGE OF THE INDENTURE

     The Indenture will cease to be of further effect as to all outstanding Exchange Notes (except as to (i) rights of registration of transfer and exchange and the Company's right of optional redemption, (ii) substitution of apparently mutilated, defaced, destroyed, lost or stolen Exchange Notes, (iii) rights of holders to receive payment of principal and interest on the Exchange Notes, (iv) rights, obligations and immunities of the Trustee under the Indenture and (v) rights of the holders of the Exchange Notes as beneficiaries of the Indenture with respect to any property deposited with the Trustee payable to all or any of them), if (x) the Company will have paid or caused to be paid the principal of and interest on the Notes as and when the same will have become due and payable or (y) all Outstanding Exchange Notes (except lost, stolen or destroyed Exchange Notes which have been replaced or paid) have been delivered to the Trustee for cancellation.

DEFEASANCE

     The Indenture will provide that, at the option of the Company, (A) if applicable, the Company will be discharged from any and all obligations in respect of the Outstanding Exchange Notes or (B) if applicable, the Company may omit to comply with certain restrictive covenants, and that such omission shall not be deemed to be an Event of Default under the Indenture and the Exchange Notes, in either case (A) or (B) upon irrevocable deposit with the Trustee, in trust, of money and/or U.S. government obligations which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent certified public accountants to pay the principal of and premium, if any, and each installment of interest, if any, on the Outstanding Exchange Notes. With respect to clause (B), the obligations under the Indenture other than with respect to such covenants and the Events of Default other than the Events of Default relating to such covenants above shall remain in full force and effect. Such trust may only be established if, among other things (i) with respect to clause (A), the Company has received from, or there has been published by, the Internal Revenue Service a ruling or there has been a change in law, which in the Opinion of Counsel provides that holders of the Exchange Notes will not recognize gain or loss for Federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred; or, with respect to clause (B), the Company has delivered to the Trustee an Opinion of Counsel to the effect that the holders of the Exchange Notes will not recognize gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred; (ii) no Event of Default or event that with the passing of time or the giving of notice, or both, shall constitute an Event of Default shall have occurred or be continuing; (iii) the Company has delivered to the Trustee an Opinion of Counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the Investment Company Act of 1940; and (iv) certain other customary conditions precedent are satisfied. (Article Thirteen)

MODIFICATION AND WAIVER

     Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the holders of a majority in aggregate principal amount of the Outstanding Exchange Notes; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Exchange Note affected thereby, (a) change the Stated Maturity of the principal of, or any installment of interest on, any Exchange Note, (b) reduce the principal amount of (or the premium) or interest on any Exchange Note, (c) change the place or currency of payment of principal of (or premium) or interest on any Exchange Note, (d) impair the right to institute suit for the enforcement of any payment on or with respect to any Exchange Note, (e) reduce the above-stated percentage of Outstanding Exchange Notes necessary to modify or amend the Indenture, (f) reduce the percentage of aggregate principal amount of Outstanding Exchange Notes necessary for waiver of

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

compliance with certain provisions of the Indenture or for waiver of certain defaults, (g) modify any provisions of the Indenture relating to the modification and amendment of the Indenture or the waiver of past defaults or covenants, except as otherwise specified, or (h) following the mailing of any Offer to Purchase, modify any Offer to Purchase for the Exchange Notes required under the 'Limitation on Asset Dispositions' and the 'Change of Control' covenants contained in the Indenture in a manner materially adverse to the holders thereof. (Section 902)

     The holders of a majority in aggregate principal amount of the Outstanding Exchange Notes, on behalf of all holders of Exchange Notes, may waive compliance by the Company with certain restrictive provisions of the Indenture. (Section
1020) Subject to certain rights of the Trustee, as provided in the Indenture, the holders of a majority in aggregate principal amount of the Outstanding Exchange Notes, on behalf of all holders of Exchange Notes, may waive any past default under the Indenture, except a default in the payment of principal, premium or interest or a default arising from failure to purchase any Exchange Note tendered pursuant to an Offer to Purchase. (Section 513)

GOVERNING LAW

     The Indenture and the Exchange Notes will be governed by the laws of the State of New York.

THE TRUSTEE

     The Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.
(Sections 601-603)

     The Indenture and provisions of the Trust Indenture Act incorporated by reference therein contain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claim as security or otherwise. The Trustee is permitted to engage in other transactions with the Company or any Affiliate, provided, however, that if it acquires any conflicting interest (as defined in the Indenture or in the Trust Indenture
Act), it must eliminate such conflict or resign. (Section 608)

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

                   DESCRIPTION OF CERTAIN FEDERAL INCOME TAX
              CONSEQUENCES OF AN INVESTMENT IN THE EXCHANGE NOTES

     The following is a summary of certain United States federal income tax consequences associated with the acquisition, ownership, and disposition of the Exchange Notes. The following summary does not discuss all of the aspects of federal income taxation that may be relevant to investors in light of his or her particular circumstances, or to certain types of holders which are subject to special treatment under the federal income tax laws (including dealers in securities, insurance companies, tax-exempt organizations, financial institutions, broker-dealers, S corporations, persons who hold the Exchange Notes as part of a hedge, straddle, 'synthetic security' or other integrated investment, and, except as discussed below, foreign corporations and persons who are not citizens or residents of the United States). Such holders generally are taxed in a similar manner to U.S. Holders (as defined below); however, certain special rules apply. In addition, this discussion is limited to holders who hold the Exchange Notes as capital assets within the meaning of Section 1221 of the United States Internal Revenue Code of 1986 (the 'Code'). This summary also does not describe any tax consequences under state, local, or foreign tax laws.

     The discussion is based upon the Code, Treasury Regulations, Internal Revenue Service ('IRS') rulings and pronouncements and judicial decisions all in effect as of the date hereof, all of which are subject to change at any time by legislative, judicial or administrative action. Any such changes may be applied retroactively in a manner that could adversely affect a holder of the Exchange Notes. The Company has not sought and will not seek any rulings or opinions from the IRS or counsel with respect to the matters discussed below. There can be no assurance that the IRS will not take positions concerning the tax consequences of the purchase, ownership or disposition of the Exchange Notes which are different from those discussed herein.

     PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES THAT MAY APPLY TO THEM, AS WELL AS THE APPLICATION OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

TAX CONSEQUENCES OF THE EXCHANGE OFFER

     The exchange of Initial Notes for Exchange Notes pursuant to the Exchange Offer will not be considered a taxable exchange for United States federal income tax purposes because the Exchange Notes will not differ materially in kind or extent from the Initial Notes and because the exchange will occur by operation of the terms of the Notes. Accordingly, such exchange will have no United States federal income tax consequences to holders of Initial Notes. A holder's adjusted tax basis and holding period in an Exchange Note will be the same as such holder's adjusted tax basis and holding period, respectively, in the Initial Note exchanged therefor. All references to Notes under this heading 'Description of Certain Federal Income Tax Consequences of an Investment in the Notes', apply equally to Exchange Notes.

     Holders considering the exchange of Initial Notes for Exchange Notes should consult their own tax advisors concerning the United States federal income tax consequences in light of their particular situations as well as any consequences arising under state, local or foreign income tax or other tax law.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES TO U.S. HOLDERS

     A U.S. Holder is any holder who or which is (i) a citizen or resident of the United States; (ii) a corporation or partnership created or organized in or under the laws of the United States or of any political subsidiaries thereof;
(iii) an estate other than a 'foreign estate' as defined in Section 7701 (a)
(31) of the Code; or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust.

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     TAXATION OF STATED INTEREST. In general, U.S. Holders of the Exchange Notes will be required to include interest received thereon in taxable income as ordinary income at the time it accrues or is received, in accordance with the holder's regular method of accounting for federal income tax purposes.

     REGISTRATION DEFAULT. Because the Exchange Notes provide for an increase in the interest rate during the time that a Registration Default is in effect, the Exchange Notes are subject to Treasury regulations applicable to debt instruments that provide for one or more contingent payments. Under such Treasury regulations, if the possibility of an increased interest payments is, as of the Issue Date, either a 'remote' or 'incidental' contingency, the payment of such additional interest would not be considered a contingent interest payment and the U.S. federal income tax treatment of such additional interest generally would be the same as that described under 'Taxation of Stated Interest' above. The Company intends to take the position that, solely for these purposes, the payment of additional interest upon a Registration Default is a remote or incidental contingency; such determination is binding on a U.S. Holder unless such holder discloses to the Internal Revenue Service (the 'IRS') that it is taking a contrary position.

     If the Company becomes obligated to pay interest at an increased rate upon a Registration Default, a U.S. Holder generally would be required to include the initial payment of interest at such rate in income as ordinary income when received or accrued, in accordance with such holder's method of accounting for U.S. federal income tax purposes. In addition, the Exchange Notes would be treated as having been reissued at such time for their 'adjusted issue price' (i.e., generally, the stated principal amount of the Exchange Notes). If, at the time of such deemed reissuance, the possibility that the Company would be required to make additional payments of interest at such increased interest rate were not a remote or incidental contingency, a U.S. Holder could be required to accrue the projected payments of interest at such increased rate into income on a constant yield basis, which could result in a holder recognizing income prior to the receipt of the related cash payment. Prospective investors should consult their tax advisors regarding the U.S. federal income tax consequences should the interest rate be increased as a result of a Registration Default.

     EFFECT OF OPTIONAL REDEMPTION AND REPURCHASE. Under certain circumstances the Company may be entitled to redeem a portion of the Exchange Notes. In addition, under certain circumstances, the Company will be required to offer to repurchase all or any part of a holder's Exchange Notes. Treasury Regulations contain special rules for determining the yield to maturity and maturity on a debt instrument in the event the debt instrument provides for a contingency that could result in the acceleration or deferral of one or more payments. The Company does not believe that these rules should apply to either the Company's right to redeem Exchange Notes or to the holders' rights to require the Company to repurchase Exchange Notes. Therefore, the Company has no present intention of treating such redemption and repurchase provisions of the Exchange Notes as affecting the computation of the yield to maturity or maturity date of the Exchange Notes.

     SALE OR OTHER TAXABLE DISPOSITION OF THE NOTES. The sale, exchange, redemption, retirement or other taxable disposition of an Exchange Note will result in the recognition of gain or loss to a U.S. Holder in an amount equal to the difference between (a) the amount of cash and fair market value of property received in exchange therefor (except to the extent attributable to the payment of accrued but unpaid stated interest) and (b) the holder's adjusted tax basis in such an Exchange Note. A holder's initial tax basis in an Exchange Note purchased by such holder will be equal to the price paid for the Exchange Note. Any gain or loss on the sale or other taxable disposition of an Exchange Note generally will be capital gain or loss, and generally will be long-term capital gain or loss if the holding period for the Exchange Note exceeds one year at the time of the disposition. Non-corporate taxpayers may be taxed at reduced rates of federal income tax in respect of long-term capital gains realized on a disposition of Exchange Notes in certain instances (e.g., generally, long-term capital gain recognized by an individual U.S. Holder would be subject to a maximum tax rate of 20% in respect of Exchange Notes held for more than eighteen months, or to a maximum rate of 28% in respect of Exchange Notes held in excess of one year but for eighteen months or less). Prospective investors should consult their tax advisors regarding the tax consequences of realizing long-term capital gains. Payments on such disposition for accrued interest not previously included in income will be treated as ordinary interest income.

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     The exchange of (i) beneficial interests in a Global Exchange Note for a
Certificated Exchange Note or (ii) the exchange of an Initial Note for an Exchange Note, will not constitute a 'significant modification' of the Note for U.S. federal income tax purposes and, accordingly, the beneficial interests, Certificated Exchange Note or Exchange Note received in exchange for the original beneficial interest or Note, as the case may be, would be treated as a continuation of the original Note in the hands of such U.S. Holder. As a result, there would be no U.S. federal income tax consequences to a U.S. Holder upon such exchanges.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES FOR NON-U.S. HOLDERS

     For purposes hereof, a 'Non-U.S. Holder' is any person that is not a U.S. Holder. This summary does not address the tax consequences to stockholders, partners or beneficiaries in a Non-U.S. Holder.

     PAYMENTS OF INTERESTS. Interest that is paid to a Non-U.S. Holder on an Exchange Note will not be subject to U.S. withholding tax provided that (a) (i) the Non-U.S. Holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote; (ii) the Non-U.S. Holder is not a controlled foreign corporation that is related to the Company actually or constructively through stock ownership for United States federal income tax purposes; (iii) the Non-U.S. Holder is not a bank receiving interest on a loan entered into in the ordinary course of business; and (iv) either (x) the beneficial owner of the Exchange Note provides the Company or its paying agent with a properly executed certification on IRS Form W-8 (or a suitable substitute form) signed under penalties of perjury that the beneficial owner is not a 'U.S. person' for United States federal income tax purposes and that provides the beneficial owner's name and address, or (y) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its business holds the Exchange Note and certifies to the Company or its agent under penalties of perjury that the IRS Form W-8 (or a suitable substitute) has been received by it from the beneficial owner of the Exchange Note or a qualifying intermediary and furnishes the payor a copy thereof; (b) the interest received on the Exchange Note is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States, and the Non-U.S. Holder complies with certain reporting requirements; or (c) a U.S. income tax treaty applies to reduce the rate of withholding to zero and the Non-U.S. Holder provides a properly executed Form 1001.

     Recently issued Treasury regulations (the 'Withholding Regulations') that will be effective with respect to payments made after December 31, 1999, will provide alternative methods for satisfying the certification requirements described in clause (a)(iv) above. The Withholding Regulations will also require, in the case of Exchange Notes held by a foreign partnership, that (x) the certification described in clause (a)(iv) above be provided by the partners and (y) the partnership provide certain information, including its taxpayer identification number. A look-through rule will apply in the case of tiered partnerships.

     Payments of interest to a Non-U.S. Holder that do not qualify for the non-imposition of U.S. withholding tax discussed above, will be subject to U.S. federal withholding tax at a rate of 30% (or such reduced rate of withholding as provided for in an applicable treaty if such Non-U.S. Holder provides a properly executed Form 1001).

     SALE, EXCHANGE OR RETIREMENT OF EXCHANGE NOTES. Any gain realized by a Non-U.S. Holder on the sale, exchange or retirement of the Exchange Notes, will generally not be subject to United States federal income tax or withholding unless (i) the Non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year of the disposition and meets certain other requirements; (ii) the Non-U.S. Holder is subject to tax pursuant to certain provisions of the Code applicable to certain individuals who renounce their United States citizenship or terminate long-term United States residency or (iii) the gain is effectively connected with a U.S. trade or business conducted by the Non-U.S. Holder. If a Non-U.S. Holder falls under clause (i) above, the holder generally will be subject to United States federal income tax at a rate of 30% on the gain derived from the sale (or reduced treaty rate) and may be subject to withholding in certain circumstances. If a Non-U.S. Holder falls under clause (ii) above, the holder will be taxed on the net gain derived from the sale under the graduated United States federal income tax rates that are applicable to United States citizens and resident aliens, and may be subject to withholding under certain circumstances.

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

     EFFECTIVELY CONNECTED INCOME. To the extent that interest or other payments received by a Non-U.S. Holder with respect to the Exchange Notes (or proceeds from the disposition of the Exchange Notes) are treated as being effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States (or the Non-U.S. Holder is otherwise subject to U.S. federal income taxation on a net basis with respect to such Non-U.S. Holder's ownership of the Notes), such Non-U.S. Holder will generally be subject to rules similar to that described above under 'U.S. Taxation of U.S. Holders' (subject to any modification provided under an applicable income tax treaty). Such Non-U.S. Holder may also be subject to the U.S. 'branch profits tax' if such Non-U.S. Holder is a corporation.

     U.S. FEDERAL ESTATE TAXES. An Exchange Note beneficially owned by an individual who is a Non-U.S. Holder at the time of his or her death generally will not be subject to U.S. federal estate tax as a result of such death if (i) the Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote and (ii) interest payments with respect to the Exchange Note would not have been, if received at the time of such individual's death, effectively connected with the conduct of a U.S. trade or business.

U.S. INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

     The backup withholding rules require a payor to deduct and withhold a tax if (i) the payee fails to furnish a taxpayer identification number ('TIN') in the prescribed manner, (ii) the IRS notifies the payor that the TIN furnished by the payee is incorrect, (iii) the payee has failed to report properly the receipt of 'reportable payments' and the IRS has notified the payor that withholding is required, or (iv) the payee fails to certify under the penalty of perjury that such payee is not subject to backup withholding. If any one of the events discussed above occurs with respect to a holder of Exchange Notes, the Company, its paying agent or other withholding agent will be required to withhold a tax equal to 31% of any 'reportable payment' made in connection with the Exchange Notes of such holder. A 'reportable payment' includes, among other things, amounts paid in respect of interest on an Exchange Note. Certain holders (including, among others, corporations and certain tax-exempt organizations) are not subject to backup withholding.

     Back-up withholding generally will not apply to an Exchange Note issued in registered form that is beneficially owned by a Non-U.S. Holder if the certification of Non-U.S. Holder status is provided to the Company or its agent as described above in 'Certain Federal Income Tax Consequences to Non-U.S. Holders -- Interest', provided that the payor does not have actual knowledge that the holder is a U.S. person. The Company may be required to report annually to the IRS and to each Non-U.S. Holder the amount of interest paid to, and the tax withheld, if any, with respect to each Non-U.S. Holder.

     If payments of principal and interest are made to the beneficial owner of an Exchange Note by or through the foreign office of a custodian, nominee or other agent of such beneficial owner, or if the proceeds of the sale of Exchange Notes are paid to the beneficial owner of an Exchange Note through a foreign office of a 'broker' (as defined in the pertinent Regulations), the proceeds will not be subject to backup withholding (absent actual knowledge that the payee is a U.S. person). Information reporting (but not backup withholding) will apply, however, to a payment by a foreign office of a custodian, nominee, agent or broker that is (i) a U.S. person, (ii) a controlled foreign corporation for United States federal income tax purposes, or (iii) a foreign person that derives 50% or more of its gross income from the conduct of a United States trade or business for a specified three-year period or, effective after December 31, 1998, by a foreign office of certain other persons; unless the broker has in its records documentary evidence that the holder is a Non-U.S. Holder and certain conditions are met (including that the broker has no actual knowledge that the holder is a U.S. Holder) or the holder otherwise establishes an exemption. Payment through the United States office of a custodian, nominee, agent or broker is subject to both backup withholding at a rate of 31% and information reporting, unless the holder certifies that it is a Non-U.S. Holder under penalties of perjury or otherwise establishes an exemption.

     Any amount withheld under the backup withholding rules will be allowed as a credit against, or refund of, such holder's United States federal income tax liability, provided that the required information is provided by the holder to the IRS.

                              PLAN OF DISTRIBUTION

     Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Initial Notes where such Initial Notes were acquired as a result of market-making activities or other trading activities. The Company has agreed that it will make this Prospectus, as amended or supplemented, available to such broker-dealer for use in connection with any such resale.

     The Company will not receive any proceeds from any sale of Exchange Notes by broker-dealers. Exchange Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at prevailing market prices at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the Notes. Any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an 'underwriter' within the meaning of the Securities Act and any profit from any such resale of Exchange Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an 'underwriter' within the meaning of the Securities Act.

     The Company promptly will send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any broker-dealer that requests such documents in the Letter of Transmittal. The Company has agreed to pay all expenses incident to the Exchange Offer (including the expenses of one counsel for the holders of the Initial Notes) other than dealers' and brokers' discounts, commissions and counsel fees and will indemnify the holders of the Initial Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

                         VALIDITY OF THE EXCHANGE NOTES

     The validity of the Exchange Notes will be passed upon for the Company by Rosenman & Colin LLP, 575 Madison Avenue, New York, New York 10022. Edward H. Cohen, a member of Rosenman & Colin LLP, is a director of the Company and is the beneficial owner of 14,963 shares of the Company's Common Stock.

                                   EXPERTS

     The consolidated financial statements (including the schedule incorporated by reference) of the Company at February 1, 1998 and February 2, 1997, and for each of the three years in the period ended February 1, 1998, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     With respect to the unaudited condensed consolidated interim financial information for the thirteen weeks ended May 3, 1998 appearing in this Prospectus and Registration Statement, Ernst & Young LLP has reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report appearing elsewhere herein states that they did not audit and they do not express an opinion on such interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted considering the limited nature of the review procedures applied. The independent auditors are not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited interim financial information because that report is not a 'report' or a 'part' of the Registration Statement prepared or certified by the auditors within the meaning of Sections 7 and 11 of the Securities Act.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports and other information with the Commission. Such reports and other information filed with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10007 and at Northwestern Atrium Center, 500 West Madison Street, 14th Floor, Chicago, Illinois 60661-2551. Copies of such material also can be obtained from the principal office of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Materials filed electronically with the Commission via EDGAR may also be accessed through the Commission's home page at http://www.sec.gov.

     This Prospectus constitutes a part of a Registration Statement of Form S-4 filed by the Company with the Commission under the Securities Act. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information contained in the Registration Statement and the exhibits and schedules thereto, and reference is hereby made to the Registration Statement and the exhibits and schedules thereto for further information with respect to the Company and the Exchange Notes. Statements contained herein concerning the provisions of any documents filed as an exhibit to the Registration Statement or otherwise filed with the Commission are not necessarily complete, and in each instance, reference is made to the copy of such document so filed. Each such statement is qualified in its entirety by such reference.

                         INDEX TO FINANCIAL STATEMENTS

Report of Independent Auditors............................................................................    F-2

Consolidated Balance Sheets as of February 2, 1997 and February 1, 1998...................................    F-3

Consolidated Statements of Operations for the years ended January 28, 1996, February 2, 1997 and February
  1, 1998.................................................................................................    F-4

Consolidated Statements of Cash Flows for the years ended January 28, 1996, February 2, 1997 and February
  1, 1998.................................................................................................    F-5

Consolidated Statements of Changes in Stockholders' Equity for the years ended January 28, 1996, February
  2, 1997 and February 1, 1998............................................................................    F-6

Notes to Consolidated Financial Statements................................................................    F-7

Independent Accountants Review Report.....................................................................   F-18

Condensed Consolidated Balance Sheet as of May 3, 1998 (unaudited)........................................   F-19

Condensed Consolidated Statements of Operations for the thirteen weeks ended May 4, 1997 and May 3, 1998
  (unaudited).............................................................................................   F-20

Condensed Consolidated Statements of Cash Flows for the thirteen weeks ended May 4, 1997 and May 3, 1998
  (unaudited).............................................................................................   F-21

Notes to Condensed Consolidated Financial Statements (unaudited)..........................................   F-22

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

To the Stockholders and the Board of Directors
Phillips-Van Heusen Corporation

     We have audited the accompanying consolidated balance sheets of Phillips-Van Heusen Corporation and subsidiaries as of February 1, 1998 and February 2, 1997, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended February 1, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Phillips-Van Heusen Corporation and subsidiaries at February 1, 1998 and February 2, 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended February 1, 1998 in conformity with generally accepted accounting principles.


                                            /s/ Ernst & Young LLP


New York, New York
March 10, 1998, except for the
     Long-Term Debt note,
     which is as of April 22, 1998

                        PHILLIPS-VAN HEUSEN CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                       Feb. 2, 1997     FEB. 1, 1998
                                                                                       -------------    -------------
                                       ASSETS
Current assets:
  Cash, including cash equivalents of $1,861 and $1,413.............................     $  11,590        $  11,748
  Trade receivables, less allowances of $3,401 and $2,911...........................        91,806           88,656
  Inventories.......................................................................       237,422          249,534
  Other, including deferred taxes of $4,300 and $19,031.............................        22,140           35,080
                                                                                         ---------        ---------
     Total Current Assets...........................................................       362,958          385,018
Property, Plant and Equipment.......................................................       137,060           94,582
Goodwill............................................................................       120,324          116,467
Other Assets, including deferred taxes of $16,617 and $44,094.......................        37,094           64,392
                                                                                         ---------        ---------
                                                                                         $ 657,436        $ 660,459
                                                                                         ---------        ---------
                                                                                         ---------        ---------

                        LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Notes payable.....................................................................     $  20,000        $   7,900
  Accounts payable..................................................................        36,355           36,233
  Accrued expenses..................................................................        55,754           89,202
  Current portion of long-term debt.................................................        10,157
                                                                                         ---------        ---------
     Total Current Liabilities......................................................       122,266          133,335
Long-Term Debt, less current portion................................................       189,398          241,004
Other Liabilities...................................................................        55,614           65,815
Stockholders' Equity:
  Preferred stock, par value $100 per share; 150,000 shares authorized; no shares outstanding
  Common stock, par value $1 per share; 100,000,000 shares authorized; shares issued
     27,045,705 and 27,179,244......................................................        27,046           27,179
  Additional capital................................................................       116,296          116,954
  Retained earnings.................................................................       146,816           76,172
                                                                                         ---------        ---------
     Total Stockholders' Equity.....................................................       290,158          220,305
                                                                                         ---------        ---------
                                                                                         $ 657,436        $ 660,459
                                                                                         ---------        ---------
                                                                                         ---------        ---------

                See notes to consolidated financial statements.

                        PHILLIPS-VAN HEUSEN CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                          1995          1996          1997
                                                                       ----------    ----------    ----------
Net sales...........................................................   $1,464,128    $1,359,593    $1,350,007
Cost of goods sold..................................................      987,921       910,517       937,965
                                                                       ----------    ----------    ----------
Gross profit........................................................      476,207       449,076       412,042
Selling, general and administrative expenses........................      428,634       401,338       412,495
Facility and store closing, restructuring and other expenses........       27,000                      86,700
                                                                       ----------    ----------    ----------
Income (loss) before interest and taxes.............................       20,573        47,738       (87,153)
Interest expense, net...............................................       23,199        23,164        20,672
                                                                       ----------    ----------    ----------
Income (loss) before taxes..........................................       (2,626)       24,574      (107,825)
Income tax expense (benefit)........................................       (2,920)        6,044       (41,246)
                                                                       ----------    ----------    ----------
Net income (loss)...................................................   $      294    $   18,530    $  (66,579)
                                                                       ----------    ----------    ----------
                                                                       ----------    ----------    ----------
Net income (loss) per share:
  Basic.............................................................   $     0.01    $     0.69    $    (2.46)
                                                                       ----------    ----------    ----------
                                                                       ----------    ----------    ----------
  Diluted...........................................................   $     0.01    $     0.68    $    (2.46)
                                                                       ----------    ----------    ----------
                                                                       ----------    ----------    ----------

     In 1995 and 1997, PVH recorded pre-tax charges of $27,000 and $132,700, respectively, related principally to a series of actions the Company has taken to accelerate the execution of PVH's ongoing strategy to build its brands. Such charges have been recorded in the consolidated statements of operations as follows:

                                                                          1995       1997
                                                                        --------    -------
Cost of goods sold...................................................               $46,000
Facility and store closing, restructuring and other expenses.........   $ 27,000     86,700
                                                                        --------    -------
                                                                          27,000    132,700
Income tax benefit...................................................     (9,984)   (47,200)
                                                                        --------    -------
                                                                        $ 17,016    $85,500
                                                                        --------    -------
                                                                        --------    -------

                See notes to consolidated financial statements.

                        PHILLIPS-VAN HEUSEN CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                              1995         1996         1997
                                                                            ---------    ---------    --------
Operating activities:
  Net income (loss)......................................................   $     294    $  18,530    $(66,579)
  Adjustments to reconcile net income (loss) to net cash provided (used)
     by operating activities:
       Depreciation and amortization.....................................      33,740       29,438      25,300
       Write-off of property, plant and equipment........................      13,000                   40,800
       Deferred income taxes.............................................       3,363        8,214     (42,208)
       Equity income in Pyramid Sportswear...............................         (85)        (900)       (792)
  Changes in operating assets and liabilities:
     Receivables.........................................................     (13,927)      18,060       3,150
     Income tax refund receivable........................................                   16,987
     Inventories.........................................................      16,315       39,351     (12,112)
     Accounts payable and accrued expenses...............................     (83,897)     (17,782)     34,038
     Deferred landlord contributions.....................................        (399)      (5,001)     (5,949)
     Other-net...........................................................         808       (5,021)     15,998
                                                                            ---------    ---------    --------
     Net cash provided (used) by operating activities....................     (30,788)     101,876      (8,354)
                                                                            ---------    ---------    --------

Investing activities:
  Acquisition of the Apparel Group of Crystal Brands, Inc................    (114,503)
  Property, plant and equipment acquired.................................     (39,773)     (22,578)    (17,923)
  Investment in Pyramid Sportswear.......................................      (6,950)
  Other-net..............................................................                      143         360
                                                                            ---------    ---------    --------
     Net cash used by investing activities...............................    (161,226)     (22,435)    (17,563)
                                                                            ---------    ---------    --------

Financing activities:
  Proceeds from revolving line of credit.................................     204,996       52,582     123,000
  Payments on revolving line of credit and long-term borrowings..........     (73,660)    (134,302)    (93,651)
  Exercise of stock options..............................................       1,745          386         791
  Cash dividends.........................................................      (4,007)      (4,050)     (4,065)
                                                                            ---------    ---------    --------
     Net cash provided (used) by financing activities....................     129,074      (85,384)     26,075
                                                                            ---------    ---------    --------
Increase (decrease) in cash..............................................     (62,940)      (5,943)        158
Cash at beginning of period..............................................      80,473       17,533      11,590
                                                                            ---------    ---------    --------
Cash at end of period....................................................   $  17,533    $  11,590    $ 11,748
                                                                            ---------    ---------    --------
                                                                            ---------    ---------    --------

                See notes to consolidated financial statements.

                        PHILLIPS-VAN HEUSEN CORPORATION

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                  COMMON STOCK
                                              ---------------------
                                                            $1 PAR     ADDITIONAL    RETAINED    STOCKHOLDERS'
                                                SHARES       VALUE      CAPITAL      EARNINGS       EQUITY
                                              ----------    -------    ----------    --------    -------------
January 29, 1995...........................   26,610,310    $26,610     $ 112,801    $136,049      $ 275,460
  Stock options exercised..................      187,908        188         1,557                      1,745
  Net income...............................                                               294            294
  Cash dividends...........................                                            (4,007)        (4,007)
  Investment in Pyramid Sportswear.........      181,134        181         1,619                      1,800
                                              ----------    -------    ----------    --------    -------------

January 28, 1996...........................   26,979,352     26,979       115,977     132,336        275,292
  Stock options exercised..................       66,353         67           319                        386
  Net income...............................                                            18,530         18,530
  Cash dividends...........................                                            (4,050)        (4,050)
                                              ----------    -------    ----------    --------    -------------

FEBRUARY 2, 1997...........................   27,045,705     27,046       116,296     146,816        290,158
  Stock options exercised..................      133,539        133           658                        791
  Net loss.................................                                           (66,579)       (66,579)
  Cash dividends...........................                                            (4,065)        (4,065)
                                              ----------    -------    ----------    --------    -------------

FEBRUARY 1, 1998...........................   27,179,244    $27,179     $ 116,954    $ 76,172      $ 220,305
                                              ----------    -------    ----------    --------    -------------
                                              ----------    -------    ----------    --------    -------------

                See notes to consolidated financial statements.

                        PHILLIPS-VAN HEUSEN CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Principles of Consolidation -- The consolidated financial statements include the accounts of PVH and its subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

     Use of Estimates -- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from the estimates.

     Fiscal Year -- Fiscal years are designated in the financial statements and notes by the calendar year in which the fiscal year commences. Accordingly, results for fiscal years 1995 and 1997 represent the 52 weeks ended January 28, 1996 and February 1, 1998, respectively. Fiscal year 1996 represents the 53 weeks ended February 2, 1997.

     Cash and Cash Equivalents -- PVH considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

     Asset Impairments -- PVH records impairment losses on long-lived assets (including goodwill) used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by the related assets are less than the carrying amounts of those assets.

     Inventories -- Inventories are stated at the lower of cost or market. Cost for apparel inventories of $90,151 (1996) and $90,999 (1997) is determined using the last-in, first-out method (LIFO). Cost for footwear and certain sportswear inventories is determined using the first-in, first-out method (FIFO).

     Property, Plant and Equipment -- Depreciation is computed principally by the straight line method over the estimated useful lives of the various classes of property.

     Goodwill -- Goodwill, net of accumulated amortization of $8,615 and $11,358 in 1996 and 1997, respectively, is being amortized principally by the straight line method over 40 years.

     Contributions from Landlords -- PVH receives contributions from landlords for fixturing retail stores which the Company leases. Such amounts are amortized as a reduction of rent expense over the life of the related lease. Unamortized contributions are included in accrued expenses and other liabilities and amounted to $18,747 and $12,798 in 1996 and 1997, respectively.

     Fair Value of Financial Instruments -- Using discounted cash flow analyses, PVH estimates that the fair value of all financial instruments approximates their carrying value, except as noted in the footnote entitled 'Long-Term Debt'.

     Stock-Based Compensation -- PVH accounts for its stock options under the provisions of APB Opinion No. 25, 'Accounting for Stock Issued to Employees,' and complies with the disclosure requirements of FASB Statement No. 123, 'Accounting for Stock-Based Compensation'.

     Advertising -- Advertising costs are expensed as incurred and totaled $21,136 (1995), $19,427 (1996) and $37,762 (1997).

EARNINGS PER SHARE

     In 1997, PVH adopted FASB Statement No. 128, 'Earnings Per Share'. This statement replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share.

     PVH computed its basic and diluted earnings per share by dividing net income or loss by:

                                                                1995          1996          1997
                                                             ----------    ----------    ----------
Weighted Average Common Shares Outstanding for Basic
  Earnings Per Share......................................   26,725,804    27,004,115    27,107,633
Impact of Dilutive Employee Stock Options.................      295,529       209,462
                                                             ----------    ----------    ----------
Total Shares for Diluted Earnings Per Share...............   27,021,333    27,213,577    27,107,633
                                                             ----------    ----------    ----------
                                                             ----------    ----------    ----------

                        PHILLIPS-VAN HEUSEN CORPORATION

                       (IN THOUSANDS, EXCEPT SHARE DATA)

INCOME TAXES

     Income taxes consist of:

                                                                         1995       1996        1997
                                                                        -------    -------    --------
Federal:
  Current............................................................   $(8,219)   $(4,620)   $    400
  Deferred...........................................................     2,995      7,959     (42,985)
State, foreign and local:
  Current............................................................     1,936      2,450         562
  Deferred...........................................................       368        255         777
                                                                        -------    -------    --------
                                                                        $(2,920)   $ 6,044    $(41,246)
                                                                        -------    -------    --------
                                                                        -------    -------    --------

     Taxes paid were $3,371 (1995), $1,262 (1996) and $1,155 (1997). In addition, PVH received an income tax refund of $16,987 in 1996.

     The approximate tax effect of items giving rise to the deferred income tax asset recognized in the Company's balance sheets is as follows:

                                                                                    1996        1997
                                                                                  --------    --------
Depreciation...................................................................   $(18,349)   $(18,427)
Landlord contributions.........................................................      7,367       5,030
Facility and store closing, restructuring and other expenses...................        415      27,295
Employee compensation and benefits.............................................      9,243      10,302
Tax loss and credit carryforwards..............................................     17,231      31,179
Other -- net...................................................................      5,010       7,746
                                                                                  --------    --------
                                                                                  $ 20,917    $ 63,125
                                                                                  --------    --------
                                                                                  --------    --------

     A reconciliation of the statutory Federal income tax to the income tax expense (benefit) is as follows:

                                                                         1995       1996        1997
                                                                        -------    -------    --------
Statutory 35% federal tax............................................   $  (919)   $ 8,601    $(37,739)
State, foreign and local income taxes, net of Federal income tax
  benefit............................................................     1,454      1,463         805
Income of Puerto Rico Subsidiaries(1)................................    (3,298)    (3,757)     (3,258)
Other -- net.........................................................      (157)      (263)     (1,054)
                                                                        -------    -------    --------
Income tax expense (benefit).........................................   $(2,920)   $ 6,044    $(41,246)
                                                                        -------    -------    --------
                                                                        -------    -------    --------

------------------
(1) Exemption from Puerto Rico income tax expires in 1998. PVH anticipates this exemption will be extended through 2008.

INVENTORIES

     Inventories are summarized as follows:

                                                                                   1996        1997
                                                                                 --------    --------
Raw materials.................................................................   $ 16,670    $ 15,964
Work in process...............................................................     13,208      15,216
Finished goods................................................................    207,544     218,354
                                                                                 --------    --------
                                                                                 $237,422    $249,534
                                                                                 --------    --------
                                                                                 --------    --------

     Inventories would have been approximately $13,000 and $12,000 higher than reported at February 2, 1997 and February 1, 1998, respectively, if the FIFO method of inventory accounting had been used for all apparel.

                        PHILLIPS-VAN HEUSEN CORPORATION

                       (IN THOUSANDS, EXCEPT SHARE DATA)

PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment, at cost, are summarized as follows:

                                                                 ESTIMATED
                                                                   USEFUL
                                                                   LIVES         1996        1997
                                                                ------------   --------    --------
Land.........................................................                  $  1,774    $  1,646
Buildings and building improvements..........................   15-40 years      37,778      24,932
Machinery and equipment, furniture and fixtures and leasehold
  improvements...............................................    5-15 years     233,884     187,671
                                                                               --------    --------
                                                                                273,436     214,249
Less: Accumulated depreciation and amortization..............                   136,376     119,667
                                                                               --------    --------
                                                                               $137,060    $ 94,582
                                                                               --------    --------
                                                                               --------    --------

LONG-TERM DEBT

     Long-term debt, exclusive of current portion, is as follows:

                                                                                   1996        1997
                                                                                 --------    --------
Revolving Credit Facility.....................................................   $ 40,000    $ 91,600
7.75% Debentures..............................................................     99,442      99,448
7.75% Senior Notes............................................................     49,286      49,286
Other debt....................................................................        670         670
                                                                                 --------    --------
                                                                                 $189,398    $241,004
                                                                                 --------    --------
                                                                                 --------    --------

     PVH issued $100,000 of 7.75% Debentures due 2023 on November 15, 1993 with a yield to maturity of 7.80%. Interest is payable semi-annually. Based on current market conditions, PVH estimates that the fair value of these Debentures on February 1, 1998, using discounted cash flow analyses, was approximately $93,400.

     On April 22, 1998, PVH completed a refinancing of its Revolving Credit Facility and its 7.75% Senior Notes by entering into a new $325,000 Senior Secured Credit Facility with a group of banks and by issuing $150,000 of 9.5% Senior Subordinated Notes due May 1, 2008. The net proceeds from the Senior Subordinated Notes were used to retire the 7.75% Senior Notes and to repay a portion of the amount due under PVH's prior Revolving Credit Facility. Accordingly, such amounts have been classified as long-term debt as of February 1, 1998.

     The new $325,000 Credit Facility has a 5 year term and all borrowings thereunder are due April 22, 2003. The Facility includes a revolving credit facility which allows PVH, at its option, to borrow and repay amounts up to $325,000. The Facility also includes a letter of credit facility with a sub-limit of $250,000 provided, however, that the aggregate maximum amount outstanding under both the revolving credit facility and the letter of credit facility is $325,000. Interest is payable quarterly at a spread over LIBOR or the prime rate, at the borrower's option, with the spread based on PVH's credit rating and certain financial ratios. The Facility also provides for payment of a fee on the unutilized portion of the Facility.

     The 9.5% Senior Subordinated Notes have a yield to maturity of 9.58% and interest payable semi-annually.

     In connection with the 7.75% Debentures and the $325,000 Credit Facility, substantially all of PVH's assets have been pledged as collateral.

     In connection with the early retirement of the 7.75% Senior Notes, PVH paid a yield maintenance premium of $1,446, which will be classified as an extraordinary item in 1998.

     The weighted average interest rate on outstanding borrowings under the revolving credit facility at February 2, 1997 and February 1, 1998 was 6.2% and 6.4%, respectively.

     Interest paid was $22,949 (1995), $24,039 (1996) and $20,784 (1997).

     There are no scheduled maturities of long-term debt for the next five years.

                        PHILLIPS-VAN HEUSEN CORPORATION

                       (IN THOUSANDS, EXCEPT SHARE DATA)

INVESTMENT IN PYRAMID SPORTSWEAR

     During the fourth quarter of 1995, PVH acquired 25% of Pyramid Sportswear ('Pyramid') for $6,950 in cash and $1,800 in the Company's common stock. PVH accounts for its investment in Pyramid under the equity method of accounting. Pyramid, headquarted in Sweden, designs, develops and sources Gant sportswear under a license from PVH and markets such sportswear in 35 countries around the world. In connection with this investment, PVH also acquired an option to purchase the remaining 75% of Pyramid beginning in 2000.

STOCKHOLDERS' EQUITY

     Preferred Stock Rights -- On June 10, 1986, the Board of Directors declared a distribution of one Right (the 'Rights') to purchase Series A Cumulative Participating Preferred Stock, par value $100 per share, for each outstanding share of common stock. As a result of subsequent stock splits, each outstanding share of common stock now carries with it one-fifth of one Right.

     Under certain circumstances, each Right will entitle the registered holder to acquire from the Company one one-hundredth (1/100) of a share of said Series A Preferred Stock at an exercise price of $100. The Rights will be exercisable, except in certain circumstances, commencing ten days following a public announcement that (i) a person or group has acquired or obtained the right to acquire 20% or more of the common stock, in a transaction not approved by the Board of Directors or (ii) a person or group has commenced or intends to commence a tender offer for 30% or more of the common stock (the 'Distribution Date').

     If PVH is the surviving corporation in a merger or other business combination then, under certain circumstances, each holder of a Right will have the right to receive upon exercise the number of shares of common stock having a market value equal to two times the exercise price of the Right.

     In the event PVH is not the surviving corporation in a merger or other business combination, or more than 50% of PVH's assets or earning power is sold or transferred, each holder of a Right will have the right to receive upon exercise the number of shares of common stock of the acquiring company having a market value equal to two times the exercise price of the Right.

     At any time prior to the close of business on the Distribution Date, PVH may redeem the Rights in whole, but not in part, at a price of $.05 per Right. During 1996, the rights were extended for a period of 10 years from the date of initial expiration and will expire on June 16, 2006.

     Stock Options -- Under PVH's stock option plans, non-qualified and incentive stock options ('ISOs') may be granted. Options are granted at fair market value at the date of grant. ISOs and non-qualified options granted have a ten year duration. Generally, options are cumulatively exercisable in three installments commencing three years after the date of grant.

     Under APB Opinion No. 25, PVH does not recognize compensation expense because the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant. Under FASB Statement No. 123, proforma information regarding net income and earnings per share is required as if the Company had accounted for its employee stock options under the fair value method of that Statement.

     For purposes of proforma disclosures, PVH estimated the fair value of stock options granted since 1995 at the date of grant using the Black-Scholes option pricing model. The estimated fair value of the options is amortized to expense over the options' vesting period.

                        PHILLIPS-VAN HEUSEN CORPORATION

                       (IN THOUSANDS, EXCEPT SHARE DATA)

STOCKHOLDERS' EQUITY--(CONTINUED)

     The following summarizes the assumptions used to estimate the fair value of stock options granted in each year and certain proforma information:

                                                                      1995        1996        1997
                                                                    --------    --------    --------
Risk-free interest rate..........................................      6.05%       6.61%       6.49%
Expected option life.............................................    7 Years     7 Years     7 YEARS
Expected volatility..............................................      30.6%       30.6%       26.0%
Expected dividends per share.....................................   $   0.15    $   0.15    $   0.15
Weighted average estimated fair value per share of options
  granted........................................................   $   6.11    $   5.29    $   5.43
Proforma net income (loss).......................................   $   (127)   $ 17,396    $(68,242)
Proforma basic and diluted net income (loss) per share...........   $  (0.00)   $   0.65    $  (2.52)

     As any options granted in the future will also be subject to the fair value proforma calculations, the proforma adjustments for 1995, 1996 and 1997 may not be indicative of future years.

     Other data with respect to stock options follows:

                                                                     OPTION PRICE        WEIGHTED AVERAGE
                                                     SHARES            PER SHARE         PRICE PER SHARE
                                                    ---------    ---------------------   ----------------
Outstanding at January 29, 1995..................   1,554,249          $ 4.75 - $36.25        $16.99
  Granted........................................     568,390           10.75 -  17.50         15.02
  Exercised......................................     187,908            4.75 -  10.69          7.17
  Cancelled......................................     131,383            4.75 -  34.75         20.37
                                                    ---------    ---------------------      --------
Outstanding at January 28, 1996..................   1,803,348            4.75 -  36.25         17.14
  Granted........................................     948,411           10.75 -  14.38         12.83
  Exercised......................................      66,353            4.75 -   8.75          5.81
  Cancelled......................................     727,866            6.88 -  36.25         26.07
                                                    ---------    ---------------------      --------
Outstanding at February 2, 1997..................   1,957,540            4.75 -  31.63         12.12
  Granted........................................     817,250           12.81 -  15.68         14.23
  Exercised......................................     133,539            4.75 -  13.13          5.93
  Cancelled......................................     179,587            6.88 -  31.63         14.49
                                                    ---------    ---------------------      --------
Outstanding at February 1, 1998..................   2,461,664          $ 5.94 - $31.63        $12.98
                                                    ---------    ---------------------      --------
                                                    ---------    ---------------------      --------

     Of the outstanding options at February 1, 1998, 434,466 shares have an exercise price below $12.25, 2,023,558 shares have an exercise price from $12.25 to $16.50 and 3,640 shares have an exercise price above $16.50. The weighted average remaining contractual life for all options outstanding at February 1, 1998 is 7.6 years.

     Of the outstanding options at February 2, 1997 and February 1, 1998, options covering 645,091 and 650,479 shares were exercisable at a weighted average price of $9.35 and $10.56, respectively. Stock options available for grant at February 2, 1997 and February 1, 1998 amounted to 311,496 and 1,704,250 shares, respectively.

LEASES

     PVH leases retail stores, manufacturing facilities, office space and equipment. The leases generally are renewable and provide for the payment of real estate taxes and certain other occupancy expenses. Retail store leases generally provide for the payment of percentage rentals based on store sales and other costs associated with the leased property.

                        PHILLIPS-VAN HEUSEN CORPORATION

                       (IN THOUSANDS, EXCEPT SHARE DATA)

LEASES--(CONTINUED)

     At February 1, 1998, minimum annual rental commitments under non-cancellable operating leases, including leases for new retail stores which had not begun operating at February 1, 1998, are as follows:

1998.........................................................   $ 59,232
1999.........................................................     46,049
2000.........................................................     33,183
2001.........................................................     26,036
2002.........................................................     19,653
Thereafter...................................................     48,174
                                                                --------
Total minimum lease payments.................................   $232,327
                                                                --------
                                                                --------

     Rent expense, principally for real estate, is as follows:

                                                                        1995       1996       1997
                                                                       -------    -------    -------
Minimum.............................................................   $69,988    $67,914    $65,177
Percentage and other................................................    11,807     11,166     11,139
                                                                       -------    -------    -------
                                                                       $81,795    $79,080    $76,316
                                                                       -------    -------    -------
                                                                       -------    -------    -------

RETIREMENT AND BENEFIT PLANS

     Defined Benefit Plans -- PVH has noncontributory, defined benefit pension plans covering substantially all U.S. employees meeting certain age and service requirements. For those vested (after five years of service), the plans provide monthly benefits upon retirement based on career compensation and years of credited service. It is PVH's policy to fund pension cost annually in an amount consistent with Federal law and regulations. The assets of the plans are principally invested in a mix of fixed income and equity investments. In addition, PVH also participates in multi-employer plans, which provide defined benefits to their union employees.

     A summary of the components of net pension cost for the defined benefit plans and the total contributions charged to pension expense for the multi-employer plans follows:

                                                                       1995        1996        1997
                                                                     --------    --------    --------
Defined Benefit Plans:
  Service cost -- benefits earned during the period...............   $  2,145    $  2,528    $  2,004
  Interest cost on projected benefit obligation...................      7,107       7,425       7,935
  Actual gain on plan assets......................................    (19,533)    (13,688)    (19,772)
  Net amortization and deferral of actuarial gains................     12,028       5,354      11,259
                                                                     --------    --------    --------
Net pension cost of defined benefit plans.........................      1,747       1,619       1,426
Multi-employer plans..............................................        219         253         213
                                                                     --------    --------    --------
Total pension expense.............................................   $  1,966    $  1,872    $  1,639
                                                                     --------    --------    --------
                                                                     --------    --------    --------

     Significant rate assumptions used in determining pension obligations at the end of each year, as well as pension cost in the following year, were as follows:

                                                                                 1995     1996     1997
                                                                                 ----     ----     ----
Discount rate used in determining projected benefit obligation................   7.50%    8.00%    7.25%
Rate of increase in compensation levels.......................................   4.00%    4.50%    4.00%
Long-term rate of return on assets............................................   8.75%    8.75%    8.75%

                        PHILLIPS-VAN HEUSEN CORPORATION

                       (IN THOUSANDS, EXCEPT SHARE DATA)

RETIREMENT AND BENEFIT PLANS--(CONTINUED)

     The following table sets forth the plans' funded status and amounts recognized for defined benefit plans in the Company's balance sheets:

                                                                                1996         1997
                                                                              ---------    ---------
Actuarial present value of benefit obligations:
  Vested benefit obligation................................................   $  91,379    $ 108,656
                                                                              ---------    ---------
                                                                              ---------    ---------
  Accumulated benefit obligation...........................................   $  93,373    $ 110,171
                                                                              ---------    ---------
                                                                              ---------    ---------
Plan assets at fair value..................................................   $ 110,830    $ 124,663
Less: projected benefit obligation for services rendered to date...........    (101,065)    (116,622)
                                                                              ---------    ---------
Plan assets in excess of projected benefit obligation......................       9,765        8,041
Unrecognized prior service cost............................................       3,099        2,536
Unrecognized net actuarial gain............................................      (3,665)      (2,403)
Unrecognized net asset at adoption date of FASB Statement No. 87...........        (305)        (238)
                                                                              ---------    ---------
Net pension asset recognized in the balance sheets.........................   $   8,894    $   7,936
                                                                              ---------    ---------
                                                                              ---------    ---------

     Plan assets in excess of projected benefit obligation at February 2, 1997 and February 1, 1998 are net of $3,729 and $4,264, respectively, for certain underfunded plans.

     PVH has an unfunded supplemental defined benefit plan covering 23 current and retired executives under which the participants will receive a predetermined amount during the 10 years following the attainment of age 65, provided that prior to the termination of employment with PVH, the participant has been in the plan for at least 10 years and has attained age 55. PVH does not intend to admit new participants in the future. At February 2, 1997 and February 1, 1998, $7,450 and $8,309, respectively, are included in other liabilities as the accrued cost of this plan.

     Savings and Retirement Plans -- PVH has a savings and retirement plan (the 'Associates Investment Plan') and a supplemental savings plan for the benefit of its eligible employees who elect to participate. Participants generally may elect to contribute up to 15% of their annual compensation, as defined, to the plans. PVH contributions to the plans are equal to 50% of the amounts contributed by participating employees with respect to the first 6% of compensation and were $2,668 (1995), $2,249 (1996) and $1,959 (1997). In accordance with the terms of the Associates Investment Plan, PVH matching contributions are invested in the Company's common stock.

     Post-Retirement Benefits -- PVH and its domestic subsidiaries provide certain health care and life insurance benefits to retired employees. Employees become eligible for these benefits if they reach retirement age while working for the Company. Retirees contribute to the cost of this plan, which is unfunded.

     Net post-retirement benefit cost includes the following components:

                                                                             1995      1996      1997
                                                                            ------    ------    ------
Service cost.............................................................   $  466    $  687    $  389
Interest cost............................................................    2,128     2,166     2,403
Amortization of net loss.................................................       37        44       284
Amortization of transition obligation....................................      273       273       273
                                                                            ------    ------    ------
                                                                            $2,904    $3,170    $3,349
                                                                            ------    ------    ------
                                                                            ------    ------    ------

                        PHILLIPS-VAN HEUSEN CORPORATION

                       (IN THOUSANDS, EXCEPT SHARE DATA)

RETIREMENT AND BENEFIT PLANS--(CONTINUED)

     The following reconciles the plan's accumulated post-retirement benefit with amounts recognized in the Company's balance sheets:

                                                                                   1996        1997
                                                                                 --------    --------
Accumulated post-retirement benefit obligation:
  Retirees receiving benefits.................................................   $ 21,505    $ 27,389
  Fully eligible active plan participants.....................................      2,132       2,547
  Active plan participants not eligible for benefits..........................      5,503       4,171
                                                                                 --------    --------
                                                                                   29,140      34,107
Unrecognized transition obligation............................................     (4,370)     (4,097)
Unrecognized net loss.........................................................     (4,729)     (8,689)
                                                                                 --------    --------
Post-retirement liability recognized in the balance sheets....................   $ 20,041    $ 21,321
                                                                                 --------    --------
                                                                                 --------    --------

     The weighted average annual assumed rate of increase in the cost of covered benefits (i.e., health care cost trend rate) is 7.0% for 1998 and is assumed to decrease gradually to 5.5% by 2010 and remain at that level thereafter. Increasing the assumed health care cost trend rate by one percentage point would increase the accumulated post-retirement benefit obligation as of February 1, 1998 by $3,391, and the aggregate of the service and interest cost components of net post-retirement benefit cost for 1997 by $303. The discount rate used in determining the accumulated post-retirement benefit obligation at February 2, 1997 and February 1, 1998 was 8.0% and 7.25%, respectively.

SEGMENT DATA

     PVH manages and analyzes its operating results by its two vertically integrated business segments: (i) Apparel and (ii) Footwear and Related Products. In prior years, the Apparel segment included sales, income and assets related to apparel marketed by the Company's footwear division. In the fourth quarter of 1997, PVH adopted FASB Statement No. 131, 'Disclosures about Segments of an Enterprise and Related Information'. In identifying its reportable segments under the provisions of Statement No. 131, PVH evaluated its operating divisions and product offerings. Under the aggregation criteria of Statement No. 131, PVH aggregated the results of its apparel divisions into the Apparel segment, which now excludes Bass apparel. The apparel segment derives revenues from marketing dresswear, sportswear and accessories, principally under the brand names Van Heusen, Izod, Izod Club, Gant and Geoffrey Beene. PVH's footwear business has been identified as the Footwear and Related Products segment. This segment derives revenues from marketing casual and weekend footwear, apparel and accessories under the Bass brand name.

                        PHILLIPS-VAN HEUSEN CORPORATION

                       (IN THOUSANDS, EXCEPT SHARE DATA)

SEGMENT DATA--(CONTINUED)

     Sales for both segments occur principally in the United States. There are no inter-segment sales. The Bass apparel data for prior years has been reclassified for consistent presentation with the current year.

                                                            1995           1996           1997
                                                         -----------    -----------    -----------
Net Sales
  Apparel.............................................   $ 1,006,701    $   897,370    $   911,047
  Footwear and Related Products.......................       457,427        462,223        438,960
                                                         -----------    -----------    -----------
  Total Net Sales.....................................   $ 1,464,128    $ 1,359,593    $ 1,350,007
                                                         -----------    -----------    -----------
                                                         -----------    -----------    -----------
Operating Income (Loss)
  Apparel(1)..........................................   $    12,432    $    30,021    $   (33,049)
  Footwear and Related Products(2)....................        21,026         32,888        (38,853)
                                                         -----------    -----------    -----------
  Total Operating Income (Loss).......................        33,458         62,909        (71,902)
Corporate Expenses....................................       (12,885)       (15,171)       (15,251)
Interest Expense, net.................................       (23,199)       (23,164)       (20,672)
                                                         -----------    -----------    -----------
  Income (Loss) Before Taxes..........................   $    (2,626)   $    24,574    $  (107,825)
                                                         -----------    -----------    -----------
                                                         -----------    -----------    -----------
Identifiable Assets
  Apparel.............................................   $   468,618    $   381,274    $   355,979
  Footwear and Related Products.......................       165,390        143,631        152,518
  Corporate...........................................       115,047        132,531        151,962
                                                         -----------    -----------    -----------
                                                         $   749,055    $   657,436    $   660,459
                                                         -----------    -----------    -----------
                                                         -----------    -----------    -----------
Depreciation and Amortization
  Apparel.............................................   $    22,399    $    16,105    $    10,484
  Footwear and Related Products.......................         7,074          5,780          6,561
  Corporate...........................................         4,267          7,553          8,255
                                                         -----------    -----------    -----------
                                                         $    33,740    $    29,438    $    25,300
                                                         -----------    -----------    -----------
                                                         -----------    -----------    -----------
Identifiable Capital Expenditures
  Apparel.............................................   $    20,555    $     4,269    $     8,103
  Footwear and Related Products.......................         7,281          6,650          3,957
  Corporate...........................................        11,937         11,659          5,863
                                                         -----------    -----------    -----------
                                                         $    39,773    $    22,578    $    17,923
                                                         -----------    -----------    -----------
                                                         -----------    -----------    -----------

------------------
(1) Operating income of the Apparel segment includes charges for facility and store closing, restructuring and other expenses of $25,000 (1995) and $78,465 (1997).

(2) Operating income of the Footwear and Related Products segment includes charges for facility and store closing, restructuring and other expenses of $2,000 (1995) and $54,235 (1997).

FACILITY AND STORE CLOSING, RESTRUCTURING AND OTHER EXPENSES

     During 1995 and 1997, the Company recorded pre-tax charges of $27,000 and $132,700, respectively, related principally to a series of actions the Company has taken to accelerate the execution of its ongoing strategies to build its brands. The initiatives related to the 1997 charges are as follows:

     Exiting all U.S. mainland footwear manufacturing with the closing of the Company's Wilton, Maine footwear manufacturing facility

     Exiting sweater manufacturing with the sale and liquidation of the Company's Puerto Rico sweater operations

     Restructuring plant, warehouse and distribution and other administrative areas to reduce product costs and operating expenses and improve efficiencies

     Closing an additional 150 underperforming retail outlet stores

                        PHILLIPS-VAN HEUSEN CORPORATION

                       (IN THOUSANDS, EXCEPT SHARE DATA)

FACILITY AND STORE CLOSING, RESTRUCTURING AND OTHER EXPENSES--(CONTINUED)

     Repositioning the Gant brand in the United States to be consistent with its highly successful positioning in Europe

     Modifying a repositioning of the Bass brand, including the liquidation of a resulting excess inventory

     The cost components of the 1997 charges are as follows:

  Inventory markdowns included in cost of goods sold.......................................   $ 46,000
  Fixed asset write-offs...................................................................     40,800
  Termination benefits for approximately 2,150 employees...................................     19,500
  Lease and other obligations..............................................................     19,100
  Other....................................................................................      7,300
                                                                                              --------
                                                                                              $132,700
                                                                                              --------
                                                                                              --------

     As of February 1, 1998, approximately $84,900 had been charged against this reserve, of which approximately $26,600 related to inventory markdowns.

     The initiatives related to the 1995 charges were the closing of three domestic shirt manufacturing facilities, closing approximately 300 underperforming retail outlet stores and reorganizing the Company's management structure to enhance the Company's focus on its brands. Approximately $13,000 of the charges related to the write-off of fixed assets located in such factories and retail outlet stores. The remaining $14,000 related to termination benefits, including pension settlements and curtailments of $1,200, for approximately 1,250 employees. As of February 1, 1998, all of this reserve had been utilized.

OTHER COMMENTS

     One of the Company's directors, Mr. Harry N.S. Lee, is a director of TAL Apparel Limited, an apparel manufacturer and exporter based in Hong Kong. During 1995, 1996 and 1997, the Company purchased approximately $45,000, $35,000 and $26,500, respectively, of products from TAL Apparel Limited and certain related companies.

     The Company is a party to certain litigation which, in management's judgment based in part on the opinion of legal counsel, will not have a material adverse effect on the Company's financial position.

     During 1995, 1996 and 1997, the Company paid a $0.0375 per share cash dividend each quarter on its common stock.

     Certain items in 1995 and 1996 have been reclassified to present them on a basis consistent with 1997.

                        PHILLIPS-VAN HEUSEN CORPORATION

                       (IN THOUSANDS, EXCEPT SHARE DATA)

RESERVE FOR DOUBTFUL ACCOUNTS

     The following reflects PVH's allowance for bad debts:

                                                                             1995      1996      1997
                                                                            ------    ------    ------
Allowance at Beginning of Year...........................................   $1,617    $5,363    $3,401
Provision for Bad Debts..................................................    4,244     2,165       694
Deductions Charged Against Allowance.....................................      498     4,127     1,184
                                                                            ------    ------    ------
Allowance at End of Year.................................................   $5,363    $3,401    $2,911
                                                                            ------    ------    ------
                                                                            ------    ------    ------

                 SELECTED QUARTERLY FINANCIAL DATA -- UNAUDITED
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                    1ST QUARTER           2ND QUARTER           3RD QUARTER           4TH QUARTER
                                -------------------   -------------------   -------------------   -------------------
                                  1996       1997       1996     1997(1)      1996       1997     1996(2)    1997(3)
                                --------   --------   --------   --------   --------   --------   --------   --------
Net sales....................   $273,660   $285,925   $313,807   $313,458   $391,245   $413,643   $380,881   $336,981
Gross profit.................     93,097     98,968    105,325     94,188    129,709    139,766    120,945     79,120
Net income (loss)............     (6,554)    (4,540)     2,126    (33,285)    15,035     14,552      7,923    (43,306)

Net income (loss) per share:
  Basic(4)...................      (0.24)     (0.17)      0.08      (1.23)      0.56       0.54       0.29      (1.59)
  Diluted....................      (0.24)     (0.17)      0.08      (1.23)      0.55       0.53       0.29      (1.59)

Price range of common stock
  per share:
  High.......................     13 3/8      14 5/8      14 1/2    15 3/4     11 3/4     15 7/8     15 1/8     14 1/2
  Low........................      9 5/8      11 1/2      11        12 3/8     10 3/8     13 1/2     10 3/4     11 1/2

------------------

(1) Net loss for the second quarter of 1997 includes a pre-tax charge of $57,000 for facility and store closing, restructuring and other expenses.

(2) The fourth quarter of 1996 includes 14 weeks of operations.

(3) Net loss for the fourth quarter of 1997 includes a pre-tax charge of $75,700 for facility and store closing, restructuring and other expenses.

(4) Due to averaging the quarterly shares outstanding when computing basic earnings per share, basic earnings per share totaled for the four quarters of 1997 does not agree with the annual amount.

                     INDEPENDENT ACCOUNTANTS REVIEW REPORT

Stockholders and Board of Directors
Phillips-Van Heusen Corporation

     We have reviewed the accompanying condensed consolidated balance sheet of Phillips-Van Heusen Corporation as of May 3, 1998, and the related condensed consolidated statements of operations and cash flows for the thirteen week periods ended May 3, 1998 and May 4, 1997. These financial statements are the responsibility of the Company's management.

     We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data, and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, which will be performed for the full year with the objective of expressing an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

     Based on our reviews, we are not aware of any material modifications that should be made to the accompanying condensed consolidated financial statements referred to above for them to be in conformity with generally accepted accounting principles.


                                                     /s/ Ernst & Young LLP


New York, New York
May 20, 1998

                        PHILLIPS-VAN HEUSEN CORPORATION

                      CONDENSED CONSOLIDATED BALANCE SHEET
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                                         MAY 3,
                                                                                                          1998
                                                                                                       -----------
                                                                                                       (UNAUDITED)
                                               ASSETS
Current Assets:
  Cash, including cash equivalents of $6,009........................................................    $  12,694
  Trade receivables, less allowances of $2,769......................................................      101,901
  Inventories.......................................................................................      261,739
  Other, including deferred taxes of $19,031........................................................       34,994
                                                                                                       -----------
     Total Current Assets...........................................................................      411,328
Property, Plant and Equipment.......................................................................       92,614
Goodwill............................................................................................      115,683
Other Assets, including deferred taxes of $44,659...................................................       70,620
                                                                                                       -----------
                                                                                                        $ 690,245
                                                                                                       -----------
                                                                                                       -----------
                                LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Notes payable.....................................................................................    $  48,000
  Accounts payable..................................................................................       32,214
  Accrued expenses..................................................................................       82,623
                                                                                                       -----------
     Total Current Liabilities......................................................................      162,837
Long-Term Debt......................................................................................      249,349
Other Liabilities...................................................................................       65,262
Stockholders' Equity:
  Preferred Stock, par value $100 per share; 150,000 shares authorized; no shares outstanding
  Common Stock, par value $1 per share; 100,000,000 shares authorized; shares issued 27,188,644.....       27,189
  Additional Capital................................................................................      117,019
  Retained Earnings.................................................................................       68,589
                                                                                                       -----------
     Total Stockholders' Equity.....................................................................      212,797
                                                                                                       -----------
                                                                                                        $ 690,245
                                                                                                       -----------
                                                                                                       -----------

           See notes to condensed consolidated financial statements.

                        PHILLIPS-VAN HEUSEN CORPORATION

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                         THIRTEEN WEEKS ENDED
                                                                                        ----------------------
                                                                                         MAY 4,        MAY 3,
                                                                                          1997          1998
                                                                                        --------      --------
                                                                                             (UNAUDITED)
Net sales............................................................................   $285,925      $295,765
Cost of goods sold...................................................................    186,957       193,257
                                                                                        --------      --------
Gross profit.........................................................................     98,968       102,508
Selling, general and administrative expenses.........................................    100,654       101,954
Year 2000 computer conversion expenses...............................................                    2,000
                                                                                        --------      --------
Loss before interest, taxes and extraordinary item...................................     (1,686)       (1,446)
Interest expense, net................................................................      4,932         5,466
                                                                                        --------      --------
Loss before taxes and extraordinary item.............................................     (6,618)       (6,912)
Income tax benefit...................................................................      2,078         2,427
                                                                                        --------      --------
Loss before extraordinary item.......................................................     (4,540)       (4,485)
Extraordinary loss on debt retirement................................................                   (1,060)
                                                                                        --------      --------
Net loss.............................................................................   $ (4,540)     $ (5,545)
                                                                                        --------      --------
                                                                                        --------      --------
Basic and diluted net loss per share:
  Loss before extraordinary item.....................................................   $  (0.17)     $  (0.16)
  Extraordinary loss.................................................................                    (0.04)
                                                                                        --------      --------
  Net loss per share.................................................................   $  (0.17)     $  (0.20)
                                                                                        --------      --------
                                                                                        --------      --------

           See notes to condensed consolidated financial statements.

                        PHILLIPS-VAN HEUSEN CORPORATION

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                          THIRTEEN WEEKS ENDED
                                                                               -------------------------------------------
                                                                                    MAY 4, 1997           MAY 3, 1998
                                                                               --------------------   --------------------
                                                                                   (UNAUDITED)
Operating activities:
  Net loss..................................................................         $ (4,540)             $ (5,545)
  Adjustments to reconcile net loss to net cash
     used by operating activities:
     Depreciation and amortization..........................................            6,982                 6,785
     Equity income in Pyramid Sportswear....................................             (228)                 (260)
     Deferred income taxes..................................................                                   (565)
  Changes in operating assets and liabilities:
     Receivables............................................................           (5,398)              (13,245)
     Inventories............................................................          (29,690)              (12,205)
     Accounts payable and accrued expenses..................................           (3,869)              (10,428)
     Deferred landlord contributions........................................           (1,382)               (1,129)
     Other-net..............................................................             (967)               (1,264)
                                                                                  -----------           -----------
          Net cash used by operating activities.............................          (39,092)              (37,856)

Investing activities:
  Property, plant and equipment acquired....................................           (3,354)               (3,553)

Financing activities:
  Net proceeds from issuance of 9.5% senior subordinated notes..............                                145,104
  Repayment of 7.75% senior notes...........................................                                (49,286)
  Proceeds from revolving lines of credit...................................           49,001               117,000
  Payments on revolving lines of credit.....................................                               (168,500)
  Exercise of stock options.................................................              105                    75
  Cash dividends............................................................           (2,030)               (2,038)
                                                                                  -----------           -----------
          Net cash provided by financing activities.........................           47,076                42,355
                                                                                  -----------           -----------
Increase in cash............................................................            4,630                   946
Cash at beginning of period.................................................           11,590                11,748
                                                                                  -----------           -----------
Cash at end of period.......................................................         $ 16,220              $ 12,694
                                                                                  -----------           -----------
                                                                                  -----------           -----------

           See notes to condensed consolidated financial statements.

                        PHILLIPS-VAN HEUSEN CORPORATION

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   UNAUDITED
                                 (IN THOUSANDS)

GENERAL

     The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not contain all disclosures required by generally accepted accounting principles for complete financial statements. Reference should be made to the annual financial statements, including the notes thereto, for the year ended February 1, 1998 which are included elsewhere herein.

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from the estimates.

     The results of operations for the thirteen weeks ended May 4, 1997 and May 3, 1998 are not necessarily indicative of those for a full fiscal year due, in part, to seasonal factors. The data contained in these financial statements are unaudited and are subject to year-end adjustments; however, in the opinion of management, all known adjustments (which consist only of normal recurring accruals) have been made to present fairly the consolidated operating results for the unaudited periods.

     Certain reclassifications have been made to the condensed consolidated financial statements for the thirteen weeks ended May 4, 1997 to present them on a basis consistent with the thirteen weeks ended May 3, 1998.

INVENTORIES

     Inventories are summarized as follows:

                                                                                     MAY 3,
                                                                                      1998
                                                                                    --------
Raw materials....................................................................   $ 14,325
Work in process..................................................................     14,509
Finished goods...................................................................    232,905
                                                                                    --------
  Total..........................................................................   $261,739
                                                                                    --------
                                                                                    --------

     Inventories are stated at the lower of cost or market. Cost for apparel inventories, excluding certain sportswear inventories, is determined using the last-in, first-out method (LIFO). Cost for footwear and certain sportswear inventories is determined using the first-in, first-out method (FIFO). Inventories would have been approximately $12,200 higher than reported at May 3, 1998, if the FIFO method of inventory accounting had been used for all apparel.

     The final determination of cost of sales and inventories under the LIFO method can only be made at the end of each fiscal year based on inventory cost and quantities on hand. Interim LIFO determinations are based on management's estimates of expected year-end inventory levels and costs. Such estimates are subject to revision at the end of each quarter. Since estimates of future inventory levels and costs are subject to external factors, interim financial results are subject to year-end LIFO inventory adjustments.

EXTRAORDINARY LOSS

     On April 22, 1998, PVH issued $150 million of 9.5% senior subordinated notes due May 1, 2008 and used the net proceeds to retire its intermediate term 7.75% senior notes and to repay a portion of the borrowings under its prior revolving credit facility. On the same day, PVH refinanced its revolving credit facility by entering into a new $325 million senior secured credit facility. In connection therewith,

                        PHILLIPS-VAN HEUSEN CORPORATION

                                   UNAUDITED
                                 (IN THOUSANDS)

EXTRAORDINARY LOSS--(CONTINUED)

the Company paid a yield maintenance premium of $1.4 million and wrote-off certain debt issue costs of $0.2 million. These items have been classified as an extraordinary loss, net of tax benefit of $0.5 million, in the first quarter of 1998.

SEGMENT DATA

     PVH manages and analyzes its operating results by its two vertically integrated business segments: (i) Apparel and (ii) Footwear and Related Products. In identifying its reportable segments under the provisions of FASB Statement No. 131, 'Disclosures about Segments of an Enterprise and Related Information', PVH evaluated its operating divisions and product offerings. Under the aggregation criteria of Statement No. 131, PVH aggregated the results of its apparel divisions into the Apparel segment. This segment derives revenues from marketing dresswear, sportswear and accessories, principally under the brand names Van Heusen, Izod, Izod Club, Gant and Geoffrey Beene. PVH's footwear business has been identified as the Footwear and Related Products segment. This segment derives revenues from marketing casual and weekend footwear, apparel and accessories under the Bass brand name.

     Sales for both segments occur principally in the United States. There are no inter-segment sales. See 'Management's Discussion and Analysis of Results of Operations and Financial Condition' for additional segment data.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                            ------------------------

                               TABLE OF CONTENTS

                                                  PAGE
                                                  ----
Prospectus Summary.............................     1
Risk Factors...................................    14
Use of Proceeds................................    17
Capitalization.................................    18
Selected Consolidated Financial Information....    19
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...................................    22
The Exchange Offer.............................    30
Business.......................................    38
Management.....................................    51
Principal Stockholders.........................    53
Description of Senior Debt.....................    54
Description of Exchange Notes..................    55
Description of Certain Federal Income Tax
  Consequences of an Investment in the Exchange
  Notes........................................    78
Plan of Distribution...........................    82
Validity of the Exchange Notes.................    82
Experts........................................    82
Available Information..........................    83
Index to Financial Statements..................   F-1

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


                             PHILLIPS-VAN HEUSEN
                                 CORPORATION

                            OFFER TO EXCHANGE UP TO
                              $150,000,000 OF ITS
                           9 1/2% SENIOR SUBORDINATED
                                 NOTES DUE 2008
                                      FOR
                        9 1/2% SENIOR SUBORDINATED NOTES
                                    DUE 2008

                         ------------------------------
                                   PROSPECTUS
                         ------------------------------


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the General Corporation Law of Delaware, the law of the state in which the Company is incorporated, empowers a corporation within certain limitations to indemnify any person against expenses, including attorney's fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with any suit or proceeding to which such person is a party by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, as long as such person acted in good faith and in a manner which the person reasonably believed to be in, or not opposed to, the best interests of the corporation. With respect to any criminal proceeding, the person must have had no reasonable cause to believe that the person's conduct was unlawful. Article Eighth of the Company's Certificate of Incorporation provides for indemnification of directors to the extent permitted by the General Corporation Law of the State of Delaware.

     Section 102(b)(7) of the General Corporation Law of the State of Delaware provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. Article Eighth of the Company's Certificate of Incorporation contains such a provision.

     The Company also has in effect directors' and officers' liability insurance covering certain liabilities incurred by the directors and officers of the Company in connection with the performance of their duties.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     See the Exhibit Index included immediately preceding the exhibits to this Registration Statement.

ITEM 22. UNDERTAKINGS.

     The undersigned Company hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to the Registration Statement:

             (i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

             (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the 'Calculation of Registration Fee' table in the effective registration statement;

             (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The Company hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act, and will be governed by the final adjudication of such issue.

     The undersigned Company hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first-class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Company has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of New York and State of New York on June 17, 1998.

                                          PHILLIPS VAN-HEUSEN CORPORATION

                                          By:   /s/
                                              ----------------------------------
                                                      Bruce J. Klatsky
                                            Chairman and Chief Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Bruce J. Klatsky his true and lawful attorney-in-fact and agent, acting alone, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all the exhibits thereto, and other documents in connection therewith, with the Commission, granting unto said attorney-in-fact and agent, acting alone, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises as fully, to all intents and purposes, as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                SIGNATURE                   TITLE                                                  DATE
                ---------                   -----                                                  ----
           /s/                              Chairman; Chief Executive Officer;                June 17, 1998
---------------------------------------     Director
             Bruce J. Klatsky

              /s/                           President, Chief Operating Officer;               June 17, 1998
---------------------------------------
                Mark Weber

           /s/                              Executive Vice President; Chief Financial         June 17, 1998
---------------------------------------     Officer; Director
             Irwin W. Winter

           /s/                              Vice President and Controller                     June 17, 1998
---------------------------------------
             Emanuel Chirico

           /s/                              Director                                          June 17, 1998
---------------------------------------
             Edward H. Cohen

           /s/                              Director                                          June 17, 1998
---------------------------------------
             Joseph B. Fuller

           /s/                              Director                                          June 17, 1998
---------------------------------------
             Joel H. Goldberg

            /s/                             Director                                          June 17, 1998
---------------------------------------
              Marc Grossman

         /s/                                Director                                          June 17, 1998
---------------------------------------
           Dennis F. Hightower

        /s/                                 Director                                          June 17, 1998
---------------------------------------
          Maria Elena Lagomasino

            /s/                             Director                                          June 17, 1998
---------------------------------------
              Harry N.S. Lee

                SIGNATURE                   TITLE                                                  DATE
                ---------                   -----                                                  ----
             /s/                            Director                                           June 17, 1998
---------------------------------------
               Bruce Maggin

           /s/                              Director                                           June 17, 1998
---------------------------------------
             Sylvia M. Rhone

           /s/                              Director                                           June 17, 1998
---------------------------------------
             Peter J. Solomon

                                 EXHIBIT INDEX

EXHIBIT
NUMBER      DESCRIPTION
------      -----------
   4.1*      --   Indenture, dated as of April 22, 1998, between the Company and Union
                  Bank of California, N.A., as Trustee.

   4.2*      --   Exchange and Registration Rights Agreement, dated as of April 22, 1998, among the Company and Goldman, Sachs & Co., Chase Securities Inc. and
                  Citicorp Securities, Inc.

   4.3*      --   Form of Global 9 1/2% Senior Subordinated Note due 2008.

     5*      --   Form of Opinion of Rosenman & Colin LLP.

    12*      --   Statement re: Computation of Ratios.

    13       --   Annual Report on Form 10-K for the fiscal year ended February 1, 1998, as amended by its amendment on Form 10-K/A No. 1 (incorporated by reference to the Company's Annual Report on Form 10-K and its amendment on Form 10-K/A filed with the Commission on April 15, 1998 and April 24,
                  1998, respectively).

    21       --   List of Subsidiaries (incorporated by reference to the Company's Annual
                  Report on Form 10-K for the fiscal year ended February 1, 1998).

    23.1*    --   Consent of Ernst & Young LLP.

    23.2*    --   Consent of Rosenman & Colin LLP (included in Exhibit 5).

    24*      --   Power of Attorney (included on page II-4).

    25+      --   Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of Union Bank of California, N.A., as Trustee.

  99.1*      --   Form of Letter of Transmittal for Initial Notes.

  99.2*      --   Form of Notice of Guaranteed Delivery for Initial Notes.

------------------

*   Filed herewith.
+   To be filed by amendment.